Exhibit 99.1

Dear First Data Stockholder:

I am pleased to inform you that on [•], 2006, the company’s Board of Directors approved the spin-off of Western Union, a wholly-owned subsidiary that is a leader in the global money transfer business.

The spin-off of Western Union is scheduled to occur on [•], 2006. Holders of record of shares of First Data common stock as of the close of business on [•], 2006, which will be the record date, will receive one share of Western Union common stock for each share of First Data common stock held. No action is required on your part to receive shares of Western Union. You will not be required to pay anything for the new shares or to surrender any First Data shares. You will not receive a stock certificate representing your interest in Western Union unless you request one.

We believe that the separation of Western Union from First Data will provide a better structure for each company to pursue the most appropriate long-term growth opportunities and business strategies by allowing it to focus on its own distinct businesses, opportunities and markets. First Data will continue to provide business customers with leading, innovative electronic commerce and payment solutions, while Western Union will build on its position as the trusted source for consumers around the world to transfer money and pay bills rapidly, reliably and conveniently.

Following the spin-off, First Data’s common stock will continue to trade on the New York Stock Exchange under the symbol “FDC.” Western Union intends to apply to have its common stock authorized for listing on the NYSE under the symbol “WU.”

We intend for the spin-off to be tax-free for all stockholders. To that end, we have requested a favorable ruling from the Internal Revenue Service with respect to the spin-off, and intend to complete the spin-off only if we receive the favorable ruling and a favorable opinion of counsel confirming the spin-off’s tax-free status. The spin-off is also subject to other conditions, including necessary regulatory approvals.

I encourage you to read the enclosed information statement, which is being provided to all First Data stockholders. It describes the spin-off in detail and contains important business and financial information about Western Union.

I look forward to your continued support as a stockholder of First Data. We remain committed to working on your behalf to build long-term stockholder value.

Sincerely,

Ric Duques

Chairman and Chief Executive Officer

First Data

[•], 2006

Dear Western Union Stockholder:

It is our great pleasure to welcome you as a stockholder of Western Union.

The Western Union Company has roots back to 1851 and first traded on the New York Stock Exchange in 1865. For 150 years, we have been providing innovative services, including sending the first transatlantic telegraph, creating the universal stock ticker and launching the first United States commercial communications satellite service. We introduced our consumer-to-consumer money transfer service in 1871 and today offer these services under the Western Union, Orlandi Valuta and Vigo brands. We began offering consumer-to-business money payment services in 1989 when we introduced Western Union Quick Collect, providing consumers in the United States with convenient walk-in access to our agent network to pay bills in cash.

Since First Data acquired us in 1995, we have become a leader in global money transfer, with a vast, diversified distribution network consisting of over 270,000 agent locations in more than 200 countries and territories. We believe that the size and reach of this network, our brand strength, and the convenience and reliability we bring to our consumers have been the key to the growth of our business as well as our strong financial performance.

We are very excited about our prospects and believe we will be even better positioned to realize the significant growth opportunities for our business as an independent company. Looking forward, we intend to continue to execute our successful strategies of expanding and diversifying our global distribution, building our brand and enhancing our consumers’ experiences, developing consumer convenience and choice, and exploring new service offerings.

We intend to apply to have Western Union common stock authorized for listing on the New York Stock Exchange under the symbol “WU.”

We invite you to learn more about our company by reading the enclosed information statement. We thank you in advance for your support as our business begins a new and exciting chapter in its long and successful history.

Sincerely,

Christina A. Gold	Jack M. Greenberg
Chief Executive Officer	Non-Executive Chairman
Western Union	Western Union
[•], 2006

Preliminary Information Statement

(Subject to Completion, Dated June 7, 2006)

INFORMATION STATEMENT

Common Stock

(Par Value $0.01 Per Share)

First Data Corporation is providing this information statement to you as a stockholder of First Data in connection with the spin-off of The Western Union Company. The spin-off will consist of a series of transactions by which First Data will contribute its money transfer and consumer payments businesses to Western Union, which we refer to as the contribution, and distribute to its stockholders of record all of the outstanding shares of Western Union common stock, which we refer to as the distribution.

First Data expects that the distribution will be made on [•], 2006 on a pro rata basis to the holders of record of First Data common stock on [•], 2006, which we refer to as the record date. If you are a holder of record of First Data common stock at the close of business on the record date, you will receive one share of Western Union common stock for each share of First Data common stock you hold on that date. As discussed under “The Spin-Off—Trading of First Data Common Stock After the Record Date and Prior to the Distribution,” if you sell your shares of First Data common stock in the “regular way” market after the record date and prior to the spin-off, you also will be selling your right to receive shares of Western Union common stock in connection with the spin-off. A book-entry account statement reflecting your ownership of shares of Western Union common stock will be mailed to you, or your brokerage account will be credited for the shares, on or about [•], 2006.

First Data has requested a favorable tax ruling from the United States Internal Revenue Service with respect to the spin-off.

You will not be required to make any payment for the shares of Western Union common stock that you will receive in connection with the spin-off, nor will you be required to surrender or exchange your shares of First Data common stock or take any other action in order to receive shares of Western Union common stock in connection with the spin-off. No approval by First Data stockholders of the spin-off is required or being sought. You are not being asked for a proxy and you are requested not to send a proxy.

There is no current trading market for Western Union common stock. However, we expect that a limited market, commonly known as a “when-issued” trading market, for Western Union common stock will begin on or about [•], 2006, and we expect that “regular way” trading of Western Union common stock will begin the first day of trading following the spin-off. We intend to apply to have Western Union common stock authorized for listing on the New York Stock Exchange under the symbol “WU.”

In reviewing this information statement, you should carefully consider the risks under “ Risk Factors” beginning on page 14 of this information statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this information statement is [•], 2006.

In this information statement, unless the context otherwise requires:

•	“Western Union,” “we,” “our,” “us” and “our company” refer to The Western Union Company, a Delaware corporation, and its subsidiaries, for all periods following the spin-off; and

•	“First Data” refers to First Data Corporation, a Delaware corporation, and its subsidiaries, other than, for all periods following the spin-off, Western Union.

We describe in this information statement the businesses to be transferred to us by First Data in connection with the spin-off as though the transferred businesses were our business for all historical periods described. However, The Western Union Company is a newly formed entity that has not conducted any operations prior to the spin-off. References in this information statement to the historical assets, liabilities, products, businesses or activities of our businesses are intended to refer to the historical assets, liabilities, products, businesses or activities of the transferred businesses as those businesses were conducted as part of First Data prior to the spin-off. Following the spin-off, we will be an independent, publicly traded company, and First Data will have no continuing stock ownership in us. Our historical combined financial information as part of First Data contained in this information statement is not necessarily indicative of our future financial position, future results of operations or future cash flows, nor does it reflect what our financial position, results of operations or cash flows would have been had we been operated as a stand-alone company during the periods presented.

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This information statement is being furnished solely to provide information to First Data stockholders who will receive shares of Western Union common stock in connection with the spin-off. It is not provided as an inducement or encouragement to buy or sell any securities. You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information.

Trademarks, Service Marks and Trade Names

We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks and service marks that we own or have rights to use that appear in this information statement include the WESTERN UNION®, VIGOSM, ORLANDI VALUTA®, WESTERN UNION QUICK COLLECT®, SPEEDPAY® and PAYMAP® marks. The trademarks are registered in the United States and other jurisdictions. Each trademark, trade name or service mark of any other company appearing in this information statement is owned by such company.

Industry Data

This information statement includes industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys and other independent sources available to us. Some data also are based on our good faith estimates, which are derived from management’s knowledge of the industry and from independent sources. The primary sources for third-party industry data and forecasts are Aite Group, LLC, or “Aite,” the International Organization for Migration, the World Bank and other industry reports and articles. These third-party publications and surveys generally state that the information included therein is believed to have been obtained from sources believed to be reliable, but that the publications and surveys can give no assurance as to the accuracy or completeness of such information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions on which such data are based. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources.

Company Information

The Western Union Company was incorporated in Delaware in February 2006. Our principal executive offices are located at 12500 East Belford Avenue, Englewood, Colorado 80112. Our main telephone number is (303) 967-6756.

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SUMMARY

The following summary contains certain information from this information statement relating to us and the spin-off. It does not contain all the details concerning us or our spin-off from First Data, including information that may be important to you. To understand our business and financial position and the spin-off, you should carefully review this entire information statement.

Our Company

Western Union, a leader in global money transfer, provides people with fast, reliable and convenient ways to send money around the world, pay bills and purchase money orders. The Western Union brand is globally recognized. Our services are available through a network of over 270,000 agent locations that offer Western Union services in more than 200 countries and territories. Our consumer-to-consumer money transfer service enables people to send money around the world in minutes. Our consumer-to-business service provides consumers with flexible and convenient options for making one-time or recurring payments.

In 2005, we generated $4.0 billion in total combined revenues and $898.2 million in combined net income. Demand for our services has steadily increased over the past several years. Our consumer-to-consumer transactions grew at a compound annual growth rate of 21% from 2001 to 2005. We handled 119 million consumer-to-consumer money transfers in 2005, an increase of 23% over 2004. Our 215 million consumer-to-business transactions in 2005 represented a 12% increase over 2004.

We believe that brand strength, the size and reach of our global network, convenience and reliability for our consumers have been key to the growth of our business. As we continue to meet the needs of our consumers for fast, reliable and convenient money transfer services, we are also working to enhance our existing services and provide our consumers with broad access to an expanding portfolio of payment and other financial services.

The Western Union Business

The Western Union business model is straight-forward. Our revenue is principally generated by money transfer and payment transactions. We derive our revenue primarily from two sources. Most of our revenue comes from fees that consumers pay when they send money. In certain consumer money transfer transactions involving different send and receive currencies, we generate revenue based on the difference between the exchange rate set by us to the consumer and the rate at which we are able to acquire currency.

We operate primarily in two business segments.

•	In our consumer-to-consumer segment we provide our third-party agents with our multi-currency, real-time money transfer processing systems used to originate and pay money transfers. Our agents provide the physical infrastructure and staff required to complete the transfers. We generally pay our agents a commission based on a percentage of revenue. The commission is shared between the agent that initiated the transaction, the “send agent,” and the agent that paid out the transaction, the “receive agent.” For most agents, the costs of providing the physical infrastructure and staff are typically covered by the agent’s primary business (e.g., postal services, banking, check cashing, travel and retail businesses), making the economics of being a Western Union agent attractive to our agents. Western Union’s global reach and loyal consumer base allow us to attract agents we believe to be high quality. We take little credit risk associated with consumer delinquency, because the vast majority of our transactions are initiated in cash.

•	In our consumer-to-business segment we offer consumers the option to make consumer-to-business payments electronically over the telephone or the Internet or cash payments in person at an agent location. We process electronic payments using the consumer’s credit card, debit card or bank account. We process cash payments much like we process consumer-to-consumer transactions.

Our Strengths

We believe our strengths position us to continue as the provider of choice for millions of consumers when they send money. Our strengths include our:

Strong relationships with high quality agents and businesses. We interact with millions of consumers around the world primarily through our global agent network. Our agents facilitate the global distribution and convenience that help define our Western Union brand, which in turn helps create demand for our services and helps us to recruit and retain agents. Our agents tend to be established organizations that provide an array of other consumer products and services, including postal services, groceries, banking, check cashing, travel and other daily necessities. Many are open during nontraditional banking hours, such as nights and weekends, making it easier for consumers to use our services. Although our agent contracts are generally for 5 year terms, our top 40 agents globally have been with us an average of more than 12 years; in 2005, these agents generated approximately 50% of our consumer-to-consumer combined revenues.

We have strong relationships with a number of businesses and other organizations that receive consumer payments, including utilities, auto finance companies, mortgage servicers, financial service providers and government agencies (all sometimes referred to as “billers”). These relationships are a core component of our consumer-to-business payment services. On average, we have provided bill payment services for our top 20 billers for more than 10 years.

Global distribution network. The Western Union®, Orlandi Valuta® and VigoSM agent networks are the foundation of our international presence. Our agent locations include 5,000 offering Orlandi Valuta® branded service and nearly 19,000 offering VigoSM branded service, with the remainder offering Western Union branded service. A small number offer service under two or three brands. Our global footprint is based on more than a decade of building relationships with agents worldwide.

Success in the consumer-to-consumer money transfer business depends in large part on providing quality service at convenient send and receive locations. Our global network, extending to over 200 countries and territories, provides that convenience. We have emphasized the development of our receive network around the world over the last five years to align the supply of agent locations in the markets that primarily send transactions with those that pay them. Today, we believe we are well-positioned in key receive markets, such as China and India, to meet consumer demand as it evolves with shifts in migration patterns.

To complement the convenience offered by our network’s global physical locations, in certain countries we have made our services available through other channels, such as our Internet service, westernunion.com, which allows consumers to send funds through our website, our telephone money transfer service and our direct-to-bank money transfer service, which allows consumers to send money directly to a bank account.

Established brands. Our Western Union® brand is built on a foundation of more than a century of history and consumer-focused service. Our consumers have told us that they believe the Western Union brand represents speed, reliability, trust, value and convenience. In the United States, where the brand has existed the longest, there is a very high level of brand awareness among money transfer users. The international expansion of our agent network over the past decade has made the Western Union brand visible today virtually everywhere consumers send and receive money. We are building the level of awareness in Europe and Asia. As people move and travel around the world, they are able to find a well recognized service to send funds to others.

We also offer money transfer services under the Orlandi Valuta® and VigoSM brands. Over the past three years, Western Union branded transactions have grown the fastest of the three brands. Through our Western Union Quick Collect brand, as well as our Speedpay brand, we offer cash-based and electronic consumer-to-business payment services.

Our operating results over the past several years have allowed us to invest significantly each year to support our brands. In 2005, we invested more than $270 million to market, advertise and promote our services and our agents made significant additional investments.

Consumer relationships. One of our strengths has been our focus on our consumers and offering them fast, reliable money transfer services. Our global loyalty card program, offered for both consumer-to-consumer and consumer-to-business services, is available in a growing number of countries. We launched our Gold Card, the principal feature of the program, in the United States in 2002. As of March 31, 2006, the loyalty program was available in 58 countries and had 5.8 million active cards, primarily in the United States. The Gold Card offers consumers faster service at the point-of-sale, rewards such as free telephone time and service enhancements including, on a pilot basis in select markets, remittance protection insurance. On average, a Gold Card consumer initiates more transactions and has a higher rate of retention than a non-carded consumer. In the United States more than 30% of consumer-to-consumer transactions are completed using a Gold Card. We are also seeing increases in usage in Europe and Asia where we began offering the Gold Card in 2004.

Operational excellence. An important part of operational excellence is steadfastly reliable technology. Our systems enable us to provide worldwide, multi-currency and real-time money transfer processing with a high degree of reliability. We provide dynamic computer host-to-host interfaces to our agents and billers that enable them to offer money transfer and payment services within their own computer environment. We also provide settlement and reconciliation software to our agents and billers with reporting and analysis tools to help them monitor many aspects of their money transfer business, including transactions, profitability and cash flow. Behind the scenes, our settlement systems facilitate the periodic settlement of accounts between our company and our agents and billers. Our systems and processes enable our agents to pay money transfers in over 120 currencies.

Flexibility is another important component of operational excellence. We continue to work to implement consumer focused enhancements to our services. These efforts have resulted in offerings like telephone and Internet services, and money transfers paid directly to a bank account or to a stored-value card.

Attractive financial profile. While we expect to incur significant amounts of debt in connection with the spin-off, our significant revenue and net cash flow will provide us with opportunities to invest in our core business growth, in new services and in new markets. In 2005, we generated $4.0 billion in combined revenues and over $1.0 billion in combined net cash provided by operating activities. Our combined revenues have grown at a compound annual growth rate of 15% since 2001.

Experienced management team. Our management team is substantially the same team that managed the Western Union business for First Data before the spin-off. Business leaders at the senior management level and below were involved in Western Union’s global expansion and creating and implementing our long-term strategy. Collectively, members of our executive team have an average of 8 years with us or First Data.

Our Strategy

We believe that our strengths position us well to continue to pursue global markets and remain focused on our consumers and their needs. To do so, we developed a number of strategies, including:

Expand and diversify global distribution. We intend to continue to identify and create opportunities to generate new revenue from our existing distribution channels, including through acquisitions and by equity investments in our agents. We are focused on selectively expanding our agent network and relationships with billers.

Our strategy is to align the number of send and receive agent locations in our markets to correspond to the send and receive demands of our consumers in each market. We have focused on building receive networks in countries with large inbound remittance markets, particularly in Latin America, Africa and eastern Europe, as well as key countries like China, India and elsewhere in Asia. This increased presence in receive markets provides emigrants from these countries confidence that money they send home will be delivered to a convenient location they know. In the United States, western Europe and other predominantly send markets, we add agent locations in locales that tend to attract immigrants. While we continue to develop our global network, we expect the majority of our growth in the future to come from existing locations.

Today, we offer cash-based bill payment services primarily in the United States, and we offer consumer-to-business payment services to and from other countries served by our agent network. We intend to pursue continued global expansion of cash and electronic consumer-to-business payments services through our existing agent network and other channels.

Build our brands and enhance our consumers’ experience. We remain focused on our brands and make sizable investments to build our brands and enhance our consumers’ experience. In each of the last three years, we have spent approximately 7% of our combined revenues on marketing, including advertising, events, loyalty programs and employees dedicated to marketing activities. In addition, in each of the last three years we invested in consumer-to-consumer pricing adjustments. Building our brands and enhancing the consumer experience are strategies that are grounded in our global consumer relationship management, or “CRM,” programs, which emphasize building a lifetime relationship with our consumers and their families. The Western Union Gold Card is a key part of this strategy.

Develop consumer convenience and choice. We focus our product development strategy on providing money transfer services that meet consumers’ needs for convenience, choice and control. Our Internet service (westernunion.com), Telephone Money Transfer (a service that allows consumers to speak with Western Union operators in a number of languages by phone to send funds), Money Transfer by Phone (a service that allows consumers to speak with Western Union operators in a number of languages by phone from agent locations to send funds), Direct to Bank (a service that allows consumers to send funds directly to a bank account), Account to Cash (a service that allows consumers to debit their bank accounts and send the money through Western Union for payment at any agent location), Home Delivery of remittances (a service that allows funds to be delivered to the recipient rather than picked up at an agent location) and Western Union@ATM (a service that allows consumers to transfer funds to or from an ATM) are all examples of service enhancements that address our consumers’ needs. We intend to continue to develop these types of enhancements, building on insights from our agents and the knowledge we gain from CRM activities.

In the United States, we offer consumers the ability to send payments to billers through a variety of channels, including walk-in locations, telephone service, interactive voice response units, or “IVR,” and Internet-based service. In order to pay their bills through these channels, consumers can use various means of payments—checks, credit cards, debit cards or cash. We intend to increase our consumer payments business in the United States by pursuing existing and emerging electronic payments services and technologies. Equally as important, we plan to expand this business outside the United States in ways that will vary from market to market.

Explore new service offerings. Western Union is exploring new ways to bring additional services to our consumers around the world. For example, Western Union International Bank, based in Vienna, Austria, has the ability to establish branches and offer money transfer and other financial services directly to consumers in each of the 25 member states of the European Union. We continue to investigate new services—either offered by our company directly or through third parties—that are meaningful to our large consumer base.

Reasons for the Spin-Off

First Data and we believe that the spin-off of our business from First Data will provide several opportunities and benefits that are expected to enhance stockholder value, including the following:

•	providing each company with enhanced business focus on its own distinct business opportunities, markets and challenges;

•	allowing us greater capital flexibility and direct access to capital markets;

•	allowing us to link our employees’ compensation more directly with our financial performance;

•	allowing us the ability to provide our services without being restrained by the conflicts doing so may create with First Data’s clients; and

•	allowing the investment community to invest separately in each company.

Questions and Answers About the Spin-Off

How will the spin-off work?	The spin-off will be accomplished through a series of transactions by which First Data will contribute to us its money transfer and consumer payments businesses, which we refer to as the contribution, and distribute to its stockholders of record all of the outstanding shares of our common stock, which we refer to as the distribution. For additional information on the transactions in the spin-off, see “The Spin-Off—Manner of Effecting the Spin-Off” beginning on page [•].

What other transactions are occurring with the spin-off?	We currently expect that in connection with the spin-off, we will transfer to First Data up to approximately $3.6 billion in cash or a combination of cash and our debt securities. We expect to finance the cash portion of the amount to be paid to First Data through borrowings by us. The borrowing arrangements may be in the form of credit facilities, publicly or privately issued debt or a combination thereof. The amount to be paid to First Data, the amount and term of the debt we will incur, the type of debt and entity that will incur the debt have not been finally determined, but will be determined prior to the spin-off. A number of factors could affect this final determination, and the amount of debt ultimately incurred could be substantially less than the amount assumed in this information statement. For additional information regarding the financing, see “Financing” on page [•].

What will our relationship with First Data be after the spin-off?	First Data and Western Union each will be independent, publicly traded companies. However, we will enter into agreements with First Data that will ease our transition into an independent, publicly traded company following the spin-off. These agreements will also allocate responsibility for obligations arising before and after the spin-off, including, among others, obligations relating to our employees and taxes. For example, we will enter into an agreement with Integrated Payment Systems Inc., or “IPS,” a subsidiary of First Data, that will permit us to continue to conduct our money order business. For additional information on our relationship with First Data after the spin-off, see “Our Relationship with First Data After the Spin-Off” beginning on page [•].

When will the spin-off be completed?	First Data expects to complete the spin-off by distributing shares of our common stock on [•], 2006 to holders of record of First Data common stock on the record date. As discussed under “The Spin-Off—Trading of First Data Common Stock After the Record Date and Prior to the Distribution,” if you sell your shares of First Data common stock in the “regular way” market after the record date and prior to the spin-off, you also will be selling your right to receive shares of our common stock in connection with the spin-off. For additional information on the spin-off, see “The Spin-Off—Results of the Spin-Off” beginning on page [•].

What is the record date for the distribution?	[•], 2006.

What do I have to do to participate in the distribution?	Nothing. You are not required to take any action to receive shares of our common stock in the spin-off. No vote of First Data stockholders will be taken for the spin-off. If you own shares of First Data common stock as of the close of business on the record date and do not sell those shares in the “regular way” market prior to the spin-off, a book-entry account statement reflecting your ownership of shares of our common stock will be mailed to you, or your brokerage account will be credited for the shares, on or about [•], 2006. Do not mail in First Data common stock certificates in connection with the spin-off.

How many shares of your common stock will I receive?	First Data will distribute one share of our common stock for each share of First Data common stock you own of record as of the close of business on the record date and do not sell in the “regular way” market prior to the spin-off. Based on approximately [•] shares of First Data common stock that we expect to be outstanding on the record date, First Data will distribute a total of approximately [•] shares of our common stock. For additional information on the distribution, see “The Spin-Off—Results of the Spin-Off” beginning on page [•].

What is book-entry?	The book-entry system allows registered stockholders to hold their shares without physical stock certificates. You will only receive a stock certificate if you request one. For additional information, see “The Spin-Off—Manner of Effecting the Spin-Off” beginning on page [•].

Is the spin-off taxable for United States federal income tax purposes?	First Data expects to receive (i) a private letter ruling from the Internal Revenue Service and (ii) an opinion of Sidley Austin LLP (or other nationally recognized tax counsel), in each case to the effect that the spin-off will be tax-free to First Data, us and First Data’s stockholders. See “The Spin-Off—Important Federal Income Tax Consequences” beginning on page [•] for a more detailed discussion of the United States federal income tax consequences of the spin-off to First Data stockholders.

How will the spin-off affect my tax basis in First Data common stock?	Assuming that the spin-off is tax-free to First Data’s stockholders, your tax basis in the First Data common stock held by you immediately prior to the distribution will be allocated between such First Data common stock and our common stock received in the distribution in proportion to the relative fair market values of each on the date of the distribution. See “The Spin-Off—Important Federal Income Tax Consequences” beginning on page [•] for a more detailed description of the effects of the spin-off on your tax basis in First Data common stock and our common stock.

What will happen to First Data stock options, restricted shares and restricted stock units?

We currently expect that, subject to approval of the First Data compensation and benefits committee, equity compensation awards will be treated as follows:

•     Current and former employees and directors of First Data who do not become employees or directors of Western Union will have each of their existing First Data stock options converted into an adjusted First Data stock option with an adjusted exercise price and a substitute Western Union stock option. Both options, when combined, will preserve the intrinsic value of the existing First Data option, and each will preserve the ratio of the exercise price to the fair market value of the stock subject to the option.

•      Each First Data stock option held by a person who is or will be an employee or director of Western Union immediately after the spin-off will be converted into a substitute option to purchase Western Union common stock. The substitute option will be adjusted to preserve the intrinsic value of the option and the ratio of the exercise price to the fair market value of the stock.

•      Holders of First Data restricted stock who do not become employees or directors of Western Union will receive Western Union restricted stock in connection with the spin-off based on the number of shares of First Data restricted stock they hold.

•      The restricted stock awards of persons who are or will be employees or directors of Western Union immediately after the spin-off will be replaced with substitute Western Union restricted stock awards.

•      Current and former employees and directors of First Data who do not become employees or directors of Western Union will have their First Data restricted stock units adjusted to represent both First Data restricted stock units and Western Union restricted stock units. First Data employees and directors who become Western Union employees or directors will have their First Data restricted stock units replaced with substitute Western Union restricted stock units.

For additional information on the treatment of First Data equity compensation awards, see “Our Relationship with First Data After the Spin-Off—Employee Matters Agreement” beginning on page [•].

Do you intend to pay dividends on your common stock?	It is currently contemplated that following the spin-off, we will pay a cash dividend on our common stock with respect to the first full fiscal quarter following the date the spin-off is completed in an amount to be determined prior to the spin-off. The declaration and amount of future dividends, however, will be determined by our board of directors and will depend on our financial condition, earnings, capital requirements, legal requirements, regulatory constraints, industry practice and any other factors that our board of directors believes are relevant. See “Dividend Policy” on page [•] for additional information on our dividend policy following the spin-off.

Where will I be able to trade your shares of common stock?	There is no current trading market for our common stock. We intend to apply to have our common stock authorized for listing on the New York Stock Exchange under the symbol “WU.” We expect that a limited market, commonly known as a “when-issued” trading market, for our common stock will begin on or about [•], 2006. The term “when-issued” means that shares can be traded prior to the time shares are actually available or issued. We expect that on the first trading day following the spin-off, “when-issued” trading in our common stock will end and “regular way” will begin. “Regular way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a trade. Shares of our common stock generally will be freely tradable following the spin-off. For additional information regarding the trading of our common stock, see “The Spin-Off—Market for Our Common Stock; Trading of Our Common Stock Prior to the Spin-Off” beginning on page [•].

Will the number of First Data shares I own change as a result of the spin-off?	No. The number of shares of First Data common stock you own will not change as a result of the spin-off.

What will happen to the listing of First Data common stock?	Nothing. First Data common stock will continue to be traded on the New York Stock Exchange under the symbol “FDC.”

Who do I contact for information regarding you and the spin-off?	Before the spin-off, you should direct inquiries relating to the spin-off to:

First Data Corporation 6200 South Quebec Street Greenwood Village, Colorado 80111 Attention: Investor Relations Department (303) 967-6756

After the spin-off, you should direct inquiries relating to our common stock to:

The Western Union Company 12500 East Belford Avenue Englewood, Colorado 80112 Attention: Investor Relations Department

After the spin-off, the transfer agent and registrar for our common stock will be:

Wells Fargo Bank Minnesota, National Association 161 North Concord Exchange South St. Paul, Minnesota 55075 (651) 450-4064

Summary Historical Data and Unaudited Pro Forma Combined Financial Data

The following tables set forth our summary historical data and unaudited pro forma financial data prepared on a combined basis. The historical data present our business as it has historically been operated by First Data. You should read the information set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Statements” and our historical combined financial statements and the notes to those statements included elsewhere in this information statement. The statements of income and cash flow data for the years ended December 31, 2005, 2004 and 2003 and the balance sheet data as of December 31, 2005 and 2004 set forth below are derived from our audited combined financial statements included elsewhere in this information statement. The statements of income and cash flow data for the years ended December 31, 2002 and 2001 and the balance sheet data as of December 31, 2003, 2002 and 2001 set forth below are derived from our unaudited combined financial statements not included in this information statement. The statements of income and cash flow data for the three-month periods ended March 31, 2006 and 2005 and the balance sheet data as of March 31, 2006 set forth below are derived from our unaudited combined financial statements included elsewhere in this information statement. The balance sheet data as of March 31, 2005 set forth below are derived from our unaudited combined financial statements not included in this information statement. The unaudited interim combined financial statements are not necessarily indicative of the results to be expected for any other interim period or for the year ending December 31, 2006. However, in the opinion of management, the unaudited interim combined financial statements include all adjustments (consisting of normal recurring accruals) that are necessary for the fair presentation of the results for the interim periods. See “Index to Combined Financial Statements and Schedule.”

Our historical financial, pro forma and other data included in this information statement are not necessarily indicative of our future financial position, future results of operations or future cash flows, nor do they reflect what our financial position, results of operations or cash flows would have been as a stand-alone company during the periods presented.

The unaudited pro forma combined financial data are derived from our unaudited pro forma combined financial statements. Our unaudited pro forma combined financial statements are derived from our historical combined financial statements and adjusted to give effect to the following transactions:

•	The contribution by First Data to us of specified assets related to First Data’s money transfer and consumer payments businesses and the assumption by us of specified liabilities related to such businesses.

•	The issuance by us to First Data, in consideration for the contribution, of 765.6 million shares of our common stock.

•	The distribution of 765.6 million shares of our common stock to holders of First Data common stock.

•	The assumed incurrence of $3.6 billion of indebtedness in connection with the spin-off and the payment to First Data of $3.6 billion in the form of cash or a combination of cash and our debt securities. The amount to be paid to First Data, the amount and term of the debt we will incur, the associated debt issuance costs, the type of debt and entity that will incur the debt have not been finally determined, but will be determined prior to the spin-off. A number of factors could affect this final determination, and the amount to be paid to First Data and the amount of debt ultimately incurred could be substantially less than the amount assumed in this information statement.

•	The assumed cash settlement of $748.8 million of intercompany notes owed by First Data to us and $64.7 million of intercompany notes owed by us to First Data.

•	The forgiveness by us of $87.2 million of intercompany balances owed by First Data to us which will be treated as a dividend to First Data for accounting and tax purposes.

The share numbers and dollar and settlement amounts are based on First Data share numbers and balances as of March 31, 2006.

The pro forma adjustments are based upon available information and assumptions that management believes are reasonable; however, such adjustments are subject to change based on the finalization of the terms of the spin-off and the transaction agreements. See “Our Relationship with First Data After the Spin-off—Separation and Distribution Agreement.” In addition, such adjustments are estimates and may not prove to be accurate.

The pro forma combined statements of income data do not include adjustments for certain initial separation costs, nor do they give effect to additional costs associated with operating as a stand-alone company, which we preliminarily estimate to be $65.0 million to $75.0 million annually.

The unaudited pro forma combined statements of income data for the three months ended March 31, 2006 and the year ended December 31, 2005 have been prepared as though the spin-off had occurred as of January 1, 2005. The unaudited pro forma combined balance sheet data as of March 31, 2006 have been prepared as though the spin-off had occurred on March 31, 2006.

Historical Data

	Three Months Ended March 31,		Years Ended December 31,
(in millions)	2006	2005	2005	2004	2003	2002	2001
	(unaudited)					(unaudited)	(unaudited)
Statements of Income Data:
Revenues (a)	$1,050.6	$915.5	$3,987.4	$3,524.4	$3,120.8	$2,723.2	$2,317.5
Operating expenses (a) (b) (c) (d)	730.3	624.0	2,718.7	2,435.5	2,148.6	1,919.9	1,651.0
Net income (b) (c) (d)	229.6	205.9	898.2	752.1	638.7	499.8	412.2

Cash Flow Data:
Net cash provided by operating activities	213.1	232.1	1,002.3	907.0	762.0	587.4	529.2
Dividends to parent company	—	—	417.2	675.5	324.2	486.8	1,047.3

Key Indicators (unaudited):
Consumer-to-consumer transactions (e)	33.26	25.34	118.52	96.66	81.04	67.84	55.78
Consumer-to-business transactions (f)	61.17	51.58	215.11	192.57	179.39	145.01	113.79

Growth Rates (unaudited):
Revenue	15%	11%	13%	13%	15%	18%
Net income	12%	19%	19%	18%	28%	21%
Consumer-to-consumer transactions	31%	18%	23%	19%	19%	22%
Consumer-to-business transactions	19%	7%	12%	7%	24%	27%

	As of March 31,		As of December 31,
	2006	2005	2005	2004	2003	2002	2001
	(unaudited)				(unaudited)	(unaudited)	(unaudited)
Balance Sheet Data:
Total assets	$4,633.2	$3,482.2	$4,589.1	$3,307.0	$3,029.9	$2,472.4	$2,189.8
Total liabilities	1,617.7	1,355.2	1,791.4	1,398.2	1,200.6	1,001.7	846.4
Net investment in The Western Union Company	3,015.5	2,127.0	2,797.7	1,908.8	1,829.3	1,470.7	1,343.4

Unaudited Pro Forma Combined Financial Data

	Three Months Ended March 31,	Year Ended December 31,
(in millions, except per share amounts)	2006	2005
Statements of Income Data:
Revenues	$1,050.6	$3,987.4
Operating expenses (d)	730.3	2,718.7
Net income	187.6	748.3
Pro forma earnings per share:
Basic (g)	$0.25	$0.97
Diluted (g)	$0.24	$0.95
Pro forma weighted average shares outstanding:
Basic (g)	765.5	775.0
Diluted (g)	780.2	784.3

	As of March 31, 2006
Balance Sheet Data:
Total assets	$4,535.3
Long-term debt	3,600.0
Total liabilities	5,301.6
Stockholders’ deficiency	(766.3)

(a)	In January 2002, our company adopted Emerging Issues Task Force 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred,” or “EITF 01-14,” which requires that reimbursements received for “out-of-pocket” expenses be characterized as revenue. The year ended December 31, 2001 has been adjusted for this adoption. Operating expenses include cost of services and selling, general and administrative expenses.
(b)	In January 2002, our company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” or “SFAS 142,” which requires that goodwill no longer be amortized effective January 1, 2002. Prior to our adoption of SFAS 142, goodwill was amortized on a straight-line basis over estimated useful lives ranging from 10 to 40 years.
(c)	In 2002, our company recorded expenses of $41.0 million related to the settlement of certain class action litigation and regulatory matters.
(d)	We adopted Statement of Financial Accounting Standards No. 123R, “Share-Based Payment,” or “SFAS 123R,” following the modified prospective method effective January 1, 2006. SFAS 123R requires all stock-based payments to employees to be recognized in the income statement based on their respective grant date fair values over the corresponding service periods and also requires an estimation of forfeitures when calculating compensation expense. Stock-based compensation expense, including the impact of adopting SFAS 123R, was $3.1 million for the three months ended March 31, 2006.
(e)	Consumer-to-consumer transactions include consumer-to-consumer money transfer services worldwide. Amounts include Vigo Remittance Corp. transactions since the acquisition date of October 21, 2005.
(f)	Consumer-to-business transactions include Quick Collect, Convenience Pay, Speedpay and Equity Accelerator transactions processed by us. Amounts include E Commerce Group, Inc. (Speedpay) transactions since its acquisition in June 2002 and Paymap Inc. (Equity Accelerator and Just-in-Time) transactions since its acquisition in April 2002.
(g)

The calculation of pro forma basic and diluted earnings per share and weighted average shares outstanding for the periods presented is based on the number of shares of First Data common stock and weighted average shares of common stock outstanding for the three months ended March 31, 2006 and for the year ended December 31, 2005 adjusted for the expected distribution ratio of one share of our common stock for every share of First Data common stock. This calculation may not be indicative of the dilutive effect that will actually result from the conversion of First Data unvested stock options held by our employees and employees of First Data and restricted stock awards held by our employees and employees of First Data or the grant of new equity awards.

RISK FACTORS

You should carefully consider each of the following risks and all of the other information contained in this information statement. Some of these risks relate principally to our business and the industry in which we operate, while others relate principally to our spin-off from First Data, and other risks relate to the securities markets generally and ownership of our common stock.

Our business, financial position, results of operations or liquidity could be adversely affected by any of these risks, and, as a result, the trading price of our common stock could decline. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial also may materially impair our business, financial position, results of operations and liquidity.

Risks Relating to the Spin-Off

We may not realize the potential benefits from the spin-off.

We may not realize the potential benefits that we expect from our spin-off from First Data. We have described those anticipated benefits elsewhere in this information statement. See “The Spin-Off—Background and Reasons for the Spin-Off.” In addition, we will incur significant costs, including those described below, which may exceed our estimates, and we will incur some negative effects from our separation from First Data, including loss of access to the financial, managerial and professional resources from which we have benefited in the past.

Our historical combined and pro forma financial information are not necessarily indicative of our future financial position, future results of operations or future cash flows nor do they reflect what our financial position, results of operations or cash flows would have been as a stand-alone company during the periods presented.

Our historical combined financial information included in this information statement does not reflect what our financial position, results of operations or cash flows would have been as a stand-alone company during the periods presented and is not necessarily indicative of our future financial position, future results of operations or future cash flows. This is primarily a result of the following factors:

•	Our historical combined financial results reflect allocation of expenses from First Data. Those allocations may be lower than the comparable expenses we would have incurred as a stand-alone company.

•	Our working capital requirements historically have been satisfied as part of First Data’s corporate-wide cash management policies. Our cost of debt and our capitalization will be significantly different from that reflected in our historical combined financial statements.

•	Significant changes will occur in our cost structure, financing and business operations as a result of our spin-off from First Data, including the costs for us to establish our operating infrastructure and costs related to being a stand-alone company.

The pro forma adjustments are based upon available information and assumptions that we believe are reasonable; however, our assumptions may not prove to be accurate. In addition, our unaudited pro forma combined financial statements do not give effect to on-going additional costs that we expect to incur in connection with being a stand-alone company. Nor do the unaudited pro forma combined statements of income give effect to certain initial separation costs. Accordingly, our unaudited pro forma combined financial statements do not reflect what our financial position or results of operations would have been as a stand-alone company and are not necessarily indicative of our future financial position or future results of operations. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Statements” and our historical combined financial statements and the notes to those statements included elsewhere in this information statement.

We will incur significant expenses to create the infrastructure necessary to operate as a stand-alone company, and we will experience increased on-going costs in connection with being a stand-alone company.

We have historically used First Data’s infrastructure to support our business functions, including the telecommunications system supporting our operations and the systems that provide for accounting and financial reporting, accounts payable and receivable processing, procurement and human resource management. The expenses related to establishing and maintaining this infrastructure were spread among all of the First Data businesses. Following the spin-off, we will no longer have access to First Data’s infrastructure, and we will need to establish our own. We expect to incur costs in 2006 to establish the necessary infrastructure.

First Data also performs many important corporate functions for us, including treasury, tax administration, accounting, financial reporting, human resources, employee benefits and incentives, legal, procurement and other services. We currently pay First Data for these services on a cost-allocation basis. Following the spin-off, First Data will continue to provide some of these services to us on a transitional basis for a period of up to one year, pursuant to a transition services agreement we will enter into with First Data. For more information regarding the transition services agreement, see “Our Relationship with First Data After the Spin-Off—Transition Services Agreement.” At the end of this transition period, we will need to perform these functions ourselves or hire third parties to perform these functions on our behalf. The costs associated with performing or outsourcing these functions may exceed those charged by First Data when we were part of First Data or during the transition period. A significant increase in the costs of performing or outsourcing these functions could adversely affect our business, financial position and results of operations.

Prior to the spin-off, our business benefited from First Data’s purchasing power when procuring goods and services, including telecommunications service, computer hardware and software licenses, office supplies and equipment and travel services. As a stand-alone company, we may be unable to obtain goods and services at comparable prices or on terms as favorable as those obtained prior to the spin-off, which could decrease our overall profitability.

If the spin-off does not qualify as a tax-free transaction, you and First Data could be subject to material amounts of taxes and, in certain circumstances, our company could be required to indemnify First Data for material taxes pursuant to indemnification obligations under the tax allocation agreement.

The spin-off is conditioned upon First Data’s receipt of a private letter ruling from the Internal Revenue Service, in form and substance satisfactory to First Data, to the effect that, among other things, the spin-off (including certain related transactions) will qualify as tax-free to First Data, us and First Data stockholders for United States federal income tax purposes under sections 355, 368 and related provisions of the Internal Revenue Code. Although a private letter ruling from the Internal Revenue Service generally is binding on the Internal Revenue Service, if the factual assumptions or representations made in the private letter ruling request are untrue or incomplete in any material respect, then First Data will not be able to rely on the ruling. Furthermore, the Internal Revenue Service will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under section 355 of the Internal Revenue Code. Rather, the private letter ruling will be based upon representations by First Data that those requirements have been satisfied, and any inaccuracy in such representations could invalidate the ruling.

The spin-off is also conditioned upon First Data’s receipt of an opinion of Sidley Austin LLP, counsel to First Data (or other nationally recognized tax counsel), in form and substance satisfactory to First Data, to the effect that the spin-off (including certain related transactions) will be tax-free to First Data, us and First Data stockholders for United States federal income tax purposes under sections 355, 368 and related provisions of the Internal Revenue Code. The opinion will rely on the Internal Revenue Service private letter ruling as to matters covered by the ruling. The opinion will be based on, among other things, certain assumptions and representations as to factual matters made by First Data and us which, if untrue or incomplete in any material respect, would jeopardize the conclusions reached by counsel in its opinion. The opinion will not be binding on the Internal Revenue Service or the courts, and the Internal Revenue Service or the courts may not agree with the opinion.

Neither First Data nor Western Union is aware of any facts or circumstances that would cause the assumptions or representations to be relied upon in the private letter ruling or opinion of counsel to be untrue or incomplete in any material respect. If, notwithstanding receipt of the private letter ruling and opinion of counsel, the spin-off were determined to be a taxable transaction, each holder of First Data common stock who receives shares of our common stock in connection with the spin-off would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of our common stock received. First Data would recognize taxable gain equal to the excess of the fair market value of the consideration received by First Data in the contribution over First Data’s tax basis in the assets contributed to us in the contribution. See “The Spin-Off—Important Federal Income Tax Consequences” beginning on page [•].

With respect to taxes and other liabilities that could be imposed in connection with the spin-off (and certain related transactions), under the terms of the tax allocation agreement we will enter into with First Data prior to the spin-off, we will be liable to First Data for any such taxes or liabilities resulting from actions taken by or with respect to us, one of our affiliates, or any person that, after the spin-off, is an affiliate thereof. See “Our Relationship with First Data After the Spin-Off—Tax Allocation Agreement” beginning on page [•]. If we are required to indemnify First Data for taxes incurred as a result of the spin-off being taxable to First Data, it would have a material adverse effect on our business, financial position and results of operations.

Our separation from First Data could have negative consequences on our effective tax rate.

Following the spin-off, we will not be able to file a consolidated United States federal income tax return with First Data. As a consequence, following the spin-off, net operating and capital losses, credits and other tax attributes generated by the First Data group will not be available to offset income earned or taxes owed by our consolidated group for United States federal income tax purposes. Any benefits relating to taxes arising from being part of the larger First Data group also may not be available. As a result of these and other inefficiencies, the aggregate amount of United States federal income tax that we pay may increase after the spin-off, and, in addition, we may not be able to realize fully certain of our deferred tax assets.

We have accumulated approximately $547.3 million of foreign earnings at December 31, 2005, which were reinvested indefinitely outside the United States primarily through certain First Data international acquisitions. As a result, no provision has been made for United States federal income taxes on those foreign earnings. As a result of the spin-off, the opportunity to use those foreign earnings to fund First Data international acquisitions will no longer exist. In addition, it is likely that First Data will repay those foreign earnings to us for reinvestment in our foreign businesses. At this time, we intend to reinvest those funds in foreign business as investment needs and opportunities arise. If such foreign investment needs and opportunities are not sufficient at some point in the future, we could be required to report incremental United States federal income tax on the excess foreign earnings whether or not actually repatriated. Under such circumstances, our effective tax rate would increase.

Under some circumstances, we could be prevented from engaging in strategic or capital raising transactions, and we could be liable to First Data for any resulting adverse tax consequences.

Even if the spin-off otherwise qualifies as a tax-free distribution under section 355 of the Internal Revenue Code, the spin-off may result in significant United States federal income tax liabilities to First Data if 50% or more of First Data’s stock or our stock (in each case, by vote or value) is treated as having been acquired, directly or indirectly, by one or more persons as part of a plan (or series of related transactions) that includes the spin-off. For purposes of this test, any acquisitions of First Data stock or our stock, or any understanding, arrangement or substantial negotiations regarding an acquisition of First Data stock or our stock, within two years before or after the spin-off are subject to special scrutiny.

The process for determining whether a change in control prohibited under the foregoing rules has occurred is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. If a direct or indirect acquisition of First Data stock or our stock resulted in a change in control prohibited under those rules, First Data (but not its stockholders) would recognize taxable gain. Under the tax allocation agreement, each party will be required to indemnify the other against any such tax liabilities solely resulting from actions taken by or in respect of the indemnifying party (including certain of its affiliates). See “Our Relationship with First Data After the Spin-Off—Tax Allocation Agreement” beginning on page [•]. As a result, we may be unable to engage in strategic or capital raising transactions that our stockholders might consider favorable, or to structure potential transactions in the manner most favorable to us.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the spin-off. If we are unable to achieve and maintain effective internal controls, our business, financial position and results of operations could be adversely affected.

Our financial results previously were included within the consolidated results of First Data, and our reporting and control systems were appropriate for those of subsidiaries of a public company. However, we were not directly subject to reporting and other requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. As a result of the spin-off, we will be directly subject to reporting and other obligations under the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which will require annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. Furthermore, we will need to compile and submit data for financial service regulators (such as various state banking regulators and European central banks). These reporting and other obligations will place significant demands on our management and administrative and operational resources, including accounting resources. To comply with these requirements, we anticipate that we will need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. If we are unable to upgrade our financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to achieve and maintain effective internal controls could have an adverse effect on our business, financial position and results of operations.

Following the spin-off, we will have substantial debt obligations that could restrict our operations. In addition, our business, financial position and results of operations could be harmed by adverse rating actions by credit rating agencies.

Historically, Western Union has relied on First Data for its capital needs. Following the spin-off, we will have direct access to the capital markets and will need to finance our company’s capital needs. In connection with the spin-off we will incur substantial indebtedness. Giving effect to the debt we will incur in connection with the spin-off, we expect that our total indebtedness for borrowed money could be as high as approximately $3.6 billion. We may also incur additional substantial indebtedness in the future.

Our indebtedness could have adverse consequences, including:

•	limiting our ability to pay dividends to our stockholders;

•	increasing our vulnerability to changing economic, regulatory and industry conditions;

•	limiting our ability to compete and our flexibility in planning for, or reacting to, changes in our business and the industry;

•	limiting our ability to borrow additional funds; and

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for working capital, capital expenditures, acquisitions and other purposes.

There would be adverse tax consequences associated with using earnings generated outside the United States to pay the interest and principal on our indebtedness. Accordingly, this portion of our cash flow will be unavailable under normal circumstances to service our debt obligations.

It is important to our business to receive and maintain an investment grade long-term credit rating. We have had conversations with each of the major credit ratings agencies about our credit profile. At this time we are targeting to have, following the spin-off, long-term debt with an investment grade rating. If our long-term debt does not receive this rating, if our initial rating is downgraded, or if ratings agencies indicate that a downgrade may occur, our business, financial position and results of operations could be adversely affected and perceptions of our financial strength could be damaged. This could adversely affect our relationships with our agents, particularly those agents that are financial institutions or post offices. In addition, a downgrade or an indication that a downgrade may occur also could result in regulators imposing additional capital and other requirements on us, including imposing restrictions on the ability of our regulated subsidiaries to pay dividends. Also, a downgrade could increase our costs of borrowing money, adversely affecting our business, financial position and results of operations.

After the spin-off, our balance sheet as a stand-alone company may not contain sufficient amounts or types of regulatory capital to meet the changing requirements of our various regulators worldwide, which could adversely affect our business, financial position and results of operations.

In connection with the spin-off we will incur substantial indebtedness. As a result, our pro forma stockholders’ deficiency as of March 31, 2006 was $766.3 million. Our regulators likely will expect us, as a stand-alone company, to possess sufficient financial soundness and strength to adequately support our regulated subsidiaries. In addition, although we will not be a bank holding company for purposes of United States law or the law of any other jurisdiction, as a global provider of payments services and in light of the changing regulatory environment in various jurisdictions, we could be subject to new capital requirements introduced or imposed by our regulators that could require us to issue securities that would qualify as Tier 1 regulatory capital under the Basel Committee accords or retain earnings over a period of time. Any of these requirements could adversely affect our business, financial position and results of operations.

Regulators may impose conditions in connection with approving the spin-off which may have an adverse effect on our business, financial position and results of operations.

The transfer of some of the money transfer and consumer payment businesses to us will require filings to be made with some regulators in and outside of the United States. In some jurisdictions, the regulators will need to approve aspects of the transfer that occur within, or otherwise affect, their jurisdictions before the transfers or spin-off can take place. In other jurisdictions, regulators will need to be notified after the spin-off. It is possible that one or more approvals may not be given, or may be delayed, or a jurisdiction notified after the fact could raise objections or concerns which could affect our ability to operate in the affected jurisdiction. Regulatory conditions placed on the transfers or the spin-off may have an adverse effect on our business, financial position and results of operations.

Risks Relating to Our Business and Industry

If we are unable to maintain our agent network, our business, financial position and results of operations would be adversely affected.

Most of our revenue is derived through our agent network. Transaction volumes at existing agent locations often increase over time and new agents provide us with additional revenue. If agents decide to leave our network, or if we are unable to sign new agents, our revenue and profit growth rates may be adversely affected. Agent attrition might occur for a number of reasons, including a competitor engaging an agent or an agent’s dissatisfaction with its relationship with us or the revenue derived from that relationship. In addition, agents may generate fewer transactions or less revenue for various reasons, including the appearance of competitors close to our agent locations or increased competition. Because an agent is a third party that engages in a variety of activities in addition to providing our services, it may encounter business difficulties unrelated to its provision of our services, which could cause the agent to reduce its number of locations, hours of operation, or cease doing business altogether.

Our business is subject to a wide range of laws and regulations. Failure by us or our agents to comply with those laws and regulations, or any material change to them or their interpretation, could have an adverse effect on our business, financial position and results of operations.

As described under “Our Business—Regulation,” our business is subject to a wide range of laws and regulations. These include financial services regulations, consumer disclosure and consumer protection laws, currency control regulations, money transfer and payment instrument licensing regulations, escheat laws and laws covering consumer privacy, data protection and information security. Our services also are subject to an increasingly strict set of legal and regulatory requirements intended to help detect and prevent money laundering, terrorist financing and other illicit activity. As legislative and regulatory scrutiny and action in this area increases, we expect that our costs of complying with these requirements will increase, perhaps substantially. Failure to comply with any of these requirements—by either us or our agents (which are third parties, over which we have limited legal and practical control)—could result in the suspension or revocation of a license or registration required to provide money transfer services, the limitation, suspension or termination of services and/or the imposition of civil and criminal penalties, including fines. In addition to those direct costs, a failure by us or our agents to comply with applicable laws and regulations also could seriously damage our reputation and brands, and result in diminished revenue and profit and increased operating costs.

As noted above, most of our revenue is derived through our agent network. The types of enterprises that are legally authorized to act as our agents vary significantly from one country to another. Changes in the laws affecting the kinds of entities that are permitted to act as money transfer agents (such as changes in requirements for capitalization or ownership) could adversely affect our ability to distribute our services and the cost of providing such services, both by us and our agents. For example, a requirement that a money transfer provider be a bank or other highly regulated financial entity could increase significantly the cost of providing our services in many countries where that requirement does not exist today or could prevent us from offering our services in an affected country. Further, any changes in law that would require us to provide directly the money transfer services to consumers as opposed to through an agent network—effectively changing our business model—could significantly adversely impact our ability to provide our services, and/or the cost of our services, in the relevant jurisdiction.

Our fees may be reduced because of regulatory initiatives or proceedings that are either industry wide or specifically targeted at our company. For example, recent initiatives both in the United States and at G-8 summit meetings have focused on lowering international remittance costs. These initiatives may have an adverse impact on our business, financial position and results of operations.

Our agents are subject to a variety of regulatory requirements, which differ from jurisdiction to jurisdiction and are subject to change. A material change in the regulatory requirements necessary to offer money transfer services in a jurisdiction important to our business could mean increased costs and/or operational demands on our agents, which could result in the attrition of agents, a decrease in the number of locations at which money transfer services are offered and other negative consequences. The regulatory status of our agents could affect their ability to offer our services. For example, our agents in the United States are considered Money Service Businesses, or “MSBs,” under the Bank Secrecy Act. An increasing number of financial institutions view MSBs, as a class, as higher risk customers for purposes of their anti-money laundering programs. As a result, several financial institutions have terminated their banking relationships with some of our agents and with us. If a significant number of agents are unable to maintain existing or establish new banking relationships, they may not be able to continue to offer our services.

Virtually all of the Western Union branded agents offer our services on an exclusive basis—that is, they have agreed by contract not to provide any non-Western Union branded money transfer services. While we believe that these agreements generally are valid and enforceable, changes in laws regulating competition or in the interpretation of those laws could undermine our ability to enforce them in the future. For example, Russia and Ukraine have each enacted laws that effectively prohibit payment service providers, such as money transfer companies, from agreeing to exclusive arrangements with banks in those countries. The inability to enforce our exclusivity rights under our contracts could adversely affect our operations and revenue by, for example, allowing competitors to benefit from the goodwill associated with the Western Union brand at our agent locations.

We face competition from global and niche or corridor money transfer providers, United States and international banks, card associations, card-based payments providers and a number of other types of service providers. Our continued growth depends on our ability to compete effectively in the industry.

Money transfer and consumer payments are highly competitive industries comprised of players from a variety of financial and non-financial business groups. Our competitors include banks, credit unions, automated teller machine or “ATM” providers and operators, card associations, card-based payments providers such as issuers of e-money, travel cards or stored-value cards, informal remittance systems, web-based services, telephone payment systems (including mobile phone networks), postal organizations, retailers, check cashers, mail and courier services, currency exchanges and traditional money transfer companies. These services are differentiated by features and functionalities such as speed, convenience, network size, hours of operations, loyalty programs, reliability and price. Our continued growth depends on our ability to compete effectively in these industries. Failure to compete on service differentiation could significantly affect our future growth potential and related profitability.

Recently, card associations have become more active in promoting stored-value cards and other services that compete with our money transfer and consumer payments businesses. These associations, as well as debit networks, can be effective competitors because of the ubiquity of their brands, their large number of financial institution issuers and their extensive merchant networks. In addition, we offer consumers the option of using credit or debit cards in connection with certain of our services. The card associations and debit networks set the charge, known as an interchange fee, that we as a merchant must pay for accepting their cards. Their association and network rules also categorize transactions or cause us to categorize transactions in a manner that can affect the cost of the transaction to us or the consumer. Changes to interchange fees could increase our costs to accept cards in payment for services, while changes in how our services are categorized could make the use of cards to pay for our services less attractive to the consumer.

Many of our agents outside the United States are national post offices. These entities are usually governmental organizations that may enjoy special privileges or protections that could allow them to simultaneously develop their own money transfer businesses. International postal organizations could agree to establish a money transfer network among themselves. Due to the size of these organizations and the number of locations they have, any such network could represent significant competition to us. Because these entities are governmental organizations, they may be able to—or be required to—offer their money transfer services at, near or below their cost of providing such services.

Risks associated with operations outside the United States could adversely affect our business, financial position and results of operations.

Because an increasing portion of our revenue is generated in currencies other than the United States dollar, we are subject to risks related to changes in currency rates and foreign exchange regulation (such as the ability to repatriate funds to the United States, and the cost of repatriation). We use foreign currency forward contracts that qualify as cash flow hedges to mitigate the cash flow risks associated with foreign currency denominated revenue transactions. However, these derivative contracts do not eliminate all of the risks related to foreign currency translation.

Money transfers to, from or within or between countries may be limited or prohibited by law. At times in the past, we have been required to cease operations in particular countries due to political uncertainties or government restrictions imposed by foreign governments or the United States. Additionally, economic or political instability or natural disasters may make money transfers to, from or within a particular country difficult, such as when banks are closed, when currency devaluation makes exchange rates difficult to manage or when natural disasters or civil unrest makes access to agent locations unsafe. These risks could negatively impact our ability to make payments to or receive payments from international agents or our ability to recoup funds that have been advanced to international agents and could adversely affect our business, financial position and results of operations. In addition, the general state of telecommunications and infrastructure in some lesser developed countries creates operational risks for us and our agents that generally are not present in our operations in the United States and other more developed countries.

As noted above, many of our agents outside the United States are post offices, which are usually owned and operated by national governments. These governments may decide to change the terms under which they allow post offices to offer remittances and other financial services. For example, governments may decide to separate financial service operations from postal operations, or mandate the creation or privatization of a “post bank.” These changes could have an adverse effect on our ability to distribute and offer our services in countries that are material to our business.

Interruptions in international migration patterns could adversely affect our business, financial position and results of operations.

The money transfer business relies in part on migration patterns, which bring workers into countries with greater economic opportunities than their native countries. A significant portion of money transfers is initiated by immigrants. Changes in immigration laws, such as those currently being considered by the United States Congress, economic development patterns that discourage international migration and political or other events (such as war, terrorism or health emergencies) that would make it more difficult for workers to migrate or work abroad could adversely affect our remittance volume or growth rate and could each have an adverse effect on our business, financial position and results of operations.

Unfavorable resolution of tax contingencies could adversely affect our tax expense.

All of our operations have been included in the consolidated income tax returns of First Data. Our tax returns and positions are subject to review and audit by federal, state, local and international taxing authorities. An unfavorable outcome to a tax audit could result in higher tax costs, thereby negatively impacting our results of operations. In particular, we currently are in discussions with the Internal Revenue Service pursuant to the Internal Revenue Service’s Advance Pricing Agreement, or “APA,” Program. These discussions relate to certain tax aspects of a 2003 legal restructuring of our international operations. If an APA is negotiated successfully, during its term, generally we will avoid further examination by the Internal Revenue Service of the transfer pricing methods applicable to, and valuations of, the covered transactions. We continue to negotiate with the Internal Revenue Service in the APA process, and while we hope to reach a resolution through the process, there can be no assurances that the APA negotiations will be resolved in a manner acceptable to our company. If not so resolved, the matter would then likely proceed to other forums within the Internal Revenue Service. Any differences from our positions as recorded in our financial statements upon resolution of these issues will be reflected as a part of the income tax expense in the period during which the issues are resolved. Such resolution could also affect our effective tax rate for future periods.

Acquisitions and integrating new businesses create risks and may affect operating results.

We occasionally acquire businesses both inside and outside the United States. The acquisition and integration of businesses involve a number of risks. The core risks involve valuation (negotiating a fair price for the business based on inherently limited due diligence) and integration (managing the complex process of integrating the acquired company’s people, products and services, technology and other assets in an effort to realize the projected value of the acquired company and the projected synergies of the acquisition). In addition, international acquisitions often involve additional or increased risks including, for example:

•	managing geographically separated organizations, systems and facilities;

•	integrating personnel with diverse business backgrounds and organizational cultures;

•	integrating systems that may not have been designed or maintained to the same standards as those in the United States;

•	complying with foreign regulatory requirements;

•	fluctuations in currency exchange rates;

•	enforcement of intellectual property rights in some foreign countries;

•	difficulty entering new markets due to, among other things, customer acceptance and business knowledge of these new markets; and

•	general economic and political conditions, including legal and other barriers to cross-border investment in general, or by United States companies in particular.

Integrating operations could cause an interruption of, or divert resources from, one or more of our businesses and could result in the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with an acquisition and the integration of the acquired company’s operations could have an adverse effect on our business, financial position and results of operations.

Our ability to adopt technology in response to changing industry and consumer needs or trends poses a challenge to our business.

Our ability to compete in the markets we serve may be threatened by change, including changes in technology, changes with respect to consumer needs, competition and industry standards. We actively seek solutions that respond in a timely manner to new technology-based money transfer services such as Internet, land and mobile phone based money transfer services and prepaid, stored-value and other card-based money transfer services. Failure to respond well to these challenges could adversely impact our business, financial position and results of operations.

Western Union has been the subject of class-action litigation, and remains the subject of other litigation as well as consent agreements with or enforcement actions by regulators.

Western Union has been the subject of class-action litigation in the United States, alleging that its foreign exchange rate disclosures failed adequately to inform consumers about the revenue that Western Union and its agents derive from international remittances. These suits all have been settled without an admission of liability, and we have made certain changes in our advertising and consumer forms. It is possible that because of changes in law or future litigation or regulatory action, we could be required to modify our disclosures or our practices further. These modifications could be costly to implement, restrict our ability to advertise or promote our services and/or limit the amount of our foreign exchange income.

In addition, as a company that provides global financial services primarily to consumers, we could be subject to future class-action or other litigation alleging violations of consumer protection or other laws. We also are subject to claims asserted by consumers based on individual transactions.

Our consumer payments business is subject to various United States federal, state and local laws and regulations, as well as laws and regulations outside the United States. Our United States business is subject to reporting, recordkeeping and anti-money laundering provisions of the Bank Secrecy Act, as amended by the USA

PATRIOT Act of 2001, and to regulatory oversight and enforcement by the United States Department of Treasury’s Financial Crimes Enforcement Network, or “FinCEN.” In addition, as a money transmitter, we are subject to licensing, regulation and examination by almost all the states and the District of Columbia.

Over the past several years, we have entered into a number of consent agreements with federal and state authorities, including FinCEN, the New York State Banking Department and the California Department of Financial Institutions, relating to the Bank Secrecy Act and anti-money laundering requirements and related matters. These agreements required us to pay civil penalties and to take certain measures to enhance our compliance with recordkeeping, reporting, training and agent oversight requirements under applicable state and federal law. The financial services industry and businesses like ours continue to be under significant regulatory scrutiny with respect to the Bank Secrecy Act and anti-money laundering compliance matters. It is possible that as a result of periodic examinations or otherwise, we could be subject to deficiency findings, fines, criminal penalties, enforcement actions or similar consent agreements in the future that could adversely affect our business, financial position and results of operations.

Our ability to remain competitive depends in part on our ability to protect our brands and our other intellectual property rights and to defend ourselves against potential patent infringement claims.

The Western Union® brand, consisting of trademark registrations in various countries, is material to our company. The loss of the Western Union trademark or a diminution in the perceived quality associated with the name would harm our business. Similar to the Western Union trademark, the VigoSM service mark and the Orlandi Valuta®, Speedpay®, Western Union Quick Collect® and Paymap® trademarks are important to our company and a loss of the service mark or trademarks or a diminution in the perceived quality associated with these names could harm our business.

The laws of certain foreign countries in which we do business either do not recognize intellectual property rights or do not protect them to the same extent as do the laws of the United States. Adverse determinations in judicial or administrative proceedings in the United States or in foreign countries could impair our ability to sell our services or license or protect our intellectual property, which could adversely affect our business, financial position and results of operations.

We have been, and in the future may be, subject to claims alleging that our technology or business methods infringe patents owned by others, both in and outside the United States. Unfavorable resolution of these claims could require us to change how we deliver a service, result in significant financial consequences, or both, which could adversely affect our business, financial position and results of operations.

Interruptions in our systems may have a significant effect on our business.

Our ability to provide reliable service largely depends on the efficient and uninterrupted operation of our computer information systems. Any significant interruptions could harm our business and reputation and result in a loss of consumers. Our systems and operations could be exposed to damage or interruption from fire, natural disaster, power loss, telecommunications failure, terrorism, vendor failure, unauthorized entry and computer viruses or other causes, many of which may be beyond our control. Although we have taken steps to prevent a system failure, our measures may not be successful and we may experience problems other than system failures. We also may experience software defects, development delays, installation difficulties and other systems problems, which would harm our business and reputation and expose us to potential liability which may not be fully covered by our business interruption insurance. Our data applications may not be sufficient to address technological advances, changing market conditions or other developments.

Breaches of our information security policies or safeguards could adversely affect our ability to operate and could damage our reputation, business, financial position and results of operations.

We collect, transfer and retain consumer data as part of our business. These activities are subject to laws and regulations in the United States and other jurisdictions in which our services are available. These requirements, which often differ materially among the many jurisdictions, are designed to protect the privacy of consumers’ personal information and to prevent that information from being inappropriately disclosed. We have developed and maintain technical and operational safeguards designed to comply with applicable legal requirements. However, despite those safeguards, it is possible that hackers, employees acting contrary to our policies or others could improperly access our systems or improperly obtain or disclose data about our consumers. Any breach of our security policies or applicable legal requirements resulting in a compromise of consumer data could expose us to regulatory enforcement action, limit our ability to provide services, subject us to litigation and/or damage our reputation.

We face credit and fraud risks from our agents and from consumers that could adversely affect our business, financial position and results of operations.

The vast majority of our global funds transfer business is conducted through third-party agents that provide our services to consumers at their retail locations. These agents sell our services, collect funds from consumers and are required to pay the proceeds from these transactions to us. As a result, we have credit exposure to our agents. In some countries, our agent networks are comprised of agents that establish subagent relationships; these agents must collect funds from their subagents in order to pay us. We are not insured against credit losses, except in certain circumstances (generally only limited instances and only in the United States) related to agent theft or fraud. If an agent becomes insolvent, files for bankruptcy, commits fraud or otherwise fails to pay money order or money transfer proceeds to us, we must nonetheless pay the money order or complete the money transfer on behalf of the consumer.

From time to time, we have made, and may in the future make, short term advances and longer term loans to our agents. These advances and loans generally are secured by settlement funds payable by us to these agents. However, the failure of these borrowing agents to repay these advances and loans constitutes a credit risk to us.

We offer consumers the ability to transfer money utilizing their credit or debit card, through various distribution channels such as the Internet or telephone. Because they are not face-to-face transactions, these transactions involve a greater risk of fraud. We apply verification and other tools to help authenticate transactions and protect against fraud. However, these tools may not be successful in protecting us against fraud. As the merchant of these transactions, we are not insured for losses and bear the financial risk of the full amount sent.

Risks Relating to Our Common Stock

There has been no prior market for our common stock, the trading price of our common stock may be volatile and you may not be able to sell your shares at or above the initial market price for our common stock following the spin-off.

There has been no prior trading market for our common stock. On or about the record date, our common stock will begin to trade on a “when-issued” basis. We have not and will not set the initial price of our common stock; that price will instead be established by the public markets.

We cannot predict the price at which our common stock will trade after the spin-off. In fact, the combined trading prices of a share of our common stock and a share of First Data common stock after the spin-off may not equal or exceed the trading price of a share of First Data common stock immediately prior to the spin-off. The price at which our common stock trades likely will fluctuate significantly, particularly until an orderly market develops. Prices for our common stock will be determined in the public markets and may be influenced by many factors, many of which are beyond our control, including:

•	lack of a trading history;

•	changes in expectations concerning our future financial performance and the future performance of the money transfer and consumer payments industries in general, including financial estimates and recommendations by securities analysts;

•	our financial results and differences between our actual financial and operating results and those expected by investors and analysts;

•	strategic moves by us or our competitors, such as acquisitions or restructurings;

•	changes in the regulatory environment governing our business;

•	our capital structure, including the amount of our indebtedness;

•	general economic, industry and market conditions;

•	the depth and liquidity of the market for our common stock;

•	fluctuations in currency exchange rates;

•	our dividend policy;

•	investor perceptions of our business and us; and

•	the impact of the factors referred to elsewhere in “Risk Factors.”

For more information, see “The Spin-Off—Market for Our Common Stock; Trading of Our Common Stock Prior to the Spin-Off.”

Substantial sales of our common stock could occur in connection with the spin-off, which could cause our stock price to decline.

Shares of our common stock distributed in connection with the spin-off generally may be sold in the public markets immediately following the spin-off. Some First Data stockholders who receive shares of our common stock in connection with the spin-off may sell our shares shortly after the spin-off for any number of reasons. In particular, index funds tied to the Standard & Poor’s 500 Index and other indices hold shares of First Data common stock. To the extent our common stock is not included in these indices, certain of these index funds likely will be required to sell the shares of our common stock they receive in connection with the spin-off. The sale of significant amounts of our common stock, or the perception in the market that this will occur, may lower the market price of our common stock.

Certain provisions of our certificate of incorporation and by-laws will make it difficult for stockholders to change the composition of our board of directors and may discourage hostile takeover attempts that some of our stockholders may consider to be beneficial.

Certain provisions of our certificate of incorporation and by-laws could have the effect of delaying or preventing changes in control if our board of directors determines that such changes in control are not in the best interests of us and our stockholders. These provisions include, among other things, the following:

•	a classified board of directors with three-year staggered terms;

•	the size of the board of directors may be set only by the board of directors;

•	our board of directors will have the ability to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

•	stockholder action may be taken only at a special or regular meeting;

•	stockholders may not call a special meeting of stockholders;

•	advance notice procedures for nominating candidates to our board of directors or presenting matters at stockholder meetings;

•	directors may be removed only for cause; and

•	vacancies on our board of directors may only be filled by our board of directors.

While these provisions have the effect of encouraging persons seeking to acquire control of our company to negotiate with our board of directors, they could enable our board of directors to hinder or frustrate a transaction that some, or a majority, of our stockholders might believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors. For more information, see “Description of Our Capital Stock” and “Certain Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and By-Laws.”

FORWARD-LOOKING STATEMENTS

This information statement and other materials we have filed or will file with the Securities and Exchange Commission (the “SEC”) (as well as information included in our other written or oral statements) contain, or will contain, disclosures which are “forward-looking statements.” Forward-looking statements include all statements that do not relate solely to historical or current facts, and generally can be identified by the use of words such as “may,” “believe,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “could,” “would,” “likely,” “intend” or “continue.” These forward-looking statements address, among other things, the anticipated effects of the spin-off. These forward-looking statements are based on the current plans and expectations of our management and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated. These factors include, but are not limited to:

•	the impact of our spin-off from First Data;

•	changes in immigration laws, patterns and other factors related to immigrants;

•	the integration of significant businesses and technologies we acquire and realization of anticipated synergies from these acquisitions;

•	technological changes, particularly with respect to e-commerce;

•	our ability to attract and retain qualified key employees;

•	changes in laws, regulations or industry standards affecting our businesses;

•	changes in foreign exchange spreads on money transfer transactions;

•	changes in the political or economic climate in countries in which we operate;

•	unanticipated developments relating to lawsuits, investigations or similar matters;

•	catastrophic events;

•	any material breach of security of any of our systems; and

•	the other factors described under “Risk Factors.”

You are cautioned not to rely unduly on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this information statement or in documents incorporated in this information statement. We assume no obligation to update any forward-looking statements contained in this information statement.

THE SPIN-OFF

Background and Reasons for the Spin-Off

The board of directors of First Data regularly reviews the various businesses conducted by First Data to ensure that resources are deployed and activities are pursued in the best interests of its stockholders. On January 26, 2006, First Data announced that its board of directors had authorized in principle the distribution of our common stock to First Data’s stockholders in a tax-free spin-off. This authorization is subject to final approval by the First Data board of directors, which approval is subject to, among other things, receipt of a private letter ruling from the Internal Revenue Service and an opinion of Sidley Austin LLP, counsel to First Data (or other nationally recognized tax counsel), in each case with respect to the tax-free nature of the spin-off. In making the determination to spin off our businesses, the board of directors of First Data acknowledged that the principal focus of First Data is on serving the financial transaction processing and card-issuing needs of merchants and financial institutions, and that our business, serving the money transfer and payment needs of consumers, did not fit within that focus. The board of directors of First Data recognized that the spin-off would permit us to focus our attention and financial resources on our money transfer and consumer payments businesses.

The operating and financial characteristics of our businesses are different from those of First Data’s businesses. The services we provide and consumers we serve are different from the services that First Data provides and the customers it serves. We are focused on enhancing our position as a provider of money transfers and consumer payments. First Data, on the other hand, is focused on enhancing its position as a provider of payment processing services to merchants and financial institutions and a provider of card issuing and related services to financial institutions.

In the future, Western Union and First Data expect to face different business challenges. To be successful, we believe we will need to expand and diversify our consumer-to-consumer global distribution network, build our brands, enhance the consumer experience, expand the channels by which consumers can send or receive money and diversify our consumer-to-consumer service offerings, expand into new biller and other business and government relationships and expand the international presence of our consumer-to-business offerings. First Data believes that it will need to acquire new merchant relationships, cross sell products and services into existing relationships and leverage core processing capabilities for future expansion into other markets.

First Data and we believe that the spin-off of our businesses from First Data will provide several opportunities and benefits that are expected to enhance stockholder value, including the following:

•	Business Focus. Each company will be better able to focus its attention and financial resources on its own distinct businesses, opportunities, markets and challenges so that each can pursue the most appropriate long-term growth opportunities and business strategies.

•	Capital Flexibility. We will be able to invest any excess cash flow into growth initiatives of our business, including continued international expansion, increased investments in the Western Union brand, expansion of our service offerings and acquisitions, rather than having a part of our cash flow reinvested into First Data. In addition, we will have direct access to the public capital markets to allow us to seek to finance our operations and growth without having to compete with other First Data businesses with respect to that financing.

•	Employee Incentives. We will be able to develop better incentive programs to attract and retain key employees through the use of stock-based and performance-based incentive plans that more directly link their compensation with our financial performance. These programs will be designed to more directly reward employees based on our performance.

•

Competition with First Data’s Customer Base. We believe we will benefit from being able to provide our services without being restrained by the conflicts doing so may create with First Data’s clients. We are evolving to become a competitor of First Data’s clients, creating channel conflicts that may hinder the success of both businesses. We currently target many of the same consumers that First Data’s financial institution clients target with our offering of money transfers, money orders, payments to businesses and governments, prepaid and other financial services.

•	Market Recognition. The investment community, including analysts, stockholders and prospective investors in each company, will be better able to evaluate the merits and future prospects of each company, thereby enhancing the likelihood that each company will receive appropriate market recognition of its performance and potential.

Manner of Effecting the Spin-Off

The general terms and conditions of the spin-off will be set forth in the separation and distribution agreement to be entered into by First Data and us. For a description of the expected terms of that agreement, see “Our Relationship with First Data After the Spin-Off—Separation and Distribution Agreement.”

Overview. The spin-off will be accomplished through a series of transactions, pursuant to the terms and conditions of the separation and distribution agreement, by which First Data will contribute to us the subsidiaries that operate its money transfer and consumer payments businesses, as well as related assets, including intellectual property, real estate and First Data’s interest in one of our agents, and distribute to its stockholders of record all of the outstanding shares of our common stock. As discussed under “—Trading of First Data Common Stock After the Record Date and Prior to the Distribution,” if a holder of record of First Data common stock sells those shares in the “regular way” market after the record date and prior to the spin-off, that stockholder also will be selling the right to receive shares of Western Union common stock in the distribution. The distribution will be made in book-entry form on the basis of one share of Western Union common stock for each share of First Data common stock held on the record date of [•], 2006. First Data will instruct Wells Fargo Bank Minnesota, National Association, as distribution agent, to record the distribution on the distribution date to the holders of First Data common stock at the close of business on the record date (or their designated transferees). Each share of Western Union common stock that is distributed will be validly issued, fully paid and nonassessable and free of preemptive rights.

Book Entry Statements. A book-entry account statement reflecting your ownership of shares of Western Union common stock will be mailed to you, or your brokerage account will be credited for the shares, on or about [•], 2006. If you request a certificate for your shares of Western Union common stock, you will receive a certificate for the number of shares you own.

Results of the Spin-Off

Following the spin-off, Western Union will be an independent, publicly traded company owning and operating what had previously been First Data’s money transfer and consumer payments businesses. We expect to have approximately [•] holders of shares of our common stock and approximately [•] million shares of our common stock issued and outstanding immediately following the spin-off based on the distribution ratio described above and the anticipated number of beneficial stockholders and outstanding First Data shares on [•], 2006, the record date. The actual number of shares to be distributed will be determined based on the number of shares of First Data common stock outstanding on the record date.

You will not be required to make any payment for the shares of Western Union common stock you receive, nor will you be required to surrender or exchange your shares of First Data common stock or take any other action in order to receive Western Union common stock. The spin-off will not affect the number of outstanding First Data shares or any rights of First Data stockholders, although it will affect the market value of the outstanding First Data common stock.

Important Federal Income Tax Consequences

The following section discusses the material United States federal income tax consequences of the spin-off. This discussion is based on the Internal Revenue Code, Treasury regulations promulgated under the Internal Revenue Code and judicial and administrative interpretations thereof, all as in effect as of the date of this information statement, all of which are subject to change at any time, possibly with retroactive effect. The discussion assumes that the spin-off will be consummated in accordance with the separation and distribution agreement and as further described in this information statement. This is not a complete description of all of the consequences of the spin-off and, in particular, may not address United States federal income tax considerations applicable to holders of First Data common stock subject to special treatment under United States federal income tax law. Holders of First Data common stock subject to special treatment include, for example, financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, partnerships and other pass-through entities, holders who acquired their shares pursuant to the exercise of an employee stock option or right or otherwise as compensation, and holders who hold First Data common stock as part of a “hedge,” “straddle,” “conversion” or “constructive sale” transaction. In addition, this discussion does not address the United States federal income tax consequences to holders of First Data common stock who are not United States holders or who do not hold First Data common stock as a capital asset. No information is provided in this information statement with respect to the tax consequences of the spin-off under applicable foreign or state or local laws. For purposes of this information statement, a “United States holder” means any beneficial owner of First Data common stock, other than an entity or arrangement treated as a partnership for United States federal income tax purposes, that for United States federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) was in existence on August 20, 1996 and has properly elected under applicable Treasury regulations to be treated as a United States person.

Holders of First Data common stock are urged to consult with their tax advisors regarding the tax consequences of the spin-off to them, as applicable, including the effects of United States federal, state and local tax laws, as well as foreign and other tax laws.

The Spin-Off

The spin-off is conditioned upon First Data’s receipt of a private letter ruling from the Internal Revenue Service, in form and substance satisfactory to First Data, to the effect that, among other things, the spin-off (including certain related transactions) will be tax-free to First Data, us and First Data stockholders for United States federal income tax purposes under sections 355, 368 and related provisions of the Internal Revenue Code. Although a private letter ruling from the Internal Revenue Service generally is binding on the Internal Revenue Service, if the factual assumptions or representations made in the private letter ruling request are untrue or incomplete in any material respect, then First Data will not be able to rely on the ruling. Furthermore, the Internal Revenue Service will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under section 355 of the Internal Revenue Code. Rather, the private letter ruling will be based upon representations by First Data that those requirements have been satisfied, and any inaccuracy in such representations could invalidate the private letter ruling.

The spin-off is also conditioned upon the receipt by First Data of an opinion of Sidley Austin LLP, counsel to First Data (or other nationally recognized tax counsel), in form and substance satisfactory to First Data, to the effect that the spin-off (including certain related transactions) will be tax-free to First Data, us and First Data stockholders for United States federal income tax purposes under sections 355, 368 and related provisions of the Internal Revenue Code. The opinion will rely on the Internal Revenue Service private letter ruling as to matters covered by the ruling. The opinion will be based on, among other things, certain assumptions and representations as to factual matters made by First Data and us which, if untrue or incomplete in any material respect, would jeopardize the conclusions reached by counsel in its opinion. The opinion will not be binding on the Internal Revenue Service or the courts, and the Internal Revenue Service or the courts may not agree with the opinion.

Assuming (i) the receipt and continued validity of the private letter ruling from the Internal Revenue Service, (ii) the correctness of counsel’s opinion and (iii) that the distribution of our common stock to First Data stockholders in connection with the spin-off is not otherwise disqualified as tax-free, the material United States federal income tax consequences of the spin-off will be as follows:

•	neither the contribution nor the distribution will result in any taxable income, gain or loss to First Data;

•	no taxable income, gain or loss will be recognized by any United States holder solely as the result of the receipt of our common stock in the distribution;

•	the aggregate tax basis of the First Data common stock and our common stock in the hands of a United States holder immediately after the distribution will be the same as the aggregate tax basis of the First Data common stock held by such holder immediately before the distribution, allocated between the First Data common stock and our common stock in proportion to their relative fair market values on the date of the distribution; and

•	the holding period of our common stock received by a United States holder will include the holding period of such holder’s First Data common stock, provided that the First Data common stock is held as a capital asset on the date of the distribution.

As described above, the private letter ruling and the opinion will be based, in part, on certain assumptions and representations as to factual matters. If any of those assumptions or representations is untrue or incomplete as of the effective time of the spin-off, the tax consequences of the spin-off could differ materially from those described above. In addition, opinions of counsel neither bind the Internal Revenue Service or any court, nor preclude the Internal Revenue Service from adopting a contrary position.

If the spin-off were not to qualify for tax-free treatment under sections 355, 368 and related provisions of the Internal Revenue Code, First Data would recognize taxable gain equal to the excess of the fair market value of the consideration received by First Data in the contribution over First Data’s tax basis in the assets contributed to us in the contribution and, under certain circumstances, we would be required under the tax allocation agreement to indemnify First Data for all or a portion of that liability. See “Our Relationship with First Data After the Spin-Off—Tax Allocation Agreement.” In addition, each United States holder who receives our common stock in the spin-off would be treated as receiving a taxable distribution in an amount equal to the fair market value of our common stock received.

First Data may incur some tax cost in connection with the spin-off (as a result of certain intragroup asset transfers and certain differences between federal and state tax rules), whether or not the spin-off qualifies for tax-free treatment under sections 355, 368 and related provisions of the Internal Revenue Code.

Effect of Certain Acquisitions of First Data Common Stock or Our Common Stock

Even if the spin-off otherwise qualifies as a tax-free distribution under section 355 of the Internal Revenue Code, the spin-off may result in significant United States federal income tax liabilities to First Data if 50% or more of First Data stock or our stock (in each case by vote or value) is acquired, directly or indirectly, by one or more persons as part of a plan (or series of related transactions) that includes the spin-off. For purposes of this test, any acquisitions of First Data stock or our stock, or any agreement, understanding, arrangement or substantial negotiations regarding an acquisition of First Data stock or our stock, within two years before or after the spin-off are subject to special scrutiny.

The process for determining whether a change in control prohibited under the foregoing rules has occurred is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. If a direct or indirect acquisition of First Data stock or our stock resulted in a change in control prohibited under those rules, First Data (but not its stockholders) would recognize taxable gain as described above. With respect to taxes and other liabilities that could be imposed in connection with the spin-off (and certain related transactions), under the terms of the tax allocation agreement we will be liable to First Data for any such taxes or liabilities resulting from actions taken by or with respect to us, one of our affiliates or any person that, after the spin-off, is an affiliate thereof. See “Our Relationship with First Data After the Spin-Off—Tax Allocation Agreement” beginning on page [•].

Information Reporting

Current Treasury regulations require each holder of First Data common stock who receives our common stock in the distribution to attach to his, her or its federal income tax return for the year in which the spin-off occurs a detailed statement setting forth the data that may be appropriate in order to show the applicability of section 355 of the Internal Revenue Code to the spin-off. First Data will provide the appropriate information to each stockholder of record.

The foregoing sets forth the material United States federal income tax consequences of the spin-off under current law. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the spin-off. Each beneficial owner of First Data common stock is encouraged to consult his, her or its tax advisor as to the particular consequences of the spin-off to the stockholder, including the application of state, local and foreign tax laws, and as to possible prospective or retroactive changes in tax law that might affect the tax consequences described above.

Market for Our Common Stock; Trading of Our Common Stock Prior to the Spin-Off

There is currently no trading market for our common stock. We intend to apply to have our common stock authorized for listing on the New York Stock Exchange under the symbol “WU.” We expect that a limited market, commonly known as a “when-issued” trading market, for our common stock will begin on [•], 2006. The term “when-issued” means that shares can be traded prior to the time shares are available or issued. We expect that on the first trading day following the distribution date, “when-issued” trading in our common stock will end and “regular way” will begin. “Regular way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a trade. We have not and will not set the initial price of our common stock; that price will be established by the public markets.

We cannot predict the price at which our common stock will trade after the spin-off. In fact, the combined trading prices of a share of our common stock and a share of First Data common stock after the spin-off may not equal or exceed the trading price of a share of First Data common stock immediately prior to the spin-off. The price at which our common stock trades is likely to fluctuate significantly, particularly until an orderly public market develops. Prices for our common stock will be determined in the public markets and may be influenced by many factors, many of which are beyond our control, including:

•	lack of a trading history;

•	changes in expectations concerning our future financial performance and the future performance of the money transfer and consumer payments industries in general, including financial estimates and recommendations by securities analysts;

•	our financial results and differences between our actual financial and operating results and those expected by investors and analysts;

•	strategic moves by us or our competitors, such as acquisitions or restructurings;

•	changes in the regulatory environment governing our business;

•	our capital structure, including the amount of our indebtedness;

•	general economic, industry and market conditions;

•	the depth and liquidity of the market for our common stock;

•	fluctuations in currency exchange rates;

•	our dividend policy;

•	investor perceptions of our business and us; and

•	the impact of the factors referred to in “Risk Factors.”

We have appointed Wells Fargo Bank Minnesota, National Association to serve as transfer agent and registrar for our common stock.

Shares of our common stock distributed to holders of First Data common stock in connection with the spin-off will be transferable under the Securities Act of 1933, as amended, which we refer to as the Securities Act, except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the spin-off generally include individuals or entities that control, are controlled by or are under common control with us and may include certain of our officers, directors or principal stockholders. After we become a publicly traded company, securities held by our affiliates will be subject to the resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of our common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Trading of First Data Common Stock After the Record Date and Prior to the Distribution

Beginning on or shortly before the record date and until the distribution date, there will be two concurrent markets in which to trade First Data common stock: a “regular way” market and an “ex-distribution” market. Shares of First Data common stock that trade on the regular way market will trade with an entitlement to shares of our common stock distributed in connection with the spin-off. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed in connection with the spin-off. Therefore, if you owned shares of First Data common stock at 5:00 p.m., New York City time, on the record date and sell those shares on the regular way market prior to the distribution, you also will be selling the shares of our common stock that would have been distributed to you in connection with the spin-off. If you sell those shares of First Data common stock on the ex-distribution market prior to the distribution, you will still receive the shares of our common stock that were to be distributed to you pursuant to your ownership of the shares of First Data common stock.

Distribution Conditions and Termination

We expect that the distribution will be effective, and the spin-off complete, on the distribution date, [•], 2006, provided that, among other things:

•	the SEC has declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act and no stop order relating to our Form 10 registration statement is in effect;

•	First Data and Western Union have received all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of foreign jurisdictions in connection with the distribution;

•	First Data and Western Union have received all material permits, registrations, clearances and consents from governmental authorities and third persons necessary to effect the spin-off and to permit the operation of our businesses thereafter;

•	First Data has received a private letter ruling from the Internal Revenue Service (which has not been revoked or modified in any material respect), and an opinion of Sidley Austin LLP, counsel to First Data (or other nationally recognized tax counsel), in each case in form and substance satisfactory to First Data, to the effect that, among other things, the spin-off (including certain related transactions) will be tax-free to First Data, us and First Data stockholders for United States federal income tax purposes under sections 355, 368 and related provisions of the Internal Revenue Code;

•	the New York Stock Exchange has approved our common stock for listing, subject to official notice of issuance;

•	First Data has completed the contribution to us of the subsidiaries that own and/or operate our money transfer and consumer payments businesses and related assets and we have assumed the related liabilities and transferred to First Data (i) up to approximately $3.6 billion in cash or a combination of cash and our debt securities and (ii) shares of our common stock sufficient to effect the distribution;

•	we have transferred to First Data the subsidiaries we own that are not part of our money transfer and consumer payments businesses;

•	an independent firm acceptable to First Data, in its sole and absolute discretion, has delivered one or more opinions to the board of directors of each of First Data and Western Union confirming the solvency and financial viability of Western Union and First Data, which opinions will be in form and substance satisfactory to First Data, in its sole and absolute discretion, and shall not have been withdrawn or rescinded;

•	no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the spin-off or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the separation and distribution agreement, is in effect;

•	First Data and Western Union have each received credit ratings from the credit rating agencies that are satisfactory to First Data in its sole and absolute discretion; and

•	no other events or developments shall have occurred that, in the judgment of the board of directors of First Data, in its sole and absolute discretion, would result in the spin-off having a material adverse effect on First Data or its stockholders.

The fulfillment of the foregoing conditions will not create any obligation on First Data’s part to effect the distribution, and the board of directors of First Data has reserved the right to amend, modify or abandon the distribution and the related transactions at any time prior to the distribution date. The board of directors of First Data may waive any of these conditions in its sole and absolute discretion.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to stockholders of First Data who will receive shares of Western Union common stock in connection with our spin-off. It is not provided as an inducement or encouragement to buy or sell any of our securities. You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information.

Accounting Treatment

The spin-off will be accounted for by First Data on a historical basis, and no gain or loss will be recorded.

DIVIDEND POLICY

It is currently contemplated that following the spin-off, we will pay a cash dividend on our common stock with respect to the first full fiscal quarter following the date the spin-off is completed in an amount to be determined prior to the spin-off. However, the declaration and amount of future dividends will be determined by our board of directors and will depend on our financial condition, earnings, capital requirements, legal requirements, regulatory constraints, industry practice and any other factors that our board of directors believes are relevant. In addition, we will be a holding company with no material assets other than the stock of our subsidiaries. Accordingly, our ability to pay dividends will be dependent on our receiving dividends from our operating subsidiaries. Many of our operating subsidiaries are highly regulated and may be subject to restrictions on their ability to pay dividends to us.

FINANCING

We currently expect that in connection with the spin-off, we, one or more of our subsidiaries or a combination of both will transfer to First Data up to approximately $3.6 billion in cash or a combination of cash and our debt securities. We expect to finance the cash portion of the amount to be paid to First Data through borrowings by us and/or one or more of our subsidiaries. The borrowing arrangements may be in the form of credit facilities, publicly or privately issued debt or a combination thereof. The amount to be paid to First Data, the amount and term of the debt we will incur, the type of debt and entity that will incur the debt have not been finally determined, but will be determined prior to the spin-off. A number of factors could affect this final determination, and the amount of debt ultimately incurred could be substantially less than the amount assumed in this information statement.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2006 on a historical basis and on a pro forma basis to give effect to the pro forma adjustments included in our unaudited pro forma combined financial statements. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable; however, such adjustments are subject to change based on the finalization of the terms of the spin-off and the transaction agreements. In addition, such adjustments are estimates and may not prove to be accurate.

The unaudited pro forma combined statements of income do not include adjustments for certain initial separation costs, nor do they give effect to additional costs associated with operating as a stand-alone company.

You should read this table together with “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Statements” and our historical combined financial statements and the notes to those statements included elsewhere in this information statement.

	As of March 31, 2006
	Historical	Pro Forma
(in millions, except per share amounts)	(unaudited)
Liabilities:
Long-term debt (a)	$—	$3,600.0

Net investment in The Western Union Company (stockholders’ deficiency):
Preferred stock, $0.01 par value; 10 shares authorized pro forma; no shares issued and outstanding pro forma	—	—
Common stock, $0.01 par value; 2,000 shares authorized pro forma; 765.6 shares issued and outstanding pro forma (b)	—	7.7
Capital deficiency (c)	—	(715.4)
Net investment in The Western Union Company (c)	3,074.1	—
Accumulated other comprehensive loss	(58.6)	(58.6)

Total net investment in The Western Union Company (stockholders’ deficiency) (d)	3,015.5	(766.3)

Total capitalization	$3,015.5	$2,833.7

(a)	Represents the assumed incurrence of $3.6 billion in debt in connection with the spin-off. The amount to be paid to First Data, the amount and term of the debt we will incur, the type of debt and entity that will incur the debt have not been finally determined, but will be determined prior to the spin-off. A number of factors could affect this final determination, and the amount to be paid to First Data and the amount of debt ultimately incurred could be substantially less than the amount assumed in this information statement.
(b)	Represents the expected distribution of 765.6 million shares of our common stock to holders of First Data common stock based on the number of shares of First Data common stock outstanding at March 31, 2006.
(c)	Represents the elimination of First Data’s net investment in us and the capital deficiency that will result based on the payment to First Data of $3.6 billion in the form of cash or a combination of cash and our debt securities and the forgiveness of certain intercompany balances between First Data and us.
(d)	Certain of our historical net assets are restricted and are included within the accounts of companies combined in our historical combined financial statements. These restricted net assets do not exceed $50 million.

Our ability to issue additional stock will be constrained because the issuance of additional stock might cause the spin-off to be taxable to First Data if 50% or more of our stock (by vote or value) is treated as having been acquired, directly or indirectly, by one or more persons as part of a plan (or series of related transactions) that includes the spin-off. Under the tax allocation agreement we might be required to indemnify First Data against any such tax imposed on First Data as a result of acquisitions of our stock. See “The Spin-Off—Important Federal Income Tax Consequences—Effect of Certain Acquisitions of First Data Common Stock or Our Common Stock” for a more detailed discussion.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The unaudited pro forma combined financial statements of Western Union presented below have been derived from our audited combined financial statements for the year ended December 31, 2005 and from our unaudited combined financial statements for the three months ended March 31, 2006. The pro forma adjustments and notes to the pro forma combined financial statements give effect to the distribution of Western Union common stock by First Data and the other transactions contemplated by the separation and distribution agreement. These unaudited pro forma combined financial statements should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the notes to those statements included elsewhere in this information statement.

The unaudited pro forma combined statements of income for the year ended December 31, 2005 and the three months ended March 31, 2006 have been prepared as though the spin-off had occurred as of January 1, 2005. The unaudited pro forma combined balance sheet at March 31, 2006 has been prepared as though the spin-off had occurred on March 31, 2006. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable; however, such adjustments are subject to change based on the finalization of the terms of the spin-off and the transaction agreements. See “Our Relationship with First Data After the Spin-off—Separation and Distribution Agreement.” In addition, such adjustments are estimates and may not prove to be accurate.

The pro forma adjustments include the following items:

•	The contribution by First Data to us of specified assets related to First Data’s money transfer and consumer payments businesses and the assumption by us of specified liabilities related to such businesses.

•	The issuance by us to First Data, in consideration for the contribution, of 765.6 million shares of our common stock.

•	The distribution of 765.6 million shares of our common stock to holders of First Data common stock.

•	The assumed incurrence of $3.6 billion of indebtedness in connection with the spin-off and the payment to First Data of $3.6 billion in the form of cash or a combination of cash and our debt securities. The amount to be paid to First Data, the amount and term of the debt we will incur, the associated debt issuance costs, the type of debt and entity that will incur the debt have not been finally determined, but will be determined prior to the spin-off. A number of factors could affect this final determination, and the amount to be paid to First Data and the amount of debt ultimately incurred could be substantially less than the amount assumed in this information statement.

•	The assumed cash settlement of $748.8 million of intercompany notes owed by First Data to us and $64.7 million of intercompany notes owed by us to First Data.

•	The forgiveness by us of $87.2 million of intercompany balances owed by First Data to us which will be treated as a dividend to First Data for accounting and tax purposes.

The share numbers and dollar and settlement amounts are based on First Data share numbers and balances as of March 31, 2006.

The pro forma combined statements of income do not include adjustments for certain initial separation costs.

In addition, the pro forma adjustments do not include additional costs associated with operating as a stand-alone company which we have preliminarily estimated to be approximately $65.0 million to $75.0 million annually.

The unaudited pro forma combined financial statements are for illustrative purposes only and do not reflect what our financial position and results of operations would have been had the spin-off occurred on the dates indicated and are not necessarily indicative of our future financial position and future results of operations.

THE WESTERN UNION COMPANY

Unaudited Pro Forma Combined Statements of Income

Year Ended December 31, 2005

	Historical	Pro Forma Adjustments		Pro Forma
(in millions, except per share amounts)
Revenues:
Transaction fees	$3,354.5	$—		$3,354.5
Foreign exchange revenue	530.8	—		530.8
Commission and other revenues	102.1	—		102.1

Total revenues	3,987.4	—		3,987.4
Expenses:
Cost of services	2,118.9	—		2,118.9
Selling, general and administrative	599.8	—		599.8

Total expenses	2,718.7	—		2,718.7

Operating income	1,268.7	—		1,268.7
Interest income from affiliates, net	24.3	(24.3	)(a)	—
Interest expense	—	(209.9	)(b)	(209.9)
Other income, net	10.7	—		10.7

Income before income taxes	1,303.7	(234.2)		1,069.5
Provision for income taxes	405.5	(84.3	)(c)	321.2

Net income	$898.2	$(149.9)		$748.3

Pro forma earnings per share:
Basic (d)				$0.97
Diluted (d)				$0.95
Pro forma weighted average shares outstanding:
Basic (d)				775.0
Diluted (d)				784.3

See accompanying notes.

THE WESTERN UNION COMPANY

Unaudited Pro Forma Combined Statements of Income

Three Months Ended March 31, 2006

	Historical	Pro Forma Adjustments		Pro Forma
(in millions, except per share amounts)
Revenues:
Transaction fees	$875.7	$—		$875.7
Foreign exchange revenue	146.3	—		146.3
Commission and other revenues	28.6	—		28.6

Total revenues	1,050.6	—		1,050.6
Expenses:
Cost of services	557.8	—		557.8
Selling, general and administrative	172.5	—		172.5

Total expenses	730.3	—		730.3

Operating income	320.3	—		320.3
Interest income from affiliates, net	11.5	(11.5	)(a)	—
Interest expense	—	(52.5	)(b)	(52.5)
Other income, net	7.1	—		7.1

Income before income taxes	338.9	(64.0)		274.9
Provision for income taxes	109.3	(22.0	)(c)	87.3

Net income	$229.6	$(42.0)		$187.6

Pro forma earnings per share:
Basic (d)				$0.25
Diluted (d)				$0.24
Pro forma weighted average shares outstanding:
Basic (d)				765.5
Diluted (d)				780.2

See accompanying notes.

THE WESTERN UNION COMPANY Unaudited Pro Forma Combined Balance Sheet As of March 31, 2006
(in millions, except per share amounts)	Historical	Pro Forma Adjustments		Pro Forma
Assets
Cash and cash equivalents	$494.5	$684.1	(e)	$1,178.6
Settlement assets	877.0	—		877.0
Receivables from affiliated companies, net	87.2	(87.2	)(f)	—
Notes receivable from affiliated companies	748.8	(748.8	)(e)	—
Property and equipment, net	91.2	39.6	(g)	130.8
Goodwill	1,618.0	—		1,618.0
Other intangible assets, net	236.7	—		236.7
Other assets	479.8	14.4	(h)	494.2

Total assets	$4,633.2	$(97.9)		$4,535.3

Liabilities and net investment in The Western Union Company (stockholders’ deficiency)
Liabilities:
Accounts payable and accrued liabilities	$209.3	$148.6	(i)	$357.9
Settlement obligations	874.7	—		874.7
Pension obligations	69.3	—		69.3
Deferred tax liability, net	251.6	—		251.6
Notes payable to affiliated companies	64.7	(64.7	)(e)	—
Other liabilities	148.1	—		148.1
Long-term debt	—	3,600.0	(j)	3,600.0

Total liabilities	1,617.7	3,683.9		5,301.6

Net investment in The Western Union Company (stockholders’ deficiency):
Preferred stock, $0.01 par value; 10 shares authorized pro forma; no shares issued and outstanding pro forma	—	—		—
Common stock, $0.01 par value; 2,000 shares authorized pro forma; 765.6 shares issued and outstanding pro forma	—	7.7	(k)	7.7
Capital deficiency	—	(715.4	)(l)	(715.4)
Net investment in The Western Union Company	3,074.1	(3,074.1	)(l)	—
Accumulated other comprehensive loss	(58.6)	—		(58.6)

Total net investment in The Western Union Company (stockholders’ deficiency) (m)	3,015.5	(3,781.8)		(766.3)

Total liabilities and net investment in The Western Union Company (stockholders’ deficiency)	$4,633.2	$(97.9)		$4,535.3

See accompanying notes.

THE WESTERN UNION COMPANY

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(a)	Represents interest income and expense during the period on notes receivable due from First Data to us and notes payable due to First Data from us.

(b)	Reflects the adjustment to record interest expense on $3.6 billion of debt assumed to be incurred in connection with the spin-off. Pro forma interest expense was calculated based on an assumed interest rate of 5.75% and also includes estimated amortization of approximately $14.4 million of assumed debt issuance costs. The amount of interest expense will be dependent on the rate obtained, the term of the debt, the amount of debt actually issued and the amount of debt issuance costs incurred. The amount to be paid to First Data, the amount and term of the debt we will incur, the associated debt issuance costs, the type of debt and entity that will incur the debt have not been finally determined, but will be determined prior to the spin-off. A number of factors could affect this final determination, and the amount to be paid to First Data and the amount of debt ultimately incurred could be substantially less than the amount assumed in this information statement. For example, a 1/8% change in interest rates would result in a $4.5 million change in annual interest expense.

(c)	Represents the tax effect of pro forma adjustments using the applicable tax rate relating to such adjustments.

(d)	The calculation of pro forma basic and diluted earnings per share and weighted average shares outstanding for the periods presented is based on the number of shares of First Data common stock and weighted average shares of common stock outstanding for the three months ended March 31, 2006 and for the year ended December 31, 2005 adjusted for the expected distribution ratio of one share of our common stock for every share of First Data common stock. This calculation may not be indicative of the dilutive effect that will actually result from the conversion of First Data unvested stock options held by our employees and employees of First Data and restricted stock awards held by our employees and employees of First Data or the grant of new equity awards.

(e)	Represents the assumed cash settlement of $748.8 million of intercompany notes owed by First Data to us and $64.7 million of intercompany notes owed by us to First Data based on balances outstanding at March 31, 2006. We currently plan to invest the net repayments on these notes overseas; however, repatriating these funds to the United States could result in additional taxes.

(f)	Represents the forgiveness by us of $87.2 million of intercompany balances owed by First Data to us by way of a dividend to First Data based on balances outstanding at March 31, 2006.

(g)	Represents the contribution by First Data to us of our headquarters in Englewood, Colorado currently occupied by both First Data and us.

(h)	Represents assumed debt issuance costs of $14.4 million.

(i)	Represents the assumption by us of certain tax and employee-related liabilities.

(j)	Represents the assumed incurrence of $3.6 billion of debt in connection with the spin-off. The amount and term of the debt we will incur, the associated debt issuance costs, the type of debt and entity that will incur the debt have not been finally determined, but will be determined prior to the spin-off. A number of factors could affect this final determination, and the amount of debt ultimately incurred could be substantially less than the amount assumed in this information statement.

(k)	Represents the distribution of 765.6 million shares of our common stock to holders of First Data common stock.

(l)	Represents the elimination of First Data’s net investment in us and the capital deficiency that will result based on the payment to First Data of $3.6 billion in the form of cash or a combination of cash and our debt securities and the forgiveness of certain intercompany balances between First Data and us for the items noted in (f), (g) and (i) above.

(m)	Certain of our historical net assets are restricted and are included within the accounts of companies combined in our historical combined financial statements. These restricted net assets do not exceed $50 million.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The historical financial data have been prepared on a combined basis from First Data’s consolidated financial statements using the historical results of operations and assets and liabilities of First Data’s businesses and give effect to allocations of expenses from First Data. Our selected historical combined financial data are not necessarily indicative of our future financial position, future results of operations or future cash flows and do not reflect what our financial position, results of operations or cash flows would have been as a stand-alone company during the periods presented.

The following tables set forth our selected historical financial data prepared on a combined basis. These tables present our money transfer and consumer payments businesses as they historically have been operated by First Data. You should read the information set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and the notes to those statements included elsewhere in this information statement. The statements of income and cash flow data for the years ended December 31, 2005, 2004 and 2003 and the balance sheet data as of December 31, 2005 and 2004 set forth below are derived from our audited combined financial statements included elsewhere in this information statement. The statements of income and cash flow data for the years ended December 31, 2002 and 2001 and the balance sheet data as of December 31, 2003, 2002 and 2001 set forth below are derived from our unaudited combined financial statements not included in this information statement. The statements of income and cash flow data for the three-month periods ended March 31, 2006 and 2005 and the balance sheet data as of March 31, 2006 set forth below are derived from our unaudited combined financial statements included elsewhere in this information statement. The balance sheet data as of March 31, 2005 set forth below are derived from our unaudited combined financial statements not included in this information statements. The unaudited interim combined financial statements are not necessarily indicative of the results to be expected for any other interim period or for the year ending December 31, 2006. However, in the opinion of management, the unaudited interim combined financial statements include all adjustments (consisting of normal recurring accruals) that are necessary for the fair presentation of the results for the interim periods.

	Three Months Ended March 31,		Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(unaudited)					(unaudited)	(unaudited)
(in millions)
Statements of Income Data:
Revenues (a)	$1,050.6	$915.5	$3,987.4	$3,524.4	$3,120.8	$2,723.2	$2,317.5
Operating expenses (a) (b) (c) (d)	730.3	624.0	2,718.7	2,435.5	2,148.6	1,919.9	1,651.0
Income before income taxes (b) (c) (d)	338.9	298.8	1,303.7	1,098.1	969.7	808.1	668.7
Net income (b) (c) (d)	229.6	205.9	898.2	752.1	638.7	499.8	412.2
Depreciation and amortization (b)	24.6	19.8	79.5	79.2	78.4	60.2	92.9
Cash Flow Data:
Net cash provided by operating activities	213.1	232.1	1,002.3	907.0	762.0	587.4	529.2
Dividends to parent company	—	—	417.2	675.5	324.2	486.8	1,047.3
Key Indicators (unaudited):
Consumer-to-consumer transactions (e)	33.26	25.34	118.52	96.66	81.04	67.84	55.78
Consumer-to-business transactions (f)	61.17	51.58	215.11	192.57	179.39	145.01	113.79

	As of March 31,		As of December 31,
	2006	2005	2005	2004	2003	2002	2001
	(unaudited)				(unaudited)	(unaudited)	(unaudited)
Balance Sheet Data:
Settlement assets	$877.0	$690.2	$929.1	$716.9	$586.4	$475.9	$445.5
Total assets	4,633.2	3,482.2	4,589.1	3,307.0	3,029.9	2,472.4	2,189.8
Settlement obligations	874.7	686.7	926.7	711.0	576.1	463.3	441.2
Total liabilities	1,617.7	1,355.2	1,791.4	1,398.2	1,200.6	1,001.7	846.4
Net investment in The Western Union Company	3,015.5	2,127.0	2,797.7	1,908.8	1,829.3	1,470.7	1,343.4

(a)	In January 2002, our company adopted Emerging Issues Task Force 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred,” or “EITF 01-14,” which requires that reimbursements received for “out-of-pocket” expenses be characterized as revenue. The year ended December 31, 2001 has been adjusted for this adoption. Operating expenses include cost of services and selling, general and administrative expenses.
(b)	In January 2002, our company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” or “SFAS 142,” which requires that goodwill no longer be amortized effective January 1, 2002. Prior to our adoption of SFAS 142, goodwill was amortized on a straight-line basis over estimated useful lives ranging from 10 to 40 years.
(c)	In 2002, our company recorded expenses of $41.0 million related to the settlement of certain class action litigation and regulatory matters.
(d)	We adopted Statement of Financial Accounting Standards No. 123R, “Share-Based Payment,” or “SFAS 123R,” following the modified prospective method effective January 1, 2006. SFAS 123R requires all stock-based payments to employees to be recognized in the income statement based on their respective grant date fair values over the corresponding service periods and also requires an estimation of forfeitures when calculating compensation expense. Stock-based compensation expense, including the impact of adopting SFAS 123R, was $3.1 million for the three months ended March 31, 2006.
(e)	Consumer-to-consumer transactions include consumer-to-consumer money transfer services worldwide. Amounts include Vigo Remittance Corp. transactions since the acquisition date of October 21, 2005.
(f)	Consumer-to-business transactions include Quick Collect, Convenience Pay, Speedpay and Equity Accelerator transactions processed by us. Amounts include E Commerce Group, Inc. (Speedpay) transactions since its acquisition in June 2002 and Paymap Inc. (Equity Accelerator and Just-in-Time) transactions since its acquisition in April 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the combined financial statements and the notes to those statements included elsewhere in this information statement. Certain statements contained in the Management’s Discussion and Analysis of Financial Condition and Results of Operations are forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in other sections of this information statement. See “Risk Factors” and “Forward-looking Statements.”

Overview

We are a leading provider of money transfer services, operating in two business segments. We provide consumer-to-consumer money transfer services, primarily through a global network of third-party agents using our multi-currency, real-time money transfer processing systems. In most countries, this service is available for both intra-country transfers—that is, money transfers from one location to another in the same country—and internationally—that is, the transfer of funds into or out of a country. We also provide consumer-to-business payment services, which allow consumers to send funds to businesses, government agencies and other organizations that receive consumer payments, including utilities, auto finance companies, mortgage servicers and other financial service providers (all sometimes referred to as “billers”) through our network of third-party agents and various electronic channels. Consumer-to-business payment services are generally available only inside a particular country, although in some instances we provide the ability for consumers to make payments from one country to another. Businesses not considered part of the segments described above are categorized as “Other” and generated approximately 3% of our total combined revenue for the year ended December 31, 2005.

The consumer-to-consumer money transfer service is available through an extensive network of agent locations that offer Western Union services around the world. Some of our agent locations only pay and do not send money. In addition to our agent locations, we are expanding the ability of consumers to send money through other channels, such as our Internet site, westernunion.com, and the telephone. Consumer-to-consumer money transfer service is available through the Western Union®, Orlandi Valuta® and VigoSM brands, and includes locations offering any of our three brands.

The consumer-to-business service allows consumers to transfer money to a biller. This service is available at many of our Western Union agent locations, and in some instances through the Internet or by telephone. In 2005, substantially all of our consumer-to-business segment revenue was generated from transactions in the United States.

Factors that we believe are important to our long-term success include increasing international growth by expanding and diversifying our consumer-to-consumer global distribution network, building our brands, enhancing the consumer experience, expanding the channels by which consumers can send or receive money and diversifying our consumer-to-consumer service offerings, expanding into new biller and other business and government relationships, and expanding the international presence of our consumer-to-business offerings. Significant factors affecting our financial position and results of operations include:

•

Transaction volume is the primary generator of revenue in our businesses. Transaction volume in our consumer-to-consumer segment is affected by, among other things, the size of the international migrant population and individual needs to transfer funds in emergency situations. We anticipate the demand for money transfer services will be strong as individuals continue to migrate to countries outside of their countries of origin. As noted elsewhere in this information statement, a reduction in the size of the migrant population or interruptions in migration patterns, including those resulting from any changes in immigration laws, economic development patterns or political events, could adversely affect our transaction volume.

•	We continue to face robust competition in both our consumer-to-consumer and consumer-to-business segments from a variety of money transfer and consumer payment providers. We believe the most significant competitive factors in the consumer-to-consumer segment relate to brand recognition, distribution network, consumer experience and price and in the consumer-to-business segment relate to brand recognition, convenience, variety of payment methods and price.

•	Regulation of the money transfer industry is increasing. The number and complexity of regulations around the world and the pace at which regulation is changing are factors that pose significant challenges to our business. We continue to implement policies and programs and adapt our business practices and strategies to help us comply with current legal requirements, as well as with new and changing legal requirements affecting particular services, or the conduct of our business in general. Our activities include dedicated compliance personnel, training and monitoring programs, government relations and regulatory outreach efforts and support and guidance to the agent network on compliance programs. These efforts increase our costs of doing business.

•	Our consumer-to-business segment continues to experience a shift in demand from cash-based walk-in payment services to lower revenue-per-transaction, higher volume electronic payment services.

Significant Financial and Other Highlights

Significant financial and other highlights for the year ended December 31, 2005 and the three months ended March 31, 2006 include:

•	For the year ended December 31, 2005, we generated $3,987.4 million in total combined revenues and $898.2 million in combined net income. This resulted in year-over-year growth of 13% in total combined revenues and 19% in combined net income.

•	For the three months ended March 31, 2006, we generated $1,050.6 million in total combined revenues and $229.6 million in combined net income.

•	For the year ended December 31, 2005, we completed 119 million consumer-to-consumer transactions worldwide, an increase of 23% over 2004. Consumer-to-consumer transactions grew 31% in the three months ended March 31, 2006 compared to the same period in 2005. Excluding transactions attributable to Vigo Remittance Corporation, or “Vigo,” consumer-to-consumer transactions increased 21% in 2005 compared to 2004 and 22% for the three months ended March 31, 2006 compared to the same period in 2005.

•	Consumer-to-business transactions increased 12% from 2004 to 2005 to 215 million transactions, and increased 19% to 61 million transactions in the three months ended March 31, 2006 over the corresponding period in 2005.

In October 2005, First Data acquired Vigo, a provider of consumer-to-consumer money transfer services primarily from the United States to Latin America, which First Data will contribute to Western Union as part of the spin-off.

Adoption of SFAS 123R

We adopted Statement of Financial Accounting Standards No. 123R, “Share-Based Payment,” or “SFAS 123R,” following the modified prospective method effective January 1, 2006. SFAS 123R requires all stock-based payments to employees to be recognized in the income statement based on their respective grant date fair values over the corresponding service periods and also requires an estimation of forfeitures when calculating compensation expense. Stock-based compensation expense, including the impact of adopting SFAS 123R, was $3.1 million for the three months ended March 31, 2006.

In December 2005, First Data accelerated vesting of all outstanding unvested stock options granted to its officers and employees under its 2002 Long-Term Incentive Plan. The decision to accelerate the vesting of these stock options was made primarily to reduce stock-based compensation expense that otherwise likely would have been recorded in future periods following First Data’s adoption of SFAS 123R. We recognized compensation expense of $1.8 million during the fourth quarter of 2005 related to accelerated vesting.

Refer to Note 15—“Stock Compensation Plans” of our historical combined financial statements for a more detailed discussion of First Data’s stock-based compensation plans and the adoption of SFAS 123R.

The Separation of Western Union from First Data

On January 26, 2006, First Data announced its intention to separate its money transfer and consumer payments businesses into an independent, publicly traded company through a spin-off of 100% of our stock to First Data stockholders. The spin-off is intended to be tax-free to First Data’s stockholders and to First Data and Western Union. Completion of the spin-off is expected in the fourth quarter of 2006, subject to certain conditions, including necessary regulatory approvals, receipt of the private letter ruling requested from the Internal Revenue Service, a favorable tax opinion of outside tax counsel and final approval from First Data’s board of directors to complete the spin-off.

Basis of Presentation

The combined financial statements are comprised of entities included in First Data’s consolidated financial statements and accounting records, principally representing the consumer-to-consumer money transfer and consumer-to-business payment services businesses, and reflect the historical results of operations and the historical basis of assets and liabilities as if such businesses had been combined for all periods presented. All significant intercompany transactions and accounts have been eliminated. The combined statements of income include expense allocations for certain corporate functions historically provided to Western Union by First Data, including treasury, tax, accounting and reporting, mergers and acquisitions, risk management, legal, internal audit, procurement, human resources, investor relations and information technology. If possible, these allocations were made on a specific identification basis. Otherwise, the expenses related to services provided to Western Union by First Data were allocated to Western Union based on the relative percentages, as compared to First Data’s other businesses, of headcount or other appropriate methods depending on the nature of each item of cost to be allocated. Pursuant to a transition services agreement we will enter into with First Data prior to the spin-off, First Data will continue to provide Western Union with certain of these services at prices agreed upon by First Data and Western Union for a period of up to one year from the date of the spin-off. Western Union will arrange to procure other services pursuant to arrangements with third parties. See “Our Relationship with First Data After the Spin-Off” for a description of the transition services agreement. The costs historically allocated to us by First Data for the services it has provided us may not be indicative of the costs we will incur to obtain these services following the spin-off. In addition to the transition services agreement, we will enter into a number of commercial agreements with First Data in connection with the spin-off, many of which are expected to have terms longer than a year. See “Our Relationship with First Data After the Spin-Off—Other Spin-Off Agreements.”

Our businesses have used a number of First Data corporate functions as described above to support our business functions. Following completion of the spin-off, we will no longer use those functions (other than those provided under the transition services agreement) and will need to establish our own. We expect to incur initial costs in 2006 to establish the necessary corporate infrastructure.

We expect that certain expenses related to being a stand-alone company will be higher in the future than the historical amounts reflected in the combined statements of income. Incremental annual costs associated with operating as a stand-alone company currently are estimated to be approximately $65 million to $75 million annually. The financial information presented in this document does not reflect what our consolidated financial position, results of operations or cash flows would have been as a stand-alone company during the periods presented and are not necessarily indicative of our future consolidated financial position, results of operations or cash flows.

We also have prepared unaudited pro forma combined financial statements to make adjustments for and give effect to the spin-off. See “Unaudited Pro Forma Combined Financial Statements.”

New Financing

We currently expect that in connection with the spin-off, we will transfer to First Data up to approximately $3.6 billion in cash or a combination of cash and our debt securities. We expect to finance the cash portion of the amount to be paid to First Data through borrowings by us. The borrowing arrangements may be in the form of credit facilities, publicly or privately issued debt or a combination thereof. The amount to be paid to First Data, the amount and term of the debt we will incur, the type of debt and entity that will incur the debt have not been finally determined, but will be determined prior to the spin-off. A number of factors could affect this final determination, and the amount of debt ultimately incurred could be substantially less than the amount assumed in this information statement. While we expect to incur significant amounts of debt in connection with the spin-off, our significant revenue and cash flow will provide us with opportunities to invest in our core business, new services and in new markets.

Components of Revenue and Expenses

The following briefly describes the components of revenue and expenses as presented in the combined statements of income. Descriptions of our revenue recognition policies are included in Note 2—“Summary of Significant Accounting Policies” of our historical combined financial statements.

Transaction fees—Transaction fees are charged to consumers for sending money transfers and consumer-to-business payments. Consumer-to-consumer transaction fees generally vary according to the principal amount of the money transfer and the locations from and to which the funds are sent. Transaction fees represented 84% of Western Union’s combined revenues for the year ended December 31, 2005 and 83% for the three months ended March 31, 2006 and are most reflective of our performance.

Foreign exchange revenue—In certain consumer money transfer transactions involving different send and receive currencies, we generate revenue based on the difference between the exchange rate set by us to the consumer and the rate at which we are able to acquire currency. Foreign exchange revenue growth is driven by growth in cross-border transactions. Foreign exchange revenue represented 13% of Western Union’s total combined revenues for the year ended December 31, 2005 and 14% for the three months ended March 31, 2006.

Commission and other revenues—Commission and other revenues represented approximately 3% of our total combined revenue for the year ended December 31, 2005 and for the three months ended March 31, 2006. Commission and other revenues consist of commissions we receive in connection with the sale of money orders, enrollment fees received when consumers enroll in the Equity Accelerator program (a recurring mortgage payment service program), revenue recorded for reimbursable costs incurred to operate payment services programs and investment income primarily derived from interest generated on money transfer settlement assets as well as realized net gains and losses from such assets.

Cost of services—Cost of services includes the costs directly associated with providing services to consumers, including commissions paid to agents and billers, personnel expenses, software maintenance costs, equipment, telecommunications costs, bank fees, infrastructure costs to provide the resources and materials necessary to offer money transfer and other payment services (including reimbursable costs), depreciation and amortization expense, and other operating expenses.

Selling, general and administrative—Selling, general and administrative, or “SG&A,” primarily consists of salaries, wages and related expenses paid to sales and administrative personnel, as well as advertising and promotional costs and other selling and administrative expenses. SG&A also includes allocations of general corporate overhead costs from First Data.

Interest income from affiliates, net—Interest income from affiliates, net consists of interest income earned on notes receivable from affiliates of First Data net of interest expense incurred on notes payable to affiliates of First Data. In connection with the spin-off, all notes receivable and payable are expected to be settled.

Results of Operations

The following discussion for both combined results of operations and segment results refers to the three months ended March 31, 2006 compared to the same period in 2005, the year ended December 31, 2005 compared to the same period in 2004, and the year ended December 31, 2004 compared to the same period in 2003. Combined results of operations should be read in conjunction with segment results of operations, which provide more detailed discussions concerning certain components of the combined statements of income. All significant intercompany accounts and transactions have been eliminated.

The following table sets forth our combined results of operations for the three months ended March 31, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003.

	Three Months Ended March 31,		% Change	Years Ended December 31,			% Change
	2006	2005	Q1 2006 vs. Q1 2005	2005	2004	2003	2005 vs. 2004	2004 vs. 2003
	(unaudited)
(in millions)
Revenues:
Transaction fees	$875.7	$774.9	13%	$3,354.5	$2,988.8	$2,656.4	12%	13%
Foreign exchange revenue	146.3	117.1	25%	530.8	443.7	372.7	20%	19%
Commission and other revenues	28.6	23.5	22%	102.1	91.9	91.7	11%	—

Total revenues	1,050.6	915.5	15%	3,987.4	3,524.4	3,120.8	13%	13%

Expenses:
Cost of services	557.8	483.6	15%	2,118.9	1,859.4	1,618.6	14%	15%
Selling, general and administrative	172.5	140.4	23%	599.8	576.1	530.0	4%	9%

Total expenses	730.3	624.0	17%	2,718.7	2,435.5	2,148.6	12%	13%

Operating income	320.3	291.5	10%	1,268.7	1,088.9	972.2	17%	12%

Interest income from affiliates, net	11.5	4.6	*	24.3	9.1	—	*	*
Other income (expense), net	7.1	2.7	*	10.7	0.1	(2.5)	*	*

Income before income taxes	338.9	298.8	13%	1,303.7	1,098.1	969.7	19%	13%
Provision for income taxes	109.3	92.9	18%	405.5	346.0	331.0	17%	5%

Net income	$229.6	$205.9	12%	$898.2	$752.1	$638.7	19%	18%

*	Calculation not meaningful

Revenues overview

The following provides highlights of revenue growth while a more detailed discussion is included in “Segment Discussion”:

Transaction fees and foreign exchange revenue

The majority of transaction fees and foreign exchange revenue are contributed from our consumer-to-consumer segment, which is discussed in greater detail in “Segment Discussion.” For the three months ended March 31, 2006, transaction fees increased, compared to the same period in 2005, due to increased money transfers at existing agent locations and, to a lesser extent, new agent locations. Vigo contributed $31.0 million of transaction fees and foreign exchange revenue to the three months ended March 31, 2006.

Increased money transfers at existing agent locations and, to a lesser extent, new agent locations contributed to increased consumer-to-consumer transaction volume and fee revenue for the years ended December 31, 2005 and 2004. First Data’s acquisition of Vigo in October 2005 also contributed $24.2 million to consumer-to-consumer transaction fees and foreign exchange revenue for the year ended December 31, 2005. Consumer-to-business transaction fees increased for the year ended December 31, 2005 compared to 2004 due to increased consumer-to-business payment transactions. For the year ended December 31, 2004 consumer-to-business transaction fees were impacted by a decline in cash-based consumer-to-business payments.

Foreign exchange revenue increased for the three months ended March 31, 2006 and the years ended December 31, 2005 and 2004 over each respective previous period due to an increase in cross-currency transactions primarily as a result of strong growth in international consumer-to-consumer transactions. Foreign exchange revenue growth generally corresponds to international revenue growth from cross-border transactions.

Commission and other revenues

During the three months ended March 31, 2006, commission and other revenues increased as a result of increased money order commissions due to higher investment balances and increased enrollment fees from our Equity Accelerator program.

The increase in commission and other revenues for the year ended December 31, 2005 compared to the year ended December 31, 2004 was driven primarily by an increase in money order commissions due to higher investment balances in the money order investment portfolio and more consumers participating in the Equity Accelerator program. Commission and other revenues in 2004 remained consistent with 2003 as increases in money order commissions were offset by lower investment income on money transfer settlement assets and lower enrollment fees from the Equity Accelerator program.

Expenses overview

The following provides highlights of expenses:

Cost of services

Cost of services as a percentage of revenue was 53% for the three months ended March 31, 2006 and the years ended December 31, 2005 and 2004 and was 52% for the year ended December 31, 2003.

The majority of the increase in cost of services in the three months ended March 31, 2006 compared to the same period in 2005 was attributable to an increase in agent commissions corresponding to revenue growth as well as the October 2005 acquisition of Vigo.

The majority of the increase in cost of services for the year ended December 31, 2005 compared to 2004 and 2004 compared to 2003 was attributable to an increase in agent commissions corresponding to the increase in revenue. In addition, an $8.7 million impairment charge was recorded in 2005 due to a change in strategic direction related to Eposs Limited, or “Eposs,” a United Kingdom-based seller of cellular prepaid services. We sold our majority interest in Eposs on April 28, 2006. We also recognized an $8.2 million charge in the fourth quarter of 2005 related to an additional accrual of domestic and international escheatment liabilities as further discussed in Note 12—“Commitments and Contingencies” to our combined financial statements.

The year ended December 31, 2005 included lower employee incentive compensation expense compared to 2004. We anticipate recording higher employee incentive compensation accruals in the second quarter of 2006 compared to the second quarter of 2005 which, if recorded, would negatively impact second quarter results of operations.

The increase in cost of services for the year ended December 31, 2004 compared to 2003 was driven by a similar increase in agent commissions as a result of increased revenues as noted above.

Selling, general and administrative

In line with our strategic objective of building the Western Union brand, marketing related expenditures increased during the three months ended March 31, 2006 over the comparable period in 2005 and were approximately 7% of combined revenue. Contributing to the growth in SG&A for the first quarter of 2006 were increased corporate overhead allocations from First Data, including allocated stock compensation in connection with the adoption of SFAS 123R, and the October 2005 acquisition of Vigo.

SG&A expenses increased for the years ended December 31, 2005 and 2004 due to an increase in marketing related expenses over that in the prior years. In each of the last three years, we spent approximately 7% of our combined revenue on marketing, including advertising, events, loyalty programs and employees dedicated to marketing activities.

The year ended December 31, 2005 included lower employee incentive compensation expense compared to 2004. We anticipate recording higher employee incentive compensation accruals in the second quarter of 2006 compared to the second quarter of 2005, which, if recorded, would negatively impact our second quarter results of operations.

SG&A expenses increased for the year ended December 31, 2004 compared to December 31, 2003 due to increased marketing related expenses, increased corporate overhead allocations from First Data and increased employee incentive compensation.

Interest income from affiliates, net

Interest income from affiliates increased for all periods presented due to increased net affiliate borrowings.

Income taxes

Our effective tax rates on pretax income were 32.3% and 31.1% for the three months ended March 31, 2006 and 2005, respectively, and 31.1%, 31.5% and 34.1% for the years ended December 31, 2005, 2004 and 2003, respectively. The increase in the effective tax rate in the first quarter of 2006 over the comparable period in 2005 is attributable to certain state tax adjustments that benefited the tax provision in 2005. The effective tax rate in 2005 compared to 2004 remained relatively constant but benefited slightly from the state tax adjustments previously noted. The decrease in the effective tax rate in 2004 compared to 2003 resulted from the legal restructuring of our international operations in 2003 only being in place during the latter half of 2003 versus the full year in 2004, resulting in higher foreign income taxed at lower rates for 2004 compared to 2003.

To address certain tax aspects of a 2003 legal restructuring of our company’s international operations, First Data initiated discussions with the Internal Revenue Service pursuant to the Internal Revenue Service’s

Advanced Pricing Agreement, or “APA,” Program. If an APA is negotiated successfully, during its term, our company generally will avoid further examination of the transfer pricing methods applicable to, and valuations of, the covered transactions. We continue to negotiate with the Internal Revenue Service in the APA process, and while we hope to reach a resolution through the process, there can be no assurances that the APA negotiations will be resolved in a manner acceptable to us. If not so resolved, the matter likely would proceed to other forums within the Internal Revenue Service. The amount of accounting and tax benefit resulting from the legal restructuring, as recorded in our financial statements, is included in the “Foreign rate differential” line of the effective tax rate reconciliation in Note 9—“Income Taxes” to our historical combined financial statements, beginning in 2003. Any differences from our company’s positions as recorded in its financial statements upon resolution of these issues will be reflected as a part of income tax expense in the period during which the issues are resolved. Such resolution could also affect our effective tax rate in future periods.

Segment Discussion

We manage our business around the consumers we serve and the types of services we offer. Each segment addresses a different combination of consumer groups, distribution networks, and services offered. Our segments are:

•	Consumer-to-consumer—provides money transfer services between consumers, primarily through a global network of third-party agents using our multi-currency, real-time money transfer processing systems.

•	Consumer-to-business—focuses on payments from consumers to billers through our networks of third-party agents and various electronic channels. In 2005, substantially all of our consumer-to-business segment revenue was generated from transactions in the United States.

The business segment measurements provided to, and evaluated by, our chief operating decision maker are computed in accordance with the following principles:

•	The accounting policies of the reporting segments are the same as those described in the summary of significant accounting policies.

•	Segment revenue includes intersegment revenue.

•	Corporate overhead is allocated to the segments based on a percentage of the segments’ revenue.

•	Costs incurred to effect the spin-off are not allocated to reporting segments.

The following table sets forth the different components of segment revenues as a percentage of the combined total for the three months ended March 31, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003.

	Three Months Ended March 31,		Years Ended December 31,
	2006	2005	2005	2004	2003
Consumer-to-consumer	82%	81%	82%	81%	78%
Consumer-to-business	15%	16%	15%	16%	19%
Other	3%	3%	3%	3%	3%

Total	100%	100%	100%	100%	100%

Consumer-to-Consumer Segment

The following table sets forth our consumer-to-consumer segment results of operations for the three months ended March 31, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003.

	Three Months Ended March 31,		% Change	Years Ended December 31,			% Change
	2006	2005	Q1 2006 vs. Q1 2005	2005	2004	2003	2005 vs. 2004	2004 vs. 2003
(in millions)	(unaudited)
Revenues:
Transaction fees	$711.0	$615.5	16%	$2,723.7	$2,373.6	$2,028.2	15%	17%
Foreign exchange revenue	146.0	116.8	25%	529.4	442.4	371.5	20%	19%
Other revenues	7.4	5.6	32%	25.6	22.5	23.4	14%	(4)%

Total revenues	$864.4	$737.9	17%	$3,278.7	$2,838.5	$2,423.1	16%	17%

Operating income	$254.7	$232.0	10%	$1,047.4	$863.3	$734.4	21%	18%
Operating margin	29%	31%		32%	30%	30%
Key indicators:
Consumer-to-consumer transactions (unaudited)	33.26	25.34	31%	118.52	96.66	81.04	23%	19%

Since 2003, international, domestic and Mexico revenue represented approximately 70%, 20% and 10% of our consumer-to-consumer revenue, respectively. The table below sets forth performance indicators for the consumer-to-consumer segment for the three months ended March 31, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003.

	Three Months Ended March 31,		Years Ended December 31,
	2006	2005	2005	2004	2003
Consumer-to-consumer transaction growth (a)
International (c)	35%	22%	27%	24%	25%
Domestic (d)	5%	3%	5%	8%	6%
Mexico (e)	56%	19%	28%	16%	22%
Consumer-to-consumer revenue growth (b)
International	17%	18%	17%	22%	24%
Domestic	5%	1%	4%	8%	3%
Mexico	53%	21%	33%	6%	16%

(a)	Transaction growth in the first quarter of 2006, excluding Vigo, was 28% for International, 4% for Domestic and 19% for Mexico. Transaction growth from 2004 to 2005, excluding Vigo, was 26% for International, 5% for Domestic, and 21% for Mexico.
(b)	Revenue growth in the first quarter of 2006, excluding Vigo, was 14% for International, 5% for Domestic and 23% for Mexico. Revenue growth from 2004 to 2005, excluding Vigo, was 17% for International, 4% for Domestic, and 27% for Mexico.
(c)	Represents transactions between and within foreign countries (excluding Canada and Mexico), transactions originated in the United States or Canada destined for foreign countries and foreign country transactions destined for the United States or Canada. Excludes all transactions between or within the United States and Canada and all transactions to and from Mexico as reflected in (d) and (e) below.
(d)	Represents all transactions between and within the United States and Canada.
(e)	Represents all transactions to and from Mexico.

Transaction fees and foreign exchange revenue

Consumer-to-consumer transaction fee and foreign exchange revenue growth in the three months ended March 31, 2006 over the same period 2005 was driven by growth in consumer-to-consumer money transfer transactions. The acquisition of Vigo was completed in the three months ended December 31, 2005 and contributed $31.0 million in transaction fees and foreign exchange revenue in the three months ended March 31, 2006.

International transaction growth in the three months ended March 31, 2006 resulted most significantly from growth in United States and European outbound money transfers. International intra-country transactions more than doubled compared to the same period in 2005, driven by the Philippines and Chile. International transaction growth included increased transactions in each major region of the world and strong growth in key inbound markets: China, India and the Philippines. China’s transaction growth was strong at 39% and India’s and the Philippines’ growth rates were each 96% for the same period.

Consumer-to-consumer revenue growth was negatively impacted by exchange rates. For the three months ended March 31, 2006, the exchange rates between the euro and the United States dollar resulted in a period-over-period reduction to revenue of $9.7 million compared to a $13.7 million benefit in the first quarter of 2005, assuming a constant exchange ratio (i.e., as if there were no change in exchange rates from the same period in the previous year) between the euro and the United States dollar. International revenue growth was also negatively impacted by exchange rates. On a constant euro exchange ratio basis, first quarter of 2006 international revenue grew 18% compared to 15% in the first quarter of 2005, with Vigo contributing 2% to the 2006 growth. The acquisition of Vigo, which generates lower revenue per transaction, contributed to the increase in the difference between international transaction growth and revenue growth in the first quarter of 2006 compared to the first quarter of 2005. Excluding the impact of Vigo, the negative year-over-year impact from the euro is the largest single factor impacting the change in the difference. The change in the difference between international transaction growth and revenue growth was also impacted by growth in lower revenue-per-transaction intra-country transactions outside the United States. Consumer-to-consumer pricing adjustments remained relatively consistent as a percentage of total revenue. The difference between international transaction growth and revenue growth, during the remainder of 2006 will depend on exchange rates, growth in international intra-country transactions, pricing and other factors.

Growth in Mexico transactions in the three months ended March 31, 2006 was driven by Western Union branded transaction growth, which was strong at 25%, and by the acquisition of Vigo. Domestic transaction growth in the three months ended March 31, 2006 was consistent with the rate observed for the full year 2005.

Contributing to the increase in total consumer-to-consumer revenue and transaction growth was the number of agent locations, the growth in transactions at existing agent locations and marketing campaigns promoting Western Union services. The primary driver of total consumer-to-consumer growth continues to be existing agent locations. Western Union’s United States and Canada same-store-sales transaction growth, which includes domestic transactions, transactions destined for Mexico and other countries, and westernunion.com, was 16% in the first quarter of 2006 compared to 13% for the same period in 2005.

The majority of transaction growth is derived from more mature agent locations as a new agent location contributes only marginally to revenue growth in the first few years of its operation. Increased productivity, measured by transactions per location, often is experienced as locations mature. We believe that new agent locations will help drive growth by increasing the number of locations available to send and receive money. We generally refer to locations with more than 50% of transactions being initiated versus paid out as “send locations” and to the balance of locations as “receive locations.” Send locations are the engine that drives consumer-to-consumer revenue. They contribute more transactions per location than receive locations. However, a wide network of receive locations is necessary to build each corridor and help ensure global distribution. The number of send and receive transactions at an agent location can vary significantly due to such factors as consumer demographics around the location, immigration patterns, the location’s class of trade, hours of operation, length of time the location has been offering Western Union services, regulatory limitations and competition. For example, as of March 31, 2006 approximately 85% of the combined locations in the United States, Canada and Western Europe experienced transaction activity in the last twelve months. In the developing region of Asia and other areas that are predominantly receive locations, approximately 65% of locations experienced transaction activity in the last twelve months. We periodically review locations to determine whether they remain enabled to complete money transfer transactions.

Consumer-to-consumer revenue growth in 2005 was driven by growth in consumer-to-consumer transactions and the acquisition of Vigo in October 2005. International transaction growth benefited from growth in the United States and European outbound businesses and strong growth in China, India and the Philippines, including the Philippines intra-country business. Consumer-to-consumer revenue growth also benefited from exchange rates. For the year ended December 31, 2005, the exchange rates between the euro and the United States dollar resulted in a year-over-year benefit to revenue of $21.0 million compared to $86.3 million and $103.4 million in 2004 and 2003, respectively, assuming a constant exchange ratio (i.e., as if there were no change in exchange rates from the same period in the previous year) between the euro and the United States dollar. International revenue growth also benefited from exchange rates. On a euro-adjusted basis, international revenue growth was 16%, 17% and 17% for the years ended December 31, 2005, 2004 and 2003, respectively. Growth in Mexico transactions for the year ended December 31, 2005 was driven by growth in Western Union branded transactions. The lower transaction and revenue growth rates in domestic money transfer for the year ended December 31, 2005 compared to 2004 are not attributable to any specific event. Domestic transaction growth increased from 3% in the first quarter of 2005 to 6% in the third and fourth quarters of 2005.

Consumer-to-consumer revenue growth for the year ended December 31, 2004 was driven by growth in the international business. Growth in international transactions resulted from continued strength in the United States outbound business and the performance of the international business outside the United States. The growth from the maturing of existing locations and new international locations also contributed to sustained growth. International revenue and transaction growth rates in 2004 were negatively impacted, although not significantly, by political events, economic conditions and compliance related activity when compared to 2003. Growth in Mexico transactions in 2004 was 16%. We were able to achieve this growth rate in this highly competitive market by implementing next day service offerings, executing marketing programs and offering payment services at over 7,000 Western Union branded and Orlandi Valuta branded locations in Mexico. Domestic transaction growth in 2004 was driven by increased marketing.

The difference between international transaction growth and revenue growth increased in 2005 compared to 2004 primarily as a result of the decline in the currency conversion benefit of the euro as noted above, which negatively impacted revenue growth compared to the prior year. Intra-country business is incremental to both transactions and revenue but benefits transaction growth more than revenue growth. Consumer-to-consumer pricing adjustments, as a percentage of our total revenue, have been consistent since 2004.

Western Union’s United States and Canada same-store-sales transaction growth which includes domestic transactions and westernunion.com, as well as transactions destined for Mexico and other countries, was 15% in 2005 compared to 2004 and 16% in 2004 compared to 2003.

Contributing to the increase in consumer-to-consumer revenue and transaction growth were the maturing of existing agent locations, the increased number of agent locations and targeted marketing campaigns promoting Western Union services.

Operating income

The consumer-to-consumer segment’s operating income increased for the three months ended March 31, 2006 versus the comparable period in 2005 as a result of the items noted in “Transaction Fees and Foreign

Exchange Revenue” above. Operating income growth of 10% was adversely impacted by increased corporate overhead allocations from First Data, Vigo and increased stock-based compensation expense primarily due to the adoption of SFAS 123R.

Consumer-to-consumer operating income increased for the year ended December 31, 2005 versus 2004 and for the year ended December 31, 2004 compared to 2003 due to the increase in revenue. Also benefiting 2005 operating income was significantly lower employee incentive compensation due to a certain First Data performance measure not being met, which positively impacted operating margins in 2005 compared to 2004. Marketing expenses increased in 2005 and 2004, but remained relatively consistent as a percentage of total revenue.

Consumer-to-Business Segment

The following table sets forth our consumer-to-business segment results of operations for the three months ended March 31, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003.

	Three Months Ended March 31,		% Change	Years Ended December 31,			% Change
	2006	2005	Q1 2006 vs. Q1 2005	2005	2004	2003	2005 vs. 2004	2004 vs. 2003
(in millions)	(unaudited)
Revenues:
Transaction fees	$151.3	$142.7	6%	$565.0	$545.4	$553.7	4%	(1)%
Other revenues	10.5	8.1	30%	35.2	30.9	32.4	14%	(5)%

Total revenues	$161.8	$150.8	7%	$600.2	$576.3	$586.1	4%	(2)%

Operating income	$58.7	$57.1	3%	$220.4	$219.5	$230.0	—	(5)%
Operating margin	36%	38%		37%	38%	39%
Key indicators:
Consumer-to-business transactions (unaudited)	61.17	51.58	19%	215.11	192.57	179.39	12%	7%

Transaction fees

Strong transaction growth in electronic payments drove transaction fee growth for the three months ended March 31, 2006 versus the same period in 2005, including strong transaction growth of our Speedpay and Equity Accelerator services. The growth rate also benefited from the Western Union Quick Collect® cash payments service experiencing a slower rate of decline in the first quarter of 2006 versus the first quarter of 2005 resulting from new business. In addition, our Convenience Pay® business benefited from the addition of a large new biller contract in the third quarter of 2005 which had a positive impact to transaction and revenue growth rates for the three months ended March 31, 2006 as compared to the same period in 2005.

Transaction fee growth for the year ended December 31, 2005 was driven by growth in our electronic payment services as well as the new Convenience Pay biller relationship and the factors related to Western Union Quick Collect discussed above. Transaction fee revenue decreased for the year ended December 31, 2004 compared to 2003 as a result of a decline in the cash payments business due to the shift in demand from cash-based walk-in payment services to electronic payment services.

Operating income

Operating income for the three months ended March 31, 2006 increased over the same period in 2005 primarily due to the continued growth in the volume of electronic-based transactions and the slower decline in the volume of higher-margin cash-based transactions discussed above, net of increased corporate overhead allocations from First Data.

The same factors impacted the operating income increase from 2004 to 2005. The consumer shift from cash-based walk-in payment services to electronic payment services contributed to the decline in operating income from 2003 to 2004. Recent trends in consumer-to-business operating margins are impacted by the shift from cash-based services to electronic payment services.

Other

The following table sets forth other results for the three months ended March 31, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003.

	Three Months Ended March 31,		% Change	Years Ended December 31,			% Change
	2006	2005	Q1 2006 vs. Q1 2005	2005	2004	2003	2005 vs. 2004	2004 vs. 2003
(dollars in millions)	(unaudited)
Revenues	$25.3	$28.2	(10)%	$113.7	$115.6	$113.1	(2)%	2%
Operating income	6.9	2.4	*	0.9	6.1	7.8	*	*

*	Calculation not meaningful

Revenues

Our money order and prepaid services businesses accounted for 70%, 64% and 65% of other revenue in 2005, 2004 and 2003, respectively, and 83% and 68% of other revenue for the three months ended March 31, 2006 and 2005, respectively. These two businesses are the only businesses classified in “Other” with expected recurring revenue. Revenue was driven by the money order business offset by declines in revenue realized by all of the businesses shut down or disposed of described in operating income below.

Operating Income

For the three months ended March 31, 2006 and 2005, operating income growth was driven by the money order business and the elimination of operating losses of the businesses shut down or disposed of described below.

The decrease in operating income during the year ended December 31, 2005 from the year ended December 31, 2004 was due primarily to a goodwill impairment charge recognized in 2005 of $8.7 million due to a change in strategic direction relating to our majority interest in Eposs. The decrease in operating income during the year ended December 31, 2004 from the year ended December 31, 2003 was due to declines in operating performance of Eposs and our auction payments and messaging businesses. Aggregate operating losses related to these businesses for the years ended December 31, 2005, 2004 and 2003 were $16.2 million, $8.2 million and $1.4 million, respectively.

Capital Resources and Liquidity

Historically, our source of liquidity was cash generated from our operating activities. Management believes that Western Union’s current level of cash and future cash flows from operating activities are sufficient to meet the needs of its existing business.

As an integral part of our business, we receive funds from money transfers and certain other payment processing services sold in advance of settlement with payment recipients. These funds (referred to as “Settlement assets” on our Combined Balance Sheets) are not used to support our operations. However, we do have the opportunity to earn income from investing these funds. We maintain a portion of these settlement assets in highly liquid investments (classified as “Cash and cash equivalents” within Settlement assets) to fund settlement obligations.

We currently expect that in connection with the spin-off we will transfer to First Data up to approximately $3.6 billion in cash or a combination of cash and our debt securities. We expect to finance the cash portion of the amount to be paid to First Data through borrowings by us. The borrowing arrangements may be in the form of credit facilities, publicly or privately issued debt or a combination thereof. The amount to be paid to First Data, the amount and term of the debt we will incur, the type of debt and entity that will incur the debt have not been finally determined, but will be determined prior to the spin-off. A number of factors could affect this final determination, and the amount of debt ultimately incurred could be substantially less than the amount assumed in this information statement. While we expect to incur significant amounts of debt in connection with the spin-off, our significant revenue and cash flow will provide us with opportunities to invest in our core business growth, new services and in new markets.

The following discussion highlights our cash flow activities during the three months ended March 31, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003.

Cash and Cash Equivalents

Highly liquid investments (other than those included in Settlement assets) with original maturities of three months or less (that are readily convertible to cash) are considered to be cash equivalents and are stated at cost, which approximates market value. At March 31, 2006, December 31, 2005 and 2004, we held $494.5 million, $510.2 million and $469.7 million in cash and cash equivalents, respectively.

At March 31, 2006, December 31, 2005 and 2004, $235.0 million, $187.7 million and $167.8 million, respectively, of our cash and cash equivalents were held outside the United States. We currently plan to invest these funds overseas; however repatriating these funds to the United States could result in additional taxes.

Cash Flows from Operating Activities

	Three Months Ended March 31,		Years Ended December 31,
	2006	2005	2005	2004	2003
Source (use) (in millions)	(unaudited)
Net income	$229.6	$205.9	$898.2	$752.1	$638.7
Depreciation and amortization	24.6	19.8	79.5	79.2	78.4
Deferred income tax provision	8.3	7.4	14.0	46.6	65.4
Other non-cash items, net	8.2	4.5	25.8	13.9	18.7
Increase (decrease) in cash, excluding the effects of acquisitions and dispositions, resulting from changes in:
Other assets	(27.3)	4.2	4.0	(6.3)	(27.5)
Accounts payable and accrued liabilities	(28.6)	(4.2)	(17.9)	(6.3)	(11.8)
Other liabilities	(1.7)	(5.5)	(1.3)	27.8	0.1

Net cash provided by operating activities	$213.1	$232.1	$1,002.3	$907.0	$762.0

Cash provided by operating activities decreased during the three months ended March 31, 2006 compared to the three months ended March 31, 2005 despite an increase in net income due to an increase in interest receivable from affiliated companies, higher foreign taxes paid and other working capital changes in the first quarter of 2006.

Cash provided by operations has historically been driven by net income, and increased in 2005 compared to 2004, and 2004 compared to 2003, primarily due to consumer-to-consumer transaction growth as previously discussed. Changes in components of working capital are subject to fluctuations based on the timing of cash transactions related to settlements of certain liabilities.

Other non-cash items include impairments, bad debt reserves, gains and losses on disposals of fixed assets and other non-cash items.

Cash Flows from Investing Activities

	Three Months Ended March 31,		Years Ended December 31,
	2006	2005	2005	2004	2003
Source (use) (in millions)	(unaudited)
Capitalization of contract costs	$(69.0)	$(1.9)	$(22.5)	$(7.3)	$(57.7)
Capitalization of software development costs	(0.8)	(1.5)	(7.7)	(15.7)	(18.5)
Purchases of property and equipment	(20.2)	(6.1)	(34.8)	(26.5)	(23.6)
Notes receivable issued to agents	(140.0)	(4.4)	(8.4)	—	—
Acquisition of businesses, net of cash acquired, and contingent purchase consideration paid	—	—	(349.1)	(28.7)	(43.7)
Purchase of equity method investments	—	(5.4)	(5.4)	(42.0)	—

Net cash used in investing activities	$(230.0)	$(19.3)	$(427.9)	$(120.2)	$(143.5)

Capital expenditures

Total aggregate payments capitalized for purchases of property and equipment, software development and contract costs were $65.0 million, $49.5 million and $99.8 million in 2005, 2004 and 2003, respectively. Amounts capitalized for contract costs relate to initial payments for new and renewed agent contracts and vary depending on the timing of when contracts are executed or renewed. The decrease in software development costs during 2005 compared to 2004 relates primarily to the timing of internally developed software projects. We estimate that capital expenditures in 2006 will be approximately $175 million, excluding capital expenditures relating to the spin-off.

Notes receivable issued to agents

From time to time, we make short term advances and longer term loans to agents. In January 2006, we signed a six year agreement with one of our existing agents which included a four year loan of $140.0 million to the agent. The terms of the loan agreement require that certain percentages of commissions earned by the agent be withheld by us as repayment of the loan. The loan receivable was recorded in “other assets” in the combined balance sheets as of March 31, 2006. We impute interest on this note receivable and have recorded this note net of a discount of $52.0 million.

Acquisition of businesses, net of cash acquired, and contingent purchase consideration paid

During 2005, First Data acquired 100% of Vigo for $349.1 million, net of cash acquired. In 2004 and 2003, the majority of contingent consideration payments were made by First Data in connection with the acquisitions of Paymap Inc., or “Paymap,” and E Commerce Group, Inc., or “ECG,” made in the second quarter of 2002. First Data will contribute Vigo, Paymap and ECG to us as part of the spin-off.

Purchase of equity method investments

In 2004, we purchased 30% interests in two of our international money transfer agents. The aggregate purchase price paid was $42.0 million, net of $5.4 million of holdback reserves to cover claims arising from the acquisitions. The holdback reserves were paid in the first quarter of 2005.

Cash Flows from Financing Activities

	Three Months Ended March 31,		Years Ended December 31,
	2006	2005	2005	2004	2003
Source (use) (in millions)	(unaudited)
Advances from/(to) affiliated companies	$107.5	$(205.9)	$(153.2)	$250.0	$(359.0)
Capital contributed by parent in connection with acquisitions	—	—	369.2	28.7	44.1
Proceeds from notes payable issued to affiliated companies	—	—	400.1	255.0	9.9
Repayments of notes payable to affiliated companies	(98.8)	—	(246.5)	(255.0)	—
Additions to notes receivable from affiliated companies	(7.5)	—	(504.7)	(255.0)	—
Proceeds from repayments of notes receivable from affiliated companies	—	—	18.4	—	—
Dividends to parent company	—	—	(417.2)	(675.5)	(324.2)

Net cash provided by (used in) financing activities	$1.2	$(205.9)	$(533.9)	$(651.8)	$(629.2)

Advances from/(to) affiliated companies

As part of First Data, excess cash generated from our domestic operations, not required to meet certain regulatory requirements, is paid periodically to First Data and is reflected as a receivable from affiliated companies. In addition, First Data and its subsidiaries provide a number of services on behalf of our businesses, including shared services, which are reimbursed periodically. The net payable to and receivable from affiliated companies is a function of the timing of cash sweeps to First Data net of any services First Data and its affiliates have provided.

Capital contributed by parent in connection with acquisitions

In 2005, Western Union received a contribution of capital in connection with the acquisition of Vigo. In 2004 and 2003, First Data contributed capital in connection with contingent consideration payments made by First Data in connection with the acquisitions of Paymap and ECG, both of which will be contributed to Western Union as part of the spin-off.

Notes payable to and receivable from affiliated companies

In 2005 and 2004, we made advances to affiliates of First Data in the form of notes of $504.7 million and $255.0 million, respectively, to finance certain international acquisitions made by those First Data affiliates. These notes were funded primarily through cash generated from our international operations and notes payable issued to affiliates of First Data with balances of $153.6 million at December 31, 2005. The notes payable were partially repaid in the first quarter of 2006. As part of the spin-off, any remaining notes payable and notes receivable to or from affiliates of First Data are expected to be settled in cash.

Dividends to parent company

In 2005, 2004 and 2003, we paid dividends to First Data from profit generated from operations. The amount of dividends distributed in each year was impacted by the cash balances available as a result of loans made to affiliates.

Significant Non-cash Transactions

During the three months ended March 31, 2006 and the years ended December 31, 2005 and 2004, approximately 166,000, 50,000 and 50,000 shares, respectively, of restricted common stock of First Data were issued to certain Western Union employees in conjunction with First Data’s incentive compensation plans. There were no restricted shares of First Data common stock issued to Western Union employees during 2003.

Off-Balance Sheet Arrangements

Other than facility and equipment leasing arrangements, we have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Letters of Credit

We had $32.8 million in outstanding letters of credit at December 31, 2005 with expiration dates through 2010, certain of which contain a one-year renewal option. The letters of credit are held in connection with lease arrangements and agent settlement agreements. We expect to renew the letters of credit prior to their expiration.

Contractual Obligations

The following table summarizes our contractual obligations to third parties as of December 31, 2005 and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in millions).

	Payments Due by Period
	Total	Less than 1 Year	1–3 Years	4-5 Years	After 5 Years
Notes payable to affiliates (a):	$163.5	$163.5	$—	$—	$—
Operating leases	99.3	25.1	43.4	7.0	23.8
Purchase obligations (b)	23.8	14.9	6.2	2.7	—

	$286.6	$203.5	$49.6	$9.7	$23.8

(a)	Expected to be paid in full at the time of the spin-off.
(b)	Many of our contracts contain clauses that allow us to terminate the contract with notice, and with or without a termination penalty. Termination penalties are generally an amount less than the original obligation. Certain contracts also have an automatic renewal clause if we do not provide written notification of our intent to terminate the contract. Obligations under certain contracts are usage-based and are, therefore, estimated in the above amounts. Historically, we have not had any significant defaults of our contractual obligations or incurred significant penalties for termination of our contractual obligations.

Critical Accounting Policies

Management’s discussion and analysis of results of operations and financial condition is based on our combined financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires that management make estimates and assumptions that affect the amounts reported for revenues, expenses, assets, liabilities and other related disclosures. Actual results may or may not differ from these estimates. We believe that the understanding of certain key accounting policies and estimates are essential in achieving more insight into our operating results and financial condition. These key accounting policies include stock-based compensation, income taxes, derivative financial instruments and capitalized costs.

Stock-Based Compensation

We adopted SFAS 123R effective January 1, 2006. SFAS 123R requires all stock-based payments to employees to be recognized in the income statement based on their respective grant date fair values over the corresponding service periods and also requires an estimation of forfeitures when calculating compensation expense. We selected the modified-prospective method of adoption and straight-line amortization of compensation cost over the requisite service period. We currently utilize the Black-Scholes option pricing model to measure the fair value of stock options granted to employees and directors. While SFAS No. 123R permits entities to continue to use such a model, the standard also permits the use of a more complex binomial, or “lattice” model. Based upon the type and number of stock options expected to be issued in the future, we have determined that we will continue to use the Black-Scholes model for option valuation. Option-pricing models require us to estimate a number of key valuation inputs including expected volatility, expected dividend yield, expected term and risk-free interest rate. The most subjective estimates are the expected volatility of the underlying stock and the expected term. Accordingly, the fair value of stock options are affected by the assumptions we select. Stock-based compensation expense, including the impact of adopting SFAS 123R, was $3.1 million for the three months ended March 31, 2006.

Refer to Note 15—“Stock Compensation Plans” of our historical combined financial statements for a discussion of First Data’s stock-based compensation plans and the adoption of SFAS 123R.

Income taxes

Income taxes, as reported in our combined financial statements, represent the net amount of income taxes we expect to pay or receive from various taxing jurisdictions in connection with our operations. We provide for income taxes based on amounts that we believe we will ultimately owe. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items and the realization of certain offsets and credits. In the event that the ultimate tax treatment of items or the realizations of offsets or credits differ from our estimates, we may be required to significantly change the provision for income taxes recorded in our financial statements.

To address certain aspects of a 2003 legal restructuring of our international operations, First Data initiated discussions with the Internal Revenue Service pursuant to the Internal Revenue Service’s APA Program. If an APA is successfully negotiated, we generally will avoid further examination, during the term of the APA, of the transfer pricing methods applicable to, and valuations of, the covered transactions. We continue to negotiate with the Internal Revenue Service in the APA process, and while we hope to reach a resolution through the process, there can be no assurances that the APA negotiations will be resolved in a manner acceptable to us. If not so resolved, the matter would then likely proceed to other forums within the Internal Revenue Service. The amount of accounting and tax benefit resulting from the legal restructuring, as recorded in our combined financial statements, is included in the “Foreign rate differential” line in the effective tax rate reconciliation in Note 9—“Income Taxes” to our historical combined financial statements. Any differences from our positions as recorded in our financial statements upon resolution of these issues will be reflected as a part of income tax expense in the period during which the issues are resolved. Such resolution could also affect our effective tax rate in future periods.

Derivative Financial Instruments

We presently use derivative instruments to mitigate cash flow risks with respect to changes in foreign exchange rates on forecasted transactions related to revenues. As required, these instruments are reflected in our combined balance sheets at fair value. These derivatives qualify for hedge accounting (other than certain short-term foreign currency forward contracts) since the critical terms of the forward contracts and the hedged transactions are the same. We do not participate in speculative derivative trading. While our company expects that its derivative instruments will continue to meet the requirements for hedge accounting, if hedges were to no longer qualify as highly effective, or if we cease to believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in earnings. Our company does not believe it is exposed to more than a nominal amount of credit risk in its hedging activities, as the counterparties are established, well-capitalized financial institutions. The estimated fair value of our derivative financial instruments is based on market and dealer quotations. Accordingly, these estimated values may not be representative of actual values that could have been realized as of December 31, 2005 or 2004 or that will be realized in the future.

Capitalized Costs

We capitalize initial payments for new contracts and contract renewals associated with agent contracts and software costs. Capitalization of these costs is subject to strict accounting policy criteria and requires management judgment as to the appropriate time to initiate capitalization.

Our accounting policy is to limit the amount of capitalized costs for a given contract to the lesser of the estimated ongoing future cash flows from the contract or the termination fees we would receive in the event of early termination of the contract.

We develop software used in providing services. Software development costs are capitalized once technological feasibility of the software has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when we have completed all planning, designing, coding and testing activities that are necessary to determine that a product can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the product is available for general use. Currently unforeseen circumstances in software development could require us to implement alternative plans with respect to a particular effort, which could result in the impairment of previously capitalized software development costs.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks arising from changes in market rates and prices, including movements in foreign currency, exchange rates and interest rates.

Foreign Currency Risk

We are exposed to changes in currency rates as a result of our investments in foreign operations and from revenues generated in currencies other than the United States dollar. A risk management program is in place to manage these risks, the majority of which are related to our foreign currency denominated revenue.

We provide money transfer services in more than 200 countries and territories. Foreign exchange risk is managed through the structure of the business and an active risk management process. We settle with the vast majority of our agents in United States dollars or euros. However, in certain circumstances, we settle in the agents’ local currencies. We typically require the agent to obtain local currency to pay recipients. Thus, we generally are not reliant on international currency markets to obtain and pay illiquid currencies. The foreign currency exposure that does exist is limited by the fact that the majority of transactions are paid within 24 hours after they are initiated. In certain consumer money transfer transactions involving different send and receive currencies, we generate revenue based on the difference between the exchange rate set by us to the consumer and the rate at which we are able to acquire currency helping to further provide protection against currency fluctuations. Our policy is not to speculate in foreign currencies and we promptly buy and sell foreign currencies as necessary to cover our net payables and receivables which are denominated in foreign currencies.

We use foreign currency forward exchange contracts, which qualify as cash flow hedges, to mitigate the cash flow risks associated with foreign currency denominated transactions primarily related to the euro, British pound, Canadian dollar and Swiss franc. These are intended to offset the effect of exchange rate fluctuations on forecasted revenues expected to occur over the next year. Gains and losses on the derivatives are intended to offset losses and gains on the hedged transactions in an effort to reduce the earnings volatility resulting from fluctuating foreign currency exchange rates.

Since the critical terms of the forward contracts and the hedged transactions are the same, the hedges are highly effective. Changes in the fair value of the forward contracts designated as hedging instruments associated with foreign currency risk are reported in other comprehensive income (loss). These amounts subsequently are reclassified into revenue in the same period in which the foreign currency transactions occur. As of December 31, 2005, the maximum length of time over which we are hedging our exposure to the variability in future cash flows associated with foreign currency risk related to revenues is one year.

A hypothetical uniform 10% strengthening or weakening in the value of the United States dollar relative to all the currencies in which our revenues and profits are denominated would result in a decrease/increase to pretax income of approximately $16.6 million. There are inherent limitations in the sensitivity analysis presented, primarily due to the assumption that foreign exchange rate movements are linear and instantaneous. As a result, the analysis is unable to reflect the potential effects of more complex market changes that could arise, which may positively or negatively affect income.

Interest Rate Risk

Our company is exposed to market risk from changes in interest rates. Our investment securities are primarily fixed rate interest-bearing securities. These investments arise primarily from cash received and invested relating to money transfers and other payment services awaiting redemption. We have classified these investments as available-for-sale. Accordingly, they are carried on our Combined Balance Sheets at fair market value. The interest rate risk is not considered significant to our financial position or results of operations. Our exposure to market risk for changes in interest rates will change based on the terms of the financing and the expected repayment of notes receivable and payable to affiliates in connection with the spin-off.

OUR BUSINESS

Overview

Western Union, a leader in global money transfer, provides people with fast, reliable and convenient ways to send money around the world, pay bills and purchase money orders. The Western Union® brand is globally recognized. Our services are available through a network of over 270,000 agent locations that offer Western Union services in more than 200 countries and territories. Our consumer-to-consumer money transfer service enables people to send money around the world in minutes. Our consumer-to-business service provides consumers with flexible and convenient options for making one-time or recurring payments.

In 2005, we generated $4.0 billion in total combined revenues and $898.2 million in combined net income. Demand for our services has steadily increased over the past several years. Our consumer-to-consumer transactions grew at a compound annual growth rate of 21% from 2001 to 2005. We handled 119 million consumer-to-consumer money transfers in 2005, an increase of 23% over 2004. Our 215 million consumer-to-business transactions in 2005 represented a 12% increase over 2004.

We believe that brand strength, the size and reach of our global network, convenience and reliability for our consumers have been key to the growth of our business. As we continue to meet the needs of our consumers for fast, reliable and convenient money transfer services, we are also working to enhance our existing services and provide our consumers with broad access to an expanding portfolio of payment and other financial services.

History and Development

The Western Union Company has roots back to 1851. It first traded on the New York Stock Exchange in 1865. In 1884, Western Union was one of the original 11 companies included on the first Dow Jones average listing. We have a long history of providing innovative services, including sending the first transatlantic telegraph, creating the universal stock ticker and launching the first United States commercial communications satellite service. We introduced our consumer-to-consumer money transfer service in 1871. We began offering consumer-to-business payment services in 1989 when we introduced Western Union Quick Collect, providing consumers in the United States with convenient walk-in access to our agent network to pay bills in cash.

Since First Data acquired us in 1995, we have become a leader in the development of a formal global remittance market. Today, we offer money transfer services under the Western Union, Orlandi Valuta and Vigo brands in over 200 countries and territories.

The Western Union Business

The Western Union business model is straight-forward. Our revenue is principally generated by money transfer and payment transactions. We derive our revenue primarily from two sources. Most of our revenue comes from fees that consumers pay when they send money. In certain consumer money transfer transactions involving different send and receive currencies, we generate revenue based on the difference between the exchange rate set by us to the consumer and the rate at which we are able to acquire currency.

In our consumer-to-consumer segment we provide our third-party agents with our multi-currency, real-time money transfer processing systems used to originate and pay money transfers. Our agents provide the physical infrastructure and staff required to complete the transfers. We generally pay our agents a commission based on a percentage of revenue. The commission is shared between the agent that initiated the transaction, the “send agent,” and the agent that paid out the transaction, the “receive agent.” For most agents, the costs of providing the physical infrastructure and staff are typically covered by the agent’s primary business (e.g., postal services, banking, check cashing, travel and retail businesses), making the economics of being a Western Union agent attractive to our agents. Western Union’s global reach and loyal consumer base allow us to attract agents we believe to be high quality. We take little credit risk associated with consumer delinquency, because the vast majority of our transactions are initiated in cash.

In our consumer-to-business segment we offer consumers the option to make consumer-to-business payments electronically over the telephone or the Internet or cash payments in person at an agent location. We process electronic payments using the consumer’s credit card, debit card or bank account. We process cash payments much like we process consumer-to-consumer transactions.

Geographic Presence

Approximately 80% of our agent locations are outside the United States. Our services are available in almost every country or territory. We have offices in more than 40 countries. In the United States, Costa Rica, Russia and Australia, our offices include customer service centers, where our employees answer operational questions from agents. Other offices, including regional management offices in Denver, Dublin, Miami, Vienna and Hong Kong, provide sales, marketing, data processing and other services. Our employees and members of senior management reflect the global nature of our business; natives of dozens of countries, they speak many languages.

Western Union agents include large networks such as post offices, banks and retailers. We have agreements with postal organizations in France, Germany, Spain, Russia, Argentina, Australia, China, India, New Zealand and elsewhere. Our services are offered through banks such as Société Générale, BNP Paribas, Credit Lyonnais, Millennium BCP and the State Bank of India. National and international retailers in the network include Kroger and Publix in the United States and Travelex and DHL International. Many of our agents have multiple locations. Our agents know the markets they serve. They work with our management to develop strategic plans for their markets, and many of our larger agents contribute financial resources to marketing the business.

Our Strengths

We believe our strengths position us to continue as the provider of choice for millions of consumers when they send money. Our strengths include our:

Strong relationships with high quality agents and businesses. We interact with millions of consumers around the world primarily through our global agent network. Our agents facilitate the global distribution and convenience that help define our Western Union brand, which in turn helps create demand for our services and helps us to recruit and retain agents. Our agents tend to be established organizations that provide an array of other consumer products and services, including postal services, groceries, banking, check cashing, travel and other daily necessities. Many are open during nontraditional banking hours, such as nights and weekends, making it easier for consumers to use our services. Although our agent contracts are generally for 5 year terms, our top 40 agents globally have been with us an average of more than 12 years; in 2005, these agents generated approximately 50% of our consumer-to-consumer combined revenue. We occasionally acquire equity interests in certain of our agents to align their long-term interests with ours. Currently we hold minority interests in agents that have a presence in Ireland, the United Kingdom, Spain, Greece and Italy.

We have strong relationships with a number of businesses and other organizations that receive consumer payments, including utilities, auto finance companies, mortgage servicers, financial service providers and government agencies (all sometimes referred to as “billers”). These relationships are a core component of our consumer-to-business payment services. On average, we have provided bill payment services for our top 20 billers for more than 10 years.

Global distribution network. The Western Union, Orlandi Valuta and Vigo agent networks are the foundation of our international presence. Our agent locations include 5,000 offering Orlandi Valuta branded service and nearly 19,000 offering Vigo branded service, with the remainder offering Western Union branded service. A small number offer service under two or three brands. Our global footprint is based on more than a decade of building relationships with agents worldwide.

Success in the consumer-to-consumer money transfer business depends in large part on providing quality service at convenient send and receive locations. Our global network, extending to over 200 countries and territories, provides that convenience. We have emphasized the development of our receive network around the world over the last five years to align the supply of agent locations in the markets that primarily send transactions with those that pay them. Today, we believe we are well-positioned in key receive markets, such as China and India, to meet consumer demand as it evolves with shifts in migration patterns.

To complement the convenience offered by our network’s global physical locations, in certain countries we have made our services available through other channels, such as our Internet service, westernunion.com, which allows consumers to send funds through our website, our telephone money transfer service and our direct-to-bank money transfer service, which allows consumers to send money directly to a bank account.

Established brands. Our Western Union® brand is built on a foundation of more than a century of history and consumer-focused service. Our consumers have told us that they believe the Western Union brand represents speed, reliability, trust, value and convenience. In the United States, where the brand has existed the longest, there is a very high level of brand awareness among money transfer users. The international expansion of our agent network over the past decade has made the Western Union brand visible today virtually everywhere consumers send and receive money. We are building the level of awareness in Europe and Asia. As people move and travel around the world, they are able to find a well recognized service to send funds to others.

We also offer money transfer services under the Orlandi Valuta® and VigoSM brands. Over the past three years, Western Union branded transactions have grown the fastest of the three brands. Through our Western Union Quick Collect brand, as well as our Speedpay brand, we offer cash-based and electronic consumer-to-business payment services.

Our operating results over the past several years have allowed us to invest significantly each year to support our brands. In 2005, we invested more than $270 million to market, advertise and promote our services and our agents made significant additional investments.

Consumer relationships. One of our strengths has been our focus on our consumers and offering them fast, reliable money transfer services. Our global loyalty card program, offered for both consumer-to-consumer and consumer-to-business services, is available in a growing number of countries. We launched our Gold Card, the principal feature of the program, in the United States in 2002. As of March 31, 2006, the loyalty program was available in 58 countries and had 5.8 million active cards, primarily in the United States. The Gold Card offers consumers faster service at the point-of-sale, rewards such as free telephone time and service enhancements including, on a pilot basis in select markets, remittance protection insurance. On average, a Gold Card consumer initiates more transactions and has a higher rate of retention than a non-carded consumer. In the United States more than 30% of consumer-to-consumer transactions are completed using a Gold Card. We are also seeing increases in usage in Europe and Asia where we began offering the Gold Card in 2004. The global loyalty program is one component of our CRM program designed to support and enhance long-term relationships with our consumers. Consumer databases supplement these efforts by providing insight on consumer preferences so that we can selectively target consumer communications and marketing.

Operational excellence. An important part of operational excellence is steadfastly reliable technology. Our systems enable us to provide worldwide, multi-currency and real-time money transfer processing with a high degree of reliability. We provide dynamic computer host-to-host interfaces to our agents and billers that enable them to offer money transfer and payment services within their own computer environment. We also provide settlement and reconciliation software to our agents and billers with reporting and analysis tools to help them monitor many aspects of their money transfer business, including transactions, profitability and cash flow. Behind the scenes, our settlement systems facilitate the periodic settlement of accounts between our company and our agents and billers. Our systems and processes enable our agents to pay money transfers in over 120 currencies. Many of our agents can also pay in multiple currencies at a single location, a function that is being utilized in a number of locations in the agent network.

Flexibility is another important component of operational excellence. We continue to work to implement consumer focused enhancements to our services. These efforts have resulted in offerings like telephone and Internet services, and money transfers paid directly to a bank account or to a stored-value card.

Attractive financial profile. Our significant revenue and net cash flow has historically provided us with opportunities to invest in our core business growth, in new services and in new markets. In 2005, we generated $4.0 billion in combined revenues and over $1.0 billion in combined net cash provided by operating activities. Our combined revenue has grown at a compound annual growth rate of 15% since 2001.

Experienced management team. Our management team is substantially the same team that managed the Western Union business for First Data before the spin-off. Business leaders at the senior management level and below were involved in Western Union’s global expansion and creating and implementing our long-term strategy. Collectively, members of our executive team have an average of 8 years with us or First Data.

Our Strategy

We believe that our strengths position us well to continue to pursue global markets and remain focused on our consumers and their needs. To do so, we developed a number of strategies, including:

Expand and diversify global distribution. We are focused on selectively expanding our agent network and relationships with billers. Examples of this strategy and our recent success in implementing it include:

•	Using existing agent locations to launch new services, such as outbound service from Mexico in 2004, which generated over $10 million of revenue in 2005.

•	Adding or enhancing services allowing consumers in many countries to send and receive money transfers within the same country. Excluding the United States and Canada, these intra-country transactions generated over $50 million in revenue in 2005.

•	Launching our Internet service, westernunion.com, outside the United States and Canada, beginning with the United Kingdom in 2004. Our Internet service generated nearly $70 million in revenue in 2005, up 47% from 2004, and is profitable.

•	Expanding our network in key receive markets, such as China and India. Combined, China and India represented about 3% of our total combined revenue in 2005.

We intend to continue to identify and create opportunities to generate new revenue from our existing distribution channels, including through acquisitions and by equity investments in our agents.

Our strategy is to align the number of send and receive agent locations in our markets to correspond to the send and receive demands of our consumers in each market. We have focused on building receive networks in countries with large inbound remittance markets, particularly in Latin America, Africa and eastern Europe, as well as key countries like China, India and elsewhere in Asia. This increased presence in receive markets provides emigrants from these countries confidence that money they send home will be delivered to a convenient location they know. In the United States, western Europe and other predominantly send markets, we add agent locations in locales that tend to attract immigrants. While we continue to develop our global network, we expect the majority of our growth in the future to come from existing locations.

Today, we offer cash-based bill payment services primarily in the United States, and we offer consumer-to-business payment services to and from other countries served by our agent network. We intend to pursue continued global expansion of cash and electronic consumer-to-business payments services, through our existing agent network and other channels.

Build our brands and enhance our consumers’ experience. We remain focused on our brands and make sizable investments to build our brands and enhance our consumers’ experience. In each of the last three years, we have spent approximately 7% of our combined revenue on marketing, including advertising, events, loyalty programs, and employees dedicated to marketing activities. Building our brands and enhancing the consumer experience are strategies that are grounded in our global CRM programs, which emphasize building a lifetime relationship with our consumers and their families. The Western Union Gold Card is a key part of this strategy. The Gold Card program helps build satisfaction and loyalty by offering consumer recognition, added convenience at the point-of-sale and rewards for multiple transactions. As we continue to introduce the Gold Card in additional countries, we expect to combine the benefits of increased usage with enhanced consumer relationships. In addition, in each of the last three years we have invested in consumer-to-consumer pricing adjustments. The impact of each pricing adjustment and any offsetting increase in volume is shared with our agents through commissions. Adjustments are implemented in selected corridors or zip codes and are designed to meet consumer needs, maximize market opportunities and strengthen our overall competitive position.

Develop consumer convenience and choice. We focus our product development strategy on providing money transfer services that meet consumers’ needs for convenience, choice and control. Our Internet service (westernunion.com), Telephone Money Transfer (a service that allows consumers to speak with Western Union operators in a number of languages by phone to send funds), Money Transfer by Phone (a service that allows consumers to speak with Western Union operators in a number of languages by phone from agent locations to send funds), Direct to Bank (a service that allows consumers to send funds directly to a bank account), Account to Cash (a service that allows consumers to debit their bank accounts and send the money through Western Union for payment at any agent location), Home Delivery of remittances (a service that allows funds to be delivered to the recipient rather than picked up at an agent location) and Western Union@ATM (a service that allows consumers to transfer funds to or from an ATM) are all examples of service enhancements that address our consumers’ needs. We intend to continue to develop these types of enhancements, building on insights from our agents and the knowledge we gain from CRM activities.

In the United States, we offer consumers the ability to send payments to billers through a variety of channels, including walk-in locations, telephone service, IVR and Internet-based service. In order to pay their bills through these channels, consumers can use various means of payments—checks, credit cards, debit cards or cash. We intend to increase our consumer payments business in the United States by pursuing existing and emerging electronic payments services and technologies. Equally as important, we plan to expand this business outside the United States, in ways that will vary from market to market.

Explore new service offerings. Western Union is exploring new ways to bring additional services to our consumers around the world. For example, Western Union International Bank, based in Vienna, Austria, has the ability to establish branches and offer money transfer and other financial services directly to consumers in each of the 25 member states of the European Union. We continue to investigate new services—either offered by our company directly or through third parties—that are meaningful to our large consumer base.

Our Segments

We manage our business around the consumers we serve and the type of services we offer. Each segment addresses a different combination of consumer needs, distribution networks and services.

•	Consumer-to-consumer—provides money transfer services between consumers, primarily through a global network of third-party agents using our multi-currency, real-time money transfer processing systems.

•	Consumer-to-business—focuses on payments from consumers to billers through our networks of third-party agents and various electronic channels. In 2005, substantially all of the revenue from this segment was generated from transactions in the United States.

Our other businesses not included in these segments include Western Union branded money orders, available through a network of third-party agents, and prepaid services. Prepaid services include a Western Union branded phone card and top-up services for third parties that allow consumers to pay in advance for mobile phone and other services.

Consumer-to-Consumer Segment

Individual money transfers from one consumer to another are the core of our business, representing 82% of our total combined revenues for 2005. We offer consumers a choice of ways to send money. Although most remittances are sent in cash at one of our hundreds of thousands of agent locations worldwide, in some countries we also offer the ability to send money over the Internet or the telephone, using a credit or debit card or, in some cases, through bank debits (automated clearing house, or “ACH,” withdrawals). Some agent locations also accept credit or debit cards to initiate a transaction. We also offer consumers several options to receive a money transfer. While the vast majority of transfers are paid in cash at agent locations, in some places we offer payments directly to the receiver’s bank account or a stored-value card.

Operations

Our revenue is derived primarily from transaction fees charged to consumers to transfer money. In certain consumer money transfer transactions involving different send and receive currencies, we generate revenue based on the difference between the exchange rate set by us to the consumer and the rate at which we are able to acquire currency.

In a typical money transfer transaction, a consumer goes to one of our agent locations, completes a form specifying, among other things, the name and address of the recipient, and delivers it, along with the principal amount of the money transfer and the fee, to the agent. This sending agent enters the transaction information into our data processing system and the funds are made available for payment, usually within minutes. The recipient enters any agent location in the designated receiving area or country, presents identification and is paid the transferred amount. Recipients do not pay a fee (although in limited circumstances, a tax may be imposed on the payment of the remittance). We determine the fee paid by the sender, which generally is based on the principal amount of the transaction and the locations from and to which the funds are to be transferred. Consumer-to-consumer segment revenues tend to be highest in the fourth quarter due to the holiday season in the United States and other countries and lowest in the first quarter. Operating income is affected by the same seasonal trends.

We maintain three separate multi-currency, real-time money transfer processing systems through which a consumer can transfer money from a location within that system. Money transfer services are available under the Western Union®, Orlandi Valuta® and VigoSM brands, at least one of which is available in each location in the agent network.

Approximately 80% of our consumer-to-consumer transactions involve at least one non-United States location. No individual country outside the United States accounted for more than 10% of the segment’s revenue for the three months ended March 31, 2006 or the years ended December 31, 2005, 2004 and 2003. Mexico, shown separately in the table below, accounted for the largest source of single country revenue in the segment. Certain of our agents facilitate a large number of transactions; however, no individual agent accounted for greater than 10% of the segment’s revenue during these periods. The table below presents the geographic components of segment revenue as a percentage of the combined total.

		Year Ended December 31,
	Three months Ended March 31, 2006	2005	2004	2003
International (a)	72%	72%	71%	69%
Domestic (b)	18%	19%	21%	23%
Mexico (c)	10%	9%	8%	8%

(a)	Represents transactions between and within foreign countries (excluding Canada and Mexico), transactions originated in the United States or Canada destined for foreign countries and foreign country transactions destined for the United States or Canada. Excludes all transactions between or within the United States and Canada and all transactions to and from Mexico as reflected in (b) and (c) below.
(b)	Represents all transactions between and within the United States and Canada.
(c)	Represents all transactions to and from Mexico.

Services

We offer money transfer services worldwide. The different ways consumers can send or receive money include the following:

Walk-in money transfer service. Walk-in money transfer service is available at each of our sending agent locations around the world. The majority of Western Union, Orlandi Valuta and Vigo remittances are “will call” transactions, in which cash is collected by the agent and payment (usually cash) is available for pick-up at another agent location in the designated receive country, usually within minutes.

Western Union continues to develop new services that enhance consumer convenience and choice and that are customized to meet the needs of consumers in the regions where these services are offered. In the United States, consumers can use a debit card to send transactions from many agent locations. In some United States outbound corridors and in select international corridors, Western Union provides Direct to Bank service, enabling a consumer to send a transaction from an agent location directly to a bank account in another country. In certain countries, Western Union offers payout options through a debit or stored-value card, or through a money order. In a number of countries in Latin America and the Caribbean, Western Union agents offer a bank deposit service, in which the paying agent provides the receiver the option to direct funds to a bank account or to a stored-value card. Vigo also offers Direct to Bank and home delivery service in certain receive countries.

Our “Next Day Delivery” option is a money transfer that is available for payment 24 hours after it is sent. This option is available in certain markets for domestic service within the United States, and in select United States outbound and international corridors, including Mexico. The Next Day Delivery service gives our consumers a lower-priced option for money transfers that do not need to be received within minutes. The service still offers the convenience, reliability and ease-of-use that the Western Union brand represents.

Our “Money Transfer by Phone” service is available in select Western Union agent locations in the United States. In a Money Transfer by Phone transaction, the consumer is able to use a telephone in the agent location to speak to a Western Union representative in one of several languages. Typically the sender provides the information necessary to complete the transaction to the Western Union operator on the phone and is given a transaction number, which the sender takes to the agent’s in-store representative to send the funds.

Online money transfer service. Our Internet website, westernunion.com, allows consumers to send funds on-line, using a credit or debit card, for pay-out at any of our Western Union branded agent locations around the world. Transaction capability at westernunion.com was launched in the United States in 2000 and in Canada in 2002. Since 2004, Western Union has expanded the service to additional countries outside the United States.

Telephone money transfer service. Our Telephone Money Transfer service allows Western Union consumers to send funds by telephone without visiting an agent location. Consumers call a toll-free number in the United States or the United Kingdom and use a debit card or credit card to initiate a transaction. The money transfer is paid at an agent location in the ordinary way.

Distribution and Marketing Channels

We offer our consumer-to-consumer service through our global network of third-party agents and the other initiation and payment methods discussed above. Western Union provides central operating functions such as transaction correction, marketing support and customer relationship management to our agents.

Some of our Western Union agents outside the United States manage subagents. Although these subagents are under contract with our primary agents (and not with Western Union directly), the subagent locations have access to the same technology and services that our agent locations do.

Our international agents are able to customize services as appropriate for their geographic markets. In some markets individual agents are independently offering specific services such as stored-value payout options and direct to bank service. Our marketing relies on feedback from our agents and consumers, and our agents also market our services.

In February 2005, Western Union International Bank began operations. We chartered the bank in order to adapt to the challenges presented by the growing trend among the member states of the European Union to regulate the money transfer business. Western Union International Bank holds a full credit institution license, allowing it to offer a range of financial services throughout the 25 member states of the European Union. Today, the bank offers retail and online money transfer services in a few countries.

Industry Trends

We participate in a large and growing market for money transfer. Growth in the money transfer business tends to correlate to immigration and related employment rates worldwide. Therefore, an indicator for future growth is the size of the international migrant population, which to a certain extent follows economic opportunity worldwide. In 2005, the International Organization for Migration reported that the United Nations Population Division estimated, based on past trends, that there may be between 185 million and 192 million people living outside their country of origin in early 2005. We anticipate that demand for money transfer services will continue to grow as individuals continue to migrate to countries outside of their country of origin.

Aite, an independent research and advisory firm, estimated in a January 2005 report that the total value of remittances sent by workers to developed and emerging regions would be $249 billion in 2005 and that this amount would grow annually at a rate of 8% through 2007. These figures were estimated primarily by using balance of payments data reported by the International Monetary Fund, the Inter-American Development Bank, central banks and money transmitters. They do not capture money transfers sent through informal channels and do not measure the size of the intra-country market. The World Bank estimates that unrecorded remittances are at least half as large as recorded remittances.

By comparison, in 2005, consumers transferred $42 billion in consumer-to-consumer transactions through our company in both cross-border and intra-country transactions. Funds transferred through our agent network have increased at a compound annual growth rate of 24% from 2003 to 2005.

Another significant trend impacting the money transfer industry is the increase in regulation in recent years. Regulation in the United States and elsewhere focuses, in part, on anti-money laundering and anti-terrorist financing compliance efforts. Regulations require money transfer providers, banks and other financial institutions, to develop systems to monitor and report appropriately on certain transactions. One of the goals of increased regulation is to find ways to move consumers away from informal, unregulated networks into formal and reported channels where transactions can be recorded, monitored and, when required, reported to law enforcement or other public authorities.

Competition

We face robust competition in the highly-fragmented consumer-to-consumer money transfer industry. We compete with a variety of money transfer service providers, including:

•	Global money transfer providers—Global money transfer providers allow consumers to send money to a wide variety of locations, in both their home countries and abroad.

•	Regional money transfer providers—Regional money transfer companies, or “niche” players, provide the same services as global money transfer providers, but focus on a small group of corridors or services within one region, such as North America to the Caribbean, Central or South America, or western Europe to north Africa.

•	Banks—Banks of all sizes compete with us in a number of ways, including bank wire services and card-based services. We believe that banks often use wire transfer services and other money transfer methods to attract immigrant consumers to open bank accounts.

•	Informal networks—Informal networks enable people to transfer funds without formal mechanisms, such as receipts, and, often, without compliance with government reporting requirements.

•	Alternative channels—Alternative channels, including mail and commercial courier services, online money transfer services that allow consumers to send money over the Internet and card-based options, such as ATM cards and stored-value cards, allow consumers to send or receive money.

The most significant competitive factors in consumer-to-consumer remittances relate to brand recognition, distribution network, consumer experience and price.

For additional details regarding our consumer-to-consumer segment, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and the notes to those statements included elsewhere in this information statement.

Consumer-to-Business Segment

We provide a portfolio of electronic and cash payment options that provide consumers with fast and convenient ways to make one-time or recurring payments. These services facilitate payments to billers. Revenues from this segment represented 15% of our combined revenue for 2005.

Operations

Our revenue in this segment is derived primarily from transaction fees paid by the consumer or the biller. These fees are typically less than the fees charged in our consumer-to-consumer segment. In order to make an electronic payment, the consumer or biller initiates a transaction over the telephone or the Internet which we process using the consumer’s credit card, debit card or bank account (processed through the ACH). In order to make a cash payment, the consumer goes to an agent location and makes the payment to the agent. While we continue to pursue international expansion of our offerings in select markets, substantially all of the segment’s 2005 revenue was generated in the United States.

Services

Our consumer-to-business services strive to give consumers choices as to the payment type and method of payment, and include the following:

Electronic payments. Consumers and billers use our Speedpay service in the United States and the United Kingdom to make consumer payments to a variety of billers using credit cards and debit cards and ACH. Payments are initiated through a number of channels, including biller hosted websites, IVR units and call centers.

Our Equity Accelerator service is provided in the mortgage service industry, enabling consumers to make mortgage payments by ACH. It is marketed as a convenient way for homeowners to schedule additional recurring principal payments on their mortgages. Consumers enroll in the service, customize their payment schedule and make payments through one or more bank accounts.

Cash payments. Consumers use our Quick Collect service to send guaranteed funds to businesses and government agencies from over 50,000 Western Union agent locations across the United States and Canada, using cash and, in select locations, a debit card. Increasingly, correctional institutions are using the Quick Collect service as a way for relatives to fund the commissary accounts of inmates. This service is also available on our website, and on a limited basis under the Quick Pay name at agent locations outside the United States and Canada. Consumers use our Convenience Pay service to send payments by cash or check from a smaller number of Convenience Pay agent locations primarily to utilities and telecommunication providers. We also offer Quick Cash, a cash disbursement service used by businesses and government agencies to send money to employees or individuals with whom they have accounts or other business relationships.

Distribution and Marketing Channels

Our electronic payment services are available primarily through IVR and over the Internet, while our cash-based services are available through our agent networks. Billers market our services to consumers in a number of ways, and we market our services directly to consumers using a variety of means, including advertising materials and promotional activities at our agent locations. Consumers can also participate in the Western Union Gold Card program when making cash payments to billers.

Industry Trends

The consumer-to-business payment industry has evolved with technological innovations that created new methods of processing payments from individuals to businesses. We believe that the United States is in the midst of a trend away from paper checks toward electronic payment methods accessible through multiple technologies. We believe that the market will reward those companies that are able to provide consumers with fast and reliable ways to make payments by the method and through the means of their choice. Historically, the majority of bills in the United States was paid through checks in the mail. In 1989, Western Union began offering an agent-based cash bill payment solution called “Quick Collect,” which provided consumers with a convenient, walk-in, cash-based way to pay their bills. Further innovation in the industry led to the creation of electronic options for consumer payments including telephone and online services. In a February 2005 report, Aite estimated that more than 18 billion bill payments would be made in 2005 in the United States alone.

The consumer-to-business payment industry outside the United States is at varying stages of development. In some countries, walk-in cash payments at a biller’s office or through a third party network are widely used, while in other countries electronic payment options are finding ready acceptance by consumers and businesses alike.

Competition

We face robust competition in the highly-fragmented consumer-to-business payment industry. Competition in electronic payments includes financial institutions (which may offer bill-payment services in their own name or may “host” payment services operated under the names of their clients), billers offering their own or third-party services to their own customers, and third-party providers of all sizes offering services directly to consumers. In many cases, competitors specialize in a small number of industries. Competitors for cash payments include a biller’s own walk-in locations, or those provided by others, some only on a regional basis, as well as mail and courier services. There is also competition between electronic and cash-based payments methods.

The most significant competitive factors in this segment relate to brand recognition, convenience, variety of payment methods and price.

For additional details regarding our consumer-to-business segment, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and the notes to those statements included elsewhere in this information statement.

Other

The remainder of our business units are grouped in the “Other” category, which includes money orders and prepaid services.

We sell Western Union branded money orders, issued by IPS, to consumers at non-bank retail locations. IPS pays us a commission based on a fixed investment yield on the outstanding balances in the investment portfolio derived from the money orders sold. To a lesser extent, we also make money on per item fees charged for money order sales. In a money order transaction, a consumer purchases a money order from an agent. The agent selling the money order generally remits the funds collected from the consumer to IPS promptly following the sale date. Agents generally receive no commissions from us on money order sales, but rather are compensated by charging a fee to the consumer for the purchase of the money order.

Western Union’s prepaid services market:

•	a Western Union branded prepaid debit card (issued by a third party);

•	a Western Union branded telephone card; and

•	third-party top-up services (that, for example, allow mobile phone users to “top-up” or prepay for mobile service).

The Western Union branded prepaid debit card is sold through our agent network and the Internet. Our “top-up” services allow consumers to pre-pay for mobile phone or other services, and otherwise store value with service providers that can be accessed by the consumer in the future. In each of these transactions, the consumer pays a fee that is set by us and recorded as revenue. The agent earns a fixed commission per transaction.

Intellectual Property

The Western Union brand, consisting of trademark registrations in many countries, is material to our company. The loss of the Western Union® trademark or a diminution in the perceived quality associated with the name would harm our growth. The VigoSM service mark and the Orlandi Valuta®, Speedpay®, Western Union Quick Collect® and Paymap® trademarks are also important to our company. We own patents and patent applications covering aspects of our processes and services, but our business is not dependent on them.

We have been, and in the future may be, subject to claims and suits alleging that our technology or business methods infringe patents owned by others, both in and out of the United States. Unfavorable resolution of these claims could require us to change how we deliver services, result in significant financial consequences, or both, which could adversely affect our business, financial position and results of operations.

Risk Management

Our company has a substantial credit risk management department that evaluates and monitors our credit and fraud risks. We are exposed to credit risk related to receivable balances from agents in the money transfer and money order settlement process. We also are exposed to a small amount of credit risk directly from consumer transactions particularly through our online services and electronic consumer-to-business channels, where transactions are originated through means other than cash, and therefore are subject to “chargebacks,” insufficient funds or other collection impediments. The credit risk management team performs a credit investigation before each agent signing and conducts on-going analysis throughout each relationship. As a result, our company’s losses associated with bad debts have been less than 1% of our annual revenue in each of the last three fiscal years.

A key component of the Western Union business model is our ability to manage risk associated with conducting financial transactions worldwide. We settle accounts with the majority of our agents in United States dollars and euros. We utilize currency exchange contracts, primarily forward contracts, to hedge against the risks associated with currency fluctuations. Limited foreign currency risk arises with respect to the agent settlement process. The foreign currency exchange risk is limited because the majority of money transfer transactions are paid within 24 hours after they are initiated and agent settlements occur in a few days in most instances.

Regulation

Our operations are subject to a wide range of laws and regulations enacted by the United States, states and localities and other countries. These include financial services regulations, consumer disclosure and consumer protection laws, currency control regulations, money transfer and payment instrument licensing regulations, escheat laws and laws covering consumer privacy, data protection and information security. Our services also are subject to an increasingly strict set of legal and regulatory requirements intended to help detect and prevent money laundering, terrorist financing and other illicit activity. Failure to comply with any of these requirements—by either Western Union or its agents (who are third parties, over which Western Union has limited legal and practical control)—could result in the suspension or revocation of a license or registration required to provide money transfer services, the limitation, suspension or termination of services, and/or the imposition of civil and criminal penalties, including fines. We continue to implement policies and programs and adapt our business practices and strategies to help us comply with current legal standards, as well as with new and changing legal requirements affecting particular services, or the conduct of our business in general. These programs include dedicated compliance personnel, training and monitoring programs, as well as support and guidance to our agent network on compliance programs.

Money Transfer and Payment Instrument Licensing and Regulation

In the United States, most states license money transfer services providers and issuers of payment instruments. Many states exercise authority over the operations of our services related to money transmission and the sale of payment instruments and, as part of this authority, subject us to periodic examinations. Many states require, among other things, that proceeds from the sales of payment instruments and money transfers be invested in high-quality marketable securities prior to the settlement of the transactions. These licensing laws also may cover matters such as regulatory approval of controlling shareholders, including our company, regulatory approval of agent locations and consumer forms, consumer disclosures and the filing of periodic reports by the licensee, and require the licensee to demonstrate and maintain certain net worth levels. Many states also require money transmitters, issuers of payment instruments, and their agents to comply with federal and/or state anti-money laundering laws and regulations.

Our money transfer and money order services are subject to anti-money laundering laws and regulations, including the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001 (collectively, the “BSA”). In addition, certain economic and trade sanctions programs that are administered by the Treasury Department’s Office of Foreign Assets Control prohibit or restrict transactions to or from or dealings with specified countries, their governments, and in certain circumstances, their nationals, and with individuals and entities that are specially-designated nationals of those countries, narcotics traffickers, and terrorists or terrorist organizations. The BSA, among other things, requires money transfer companies and the issuers and sellers of money orders, to develop and implement risk-based anti-money laundering programs, report large cash transactions and suspicious activity, in some cases, to collect and maintain certain information about the sender and receiver, and to maintain transaction records. These requirements also apply to our agents. The Treasury Department has interpreted these requirements to include due diligence and risk based monitoring of agents inside and outside the United States.

In addition, our money transfer business is subject to some form of regulation in the more than 200 countries and territories in which those services are offered. These regulations may include limitations on what types of entities may offer money transfer services, limitations on the amount of principal that can be moved into or out of a country, limitations on the number of money transfers that may be sent or received by a consumer, agreements on the rates of exchange between currencies, and laws and regulations intended to help detect and prevent money laundering and criminalize money laundering activity.

We have developed and are enhancing global compliance programs to monitor and address various aspects of legal and regulatory requirements and developments. Our money transfer network operates through third-party agents in most countries, and our legal and practical ability to control those agents’ compliance activities is limited. To assist in managing and monitoring money laundering risks, we have developed and continue to enhance an anti-money laundering compliance program comprised of policies, procedures, systems and internal controls. At present, we have over 200 employees in a number of our offices around the world dedicated to these efforts.

Government agencies both inside and outside the United States may impose new or additional rules on money transfers and sales of payment instruments affecting us or our agents, including regulations that:

•	prohibit transactions in, to or from certain countries, governments, nationals and individuals and entities;

•	impose additional identification, reporting or recordkeeping requirements;

•	limit the entities capable of providing money transfer services and/or the sale of payment instruments, or imposing additional licensing or registration requirements;

•	impose minimum capital or other financial requirements;

•	limit or restrict the revenue which may be generated from money transfers, including transaction fees and revenue derived from foreign exchange;

•	require additional disclosures to consumers; or

•	limit the number or principal amount of money transfers which may be sent to or from the jurisdiction.

Escheat Regulations

Our company is subject to unclaimed or abandoned property (escheat) laws in the United States and abroad which require us to turn over to certain government authorities the property of others held by our company that has been unclaimed for a specified period of time. A number of our subsidiaries hold property subject to escheat laws and we have an ongoing program to comply with those laws. We are subject to audit by the states with regard to our escheatment practices.

In 2002, Affiliated Computer Services (“ACS”) notified First Data of its intent to audit First Data’s escheatment practices on behalf of 19 states (the “ACS States”). The ACS States subsequently increased to 44 states. The ACS States agreed to allow First Data to conduct an internal examination of its escheatment practices utilizing third party experts. First Data also entered into Voluntary Disclosure Agreements with four other states (the “VDA States”). Like the ACS States, the VDA States agreed to allow First Data to conduct its own internal review in place of an audit by the states.

First Data completed the majority of the internal review in December 2005. As a result of that review and in addition to amounts already recorded, Western Union recognized a $8.2 million pretax charge in the fourth quarter of 2005 for domestic and international escheatment liabilities. Portions of this charge are not scheduled to be remitted until periods beyond 2006.

Western Union plans to complete its internal review and discuss the results thereof with the ACS States and the VDA States in 2006. Any difference between the amounts accrued by our company and those claimed by a state or foreign jurisdiction will be reflected in the periods in which any resolutions occur.

Privacy and Information Security Regulations

Our services are subject to privacy laws and regulations of the United States, states and other countries. United States privacy laws include the federal Gramm-Leach-Bliley Act, which applies directly to a broad range of financial institutions and indirectly to companies that provide services to financial institutions. Laws in other countries include those adopted by the member states of the European Union under Directive 95/46 EC of the European Parliament and of the Council of 24 October 1995, as well as the laws of other countries. In some cases, the laws of a member state may be more restrictive than the Directive and may impose additional duties on companies. Each of these laws restricts the collection, processing, storage, use and disclosure of personal information, requires notice to individuals of privacy practices and provides individuals with certain rights to prevent use and disclosure of protected information. These laws also impose requirements for safeguarding personal information through the issuance of data security standards or guidelines. Certain state laws impose similar privacy obligations, as well as, in certain circumstances, obligations to provide notification to affected individuals, state officers and consumer reporting agencies, as well as businesses and governmental agencies that own data, of security breaches of computer databases that contain personal information.

Banking Regulation

Western Union International Bank operates under a banking license granted by the Austrian Financial Market Authority (“FMA”), allowing the bank to offer a range of financial services in the 25 member states of the European Union. The banking license subjects our bank to the Austrian Banking Act and the Austrian Financial Market Authority Act and regulation by the FMA. The bank also is subject to regulation, examination and supervision by the New York State Banking Department (the “Banking Department”), which has regulatory authority over our subsidiary that controls the bank, a limited liability investment company organized under Article XII of the New York Banking Law. An Agreement of Supervision with the Banking Department imposes various regulatory requirements including operational limitations, capital requirements, affiliate transaction limitations, and notice and reporting requirements. Banking Department approval is required under the Banking Law and the Agreement of Supervision prior to any change in control of the Article XII investment company.

Since Western Union International Bank does not, among other things, operate any banking offices in the United States and does not conduct business in the United States except as may be incidental to its activities outside the United States, our company’s affiliation with Western Union International Bank does not cause it to be subject to the provisions of the Bank Holding Company Act.

Other

Stored-value services offered by Western Union prepaid services are subject to federal and state laws and regulations related to consumer protection, licensing, escheat, money laundering, and payment of wages. These laws are evolving, unclear and sometimes inconsistent, and the extent to which these laws apply to Western Union or its consumers is in flux. We are unable to determine the impact that the clarification of these laws and their future interpretations may have on these services.

Legal Proceedings

We are party to a variety of legal proceedings that arise in the normal course of our business. While the results of these legal proceedings cannot be predicted with certainty, management believes that the final outcome of these proceedings will not have a material adverse effect on our consolidated results of operations or financial position.

Employees and Labor

As of March 31, 2006, our businesses employed approximately 4,700 employees. Western Union has two four-year labor contracts (both expiring August 6, 2008) with the Communications Workers of America, AFL-CIO representing approximately 1,100 employees located primarily in Dallas, Texas; Bridgeton, Missouri and St. Charles, Missouri. Our United States based employees are not otherwise represented by any labor organization.

OUR R ELATIONSHIP WITH FIRST DATA AFTER THE SPIN-OFF

General

Immediately prior to the spin-off, we will be a wholly-owned subsidiary of First Data. After the spin-off, First Data will not have any ownership interest in our common stock, and we will be an independent, publicly traded company.

We will enter into agreements with First Data prior to the spin-off to govern the terms of the spin-off and to define our ongoing relationship following the spin-off, allocating responsibility for obligations arising before and after the spin-off, including, obligations with respect to liabilities relating to First Data’s business and to Western Union’s business and obligations with respect to our employees, certain transition services and taxes. We will enter into these agreements with First Data while we are still a wholly-owned subsidiary of First Data and certain terms of these agreements are not necessarily the same as could have been obtained from an independent third party.

The following descriptions are summaries of the terms of the agreements we believe to be material. We encourage you to read, in their entirety, each of the agreements when they become available. The terms of these agreements have not yet been finalized; changes, some of which may be material, may be made prior to the spin-off.

Separation and Distribution Agreement

The separation and distribution agreement will provide, among other things, for the principal corporate transactions required to effect the contribution by First Data of the subsidiaries that operate our businesses, the distribution of our common stock to the holders of record of First Data common stock and certain other agreements governing our relationship with First Data after the spin-off.

The Recapitalization, Contribution and Separation. The separation and distribution agreement is expected to provide that, subject to the terms and conditions in the separation and distribution agreement,

•	First Data will increase the authorized number of shares of our common stock to 2,000,000,000;

•	First Data will contribute or sell to us the outstanding capital stock of (i) First Financial Management Corporation, (ii) GMT, (iii) Paymap, (iv) Western Union Services, Inc. and (v) ECG, as well as certain patents and real estate and First Data’s interest in one of our agents;

•	we will distribute to First Data the outstanding capital stock of CESI Holdings, Inc. and Telecheck International, Inc., subsidiaries currently owned by First Financial Management Corporation that operate businesses not included in the money transfer and consumer payments businesses;

•	we will transfer to First Data (i) up to approximately $3.6 billion in cash or a combination of cash and our debt securities and (ii) shares of our common stock sufficient to effect the distribution;

•	First Data will use its reasonable best efforts to have us released from all financial instruments that are primarily for its benefit and on which we are primarily or secondarily liable and we will use our reasonable best efforts to have First Data released from all financial instruments that are primarily for our benefit and on which First Data is primarily or secondarily liable;

•	First Data will pay us $748.8 million to repay intercompany notes owed by First Data to us;

•	We will pay First Data $64.7 million to repay intercompany notes owed by us to First Data;

•	We will forgive $87.2 million of intercompany balances owed by First Data to us which will be treated as a dividend for accounting and tax purposes; and

•	First Data will use any cash and debt securities received from us as consideration for the contribution to pay creditors of First Data in full or partial satisfaction of amounts owed by First Data.

The share numbers and dollar and settlement amounts are based on First Data share numbers and balances as of March 31, 2006.

First Data’s contribution to us of the subsidiaries that operate our business will occur prior to the distribution of our common stock to First Data’s stockholders. The contribution by First Data will be made on an “as is, where is” basis without any representations or warranties, and we will bear the economic and legal risks of the contribution. First Data generally will not retain any of the liabilities of the subsidiaries contributed to us and we and the contributed subsidiaries will agree to perform and fulfill all of the liabilities arising out of the operation of the money transfer and consumer payments businesses. Similarly, our transfer to First Data of CESI Holdings and Telecheck will occur prior to the contribution and the distribution of our common stock to First Data’s stockholders. The transfer to First Data will be made on an “as is, where is” basis without any representations or warranties, and First Data will bear the economic and legal risks of the transfer. We generally will not retain any of the liabilities of the subsidiaries transferred to First Data and First Data and those subsidiaries will agree to perform and fulfill all of the liabilities arising out of the operation of their respective businesses.

The Distribution. First Data has reserved sole and absolute discretion to determine whether to proceed with the distribution of our common stock to First Data’s stockholders, the timing of the distribution and whether to alter any and all terms of the distribution at any time prior to the distribution date. The distribution also is subject to the satisfaction of certain conditions including that,

•	the SEC has declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act and no stop order relating to our Form 10 registration statement is in effect;

•	First Data and Western Union have received all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of foreign jurisdictions in connection with the distribution;

•	First Data and Western Union have received all material permits, registrations, clearances and consents from governmental authorities and third persons necessary to effect the spin-off and to permit the operation of our business thereafter;

•	First Data has received a private letter ruling from the Internal Revenue Service (which has not been revoked or modified in any material respect), and an opinion of Sidley Austin LLP, counsel to First Data (or other nationally recognized tax counsel), in each case in form and substance satisfactory to First Data, to the effect that, among other things, the spin-off (including certain related transactions) will be tax-free to First Data, us and First Data stockholders for United States federal income tax purposes under sections 355, 368 and related provisions of the Internal Revenue Code;

•	the New York Stock Exchange has approved our common stock for listing, subject to official notice of issuance;

•	First Data has completed the contribution to us of the subsidiaries that own and/or operate our money transfer and consumer payments businesses and related assets and we have assumed the related liabilities and transferred to First Data (i) up to approximately $3.6 billion in cash or a combination of cash and our debt securities and (ii) shares of our common stock sufficient to effect the distribution;

•	we have transferred to First Data the subsidiaries we own that are not part of our money transfer and consumer payments businesses;

•	an independent firm acceptable to First Data, in its sole and absolute discretion, has delivered one or more opinions to the board of directors of each of First Data and Western Union confirming the solvency and financial viability of Western Union and First Data, which opinions will be in form and substance satisfactory to First Data, in its sole and absolute discretion, and shall not have been withdrawn or rescinded;

•

no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the spin-off or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the separation and distribution agreement, is in effect;

•	First Data and Western Union have each received credit ratings from the credit rating agencies that are satisfactory to First Data in its sole and absolute discretion; and

•	no other events or developments shall have occurred that, in the judgment of the board of directors of First Data, in its sole and absolute discretion, would result in the spin-off having a material adverse effect on First Data or its stockholders.

Even if all of the conditions to the distribution are satisfied, First Data has the right to amend or terminate the separation and distribution agreement and the related transactions at any time prior to the spin-off. Although First Data can waive any condition to the distribution, First Data has informed us that its board of directors has no intention to proceed with the distribution unless each condition is satisfied.

Releases, Allocation of Liabilities Indemnification and Insurance Matters. The separation and distribution agreement provides for a full and complete release and discharge of all liabilities existing or arising from or based on facts existing prior to the spin-off, between or among us or any of our affiliates, on the one hand, and First Data or any of its affiliates (other than us), on the other hand, except as set forth in the separation and distribution agreement.

We will be liable for and agree to perform all liabilities with respect to our business, which we refer to as the “Western Union liabilities.” Those liabilities will include, (i) all liabilities of Western Union and its subsidiaries to the extent based upon or arising out of our money transfer and consumer payments businesses, (ii) all liabilities of First Data and its subsidiaries to the extent based upon or arising out of our money transfer and consumer payments businesses, (iii) all liabilities based upon or arising out of financial instruments of Western Union and its subsidiaries and (iv) all liabilities on our unaudited pro forma combined balance sheet and all liabilities incurred by First Data or Western Union of the type that would have been included on such balance sheet had they been incurred on or prior to the date thereof, in each case, regardless of whether such liability existed prior to, on or after the spin-off or relates to, arises out of or results from actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to, on or after the spin-off.

First Data will be liable for and agree to perform all liabilities with respect to its business, which we refer to as the “First Data liabilities.” Those liabilities will include, (i) all liabilities of First Data and its subsidiaries to the extent based upon or arising out of the First Data retained business, (ii) all liabilities of Western Union and its subsidiaries to the extent based upon or arising out of the First Data retained business, (iii) all liabilities based upon or arising out of financial instruments of First Data and its subsidiaries and (iv) all liabilities on the First Data unaudited consolidated balance sheet as of March 31, 2006, other than Western Union liabilities, and all liabilities incurred by First Data or Western Union of the type that would have been included on such balance sheet had they been incurred on or prior to the date thereof, in each case, regardless of whether such liability existed prior to, on or after the spin-off or relates to, arises out of or results from actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to, on or after the spin-off.

In addition, the separation and distribution agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of First Data’s retained businesses with First Data. Specifically, subject to certain exceptions set forth in the separation and distribution agreement, we have agreed to assume liability for, and to indemnify and hold harmless First Data, its affiliates and its directors, officers and employees against, certain liabilities relating to our business and the spin-off, including all liabilities relating to, arising out of or resulting from:

•	the failure by Western Union or any other person to pay, perform or otherwise promptly discharge any Western Union liability;

•	any Western Union liability;

•	our business (including any businesses or assets that have been divested prior to the spin-off or thereafter) as conducted on, at any time prior to or at any time after the spin-off;

•	except to the extent provided in the separation and distribution agreement, any claim that the information included in our registration statement on Form 10 or this information statement, is or was false or misleading with respect to any material fact or omits or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

•	the use by us after the spin-off of the name First Data or any variation thereof, or other trademarks, trade names, logos or identifiers using any of such names or otherwise owned by or licensed to First Data;

•	the breach by us of any covenant or agreement set forth in any agreement entered into in connection with the spin-off; and

•	our financial instruments.

First Data has agreed to indemnify and hold harmless us, our affiliates and our directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

•	the failure by First Data or any other person to pay, perform or otherwise promptly discharge any First Data liability;

•	any First Data liability;

•	First Data’s retained business (including any businesses or assets that have been divested prior to the spin-off, or thereafter) as conducted on, at any time prior to or at any time after the spin-off;

•	solely with respect to information identified in the schedules to the separation and distribution agreement as being supplied by or the responsibility of First Data, any claim that the information included in our registration statement on Form 10 or this information statement, is or was false or misleading with respect to any material fact or omits or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

•	the use by First Data after the spin-off of the name Western Union or any variation thereof, or other trademarks, trade names, logos or identifiers using any of such names or otherwise owned by or licensed to Western Union, Orlandi Valuta and Vigo;

•	the breach by First Data of any covenant or agreement set forth in any agreement entered into in connection with the spin-off; and

•	First Data’s financial instruments.

The separation and distribution agreement also will establish procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes and employee benefits will be governed by the tax allocation agreement and the employee matters agreement, respectively.

The separation and distribution agreement will provide for the allocation of benefits between First Data and us under existing insurance policies following the spin-off for occurrences prior to the spin-off and will set forth procedures for the administration of insured claims.

Termination. The separation and distribution agreement will provide that it may be terminated and the spin-off may be modified or abandoned at any time prior to the spin-off in the sole discretion of First Data without our approval or the approval of First Data’s stockholders. In the event of a termination of the separation and distribution agreement, no party will have any liability of any kind to any other party or any other person.

After the spin-off, the agreement may not be terminated except by an agreement in writing signed by both First Data and us.

Expenses. Except as expressly set forth in the separation and distribution agreement or in any related agreement, each of First Data and Western Union will pay all third-party fees, costs and expenses paid or incurred by it in connection with the spin-off, provided that First Data generally will pay non-recurring third-party fees, costs and expenses arising from the spin-off incurred prior to the spin-off and Western Union will pay all third-party fees, costs and expenses incurred prior to the spin-off attributable to any debt offerings conducted or borrowing made in connection with the spin-off. All fees, costs and expenses incurred by a party after the spin-off will be borne by that party.

Dispute Resolution. The separation and distribution agreement contains provisions that govern, except as otherwise provided in any related agreement, the resolution of disputes, controversies or claims that may arise between us and First Data. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to senior management or other mutually agreed representatives of us and First Data. Disputes remaining unresolved are then to be submitted to mandatory mediation. If such efforts are not successful, any party may submit the dispute, controversy or claim to mandatory, binding arbitration, subject to the provisions of the separation and distribution agreement. The separation and distribution agreement contains procedures for the selection of a sole arbitrator of the dispute, controversy or claim and for the conduct of the arbitration hearing, including limitations on discovery rights of the parties. These procedures are intended to produce an expeditious resolution of any such dispute, controversy or claim.

Transition Services Agreement

We will enter into a transition services agreement with First Data pursuant to which First Data and Western Union will provide each other with a variety of administrative services for a period of time following the spin-off. Among the principal services First Data will provide to us are:

•	data center hosting;

•	disaster recovery, monitoring services;

•	call center support, network connectivity, system support (e.g., financial, legal, human resources, operational, portfolio management and properties systems);

•	payroll;

•	benefits; and

•	human resources.

Among the principal services we will provide to First Data are:

•	call center support;

•	network connectivity; and

•	real property arrangements.

Western Union and First Data will agree to make each service available to the other on an as-needed basis for a period of time not to exceed one year following the date the spin-off is completed, or such shorter periods as may be provided in the transition services agreement.

The transition services agreement will provide that either party may terminate the provision of a particular service it is being provided only upon obtaining the prior written consent of the other party, which consent may not be unreasonably withheld or delayed.

Employee Matters Agreement

First Data and Western Union will enter into an employee matters agreement, providing for their respective obligations to employees and former employees who are or were associated with Western Union (including those employees who transfer employment from First Data to Western Union immediately prior to the spin-off) and for other employment and employee benefits matters. The employee matters agreement may also provide for sharing of specific employee and former employee information to enable First Data and Western Union to comply with their respective obligations. The terms described below are based on our current expectations but are subject to approval by the First Data compensation and benefits committee.

Treatment of Retirement and Welfare Plans. Western Union will establish a defined contribution plan for the benefit of eligible non-union employees of Western Union in the United States (including employees transferred to Western Union and its subsidiaries prior to the spin-off). Subject to any adjustments required by applicable law, First Data and Western Union presently intend that the assets and liabilities of the First Data Corporation Incentive Savings Plan attributable to transferring employees be transferred to and assumed by the defined contribution plan established by Western Union. Eligible union employees will continue to participate in the Western Union Financial Services Retirement Savings Plan for Bargaining Union Employees after the spin-off. Western Union and its subsidiary Western Union Financial Services, Inc., or “Western Union Financial Services,” will also continue to sponsor the frozen pension plans for which they are and have been the plan sponsor for periods prior to the spin-off. Western Union’s retirement plans will grant credit for service which was recognized under the First Data plans for certain purposes.

For the period beginning on the date of completion of the spin-off and ending on December 31, 2006, eligible Western Union employees will continue to participate in the First Data welfare plans. Effective as of January 1, 2007, Western Union will establish welfare plans for the benefit of its eligible employees and their respective eligible dependents. Following the date of completion of the spin-off, Western Union will continue to be the plan sponsor of the Western Union Financial Services, Inc. Health and Welfare Benefit Plan.

In several locations outside the United States, it likely will not be feasible to establish such retirement or welfare plans due to the small number of employees at these locations. In such situations, Western Union will establish alternative compensation and/or benefit programs to comply with its obligations to affected employees.

Treatment of Stock Options. The employee matters agreement will provide that each outstanding option to purchase First Data common stock held by a person who is or will be an employee or director of Western Union immediately after the spin-off will be converted into a substitute option to purchase Western Union common stock. The substitute option will preserve the intrinsic value of the option and the ratio of the exercise price to the fair market value of the stock by adjusting the number of shares purchasable and the exercise price, based on a comparison of the trading price of First Data common stock prior to the spin-off, which includes the value of Western Union, and the trading price of Western Union common stock immediately after the spin-off. The substitute option will take into account all employment with both First Data and Western Union for purposes of determining when the option becomes exercisable and when it terminates. All other terms of the substitute option will be the same as the converted First Data option. As of March 31, 2006, there were outstanding options to purchase 8.0 million shares of First Data common stock that would be converted in this manner.

The employee matters agreement will provide that outstanding options to purchase First Data common stock held by current and former employees and directors of First Data who do not become employees or directors of Western Union after the spin-off will be converted into both an adjusted First Data option and a substitute Western Union option. This conversion will be implemented in a manner such that immediately following the spin-off (i) the number of shares subject to the adjusted First Data option will be equal to the number of shares subject to the option prior to the spin-off, (ii) the number of shares subject to the substitute Western Union stock option will be equal to the number of shares of Western Union common stock that the option holder would have received in the spin-off had the First Data shares subject to the option represented outstanding shares of First Data common stock (i.e., a ratio of one share of Western Union common stock for each share of First Data common stock), and (iii) the per share option exercise price of the original First Data stock option will be proportionally allocated between the two different stock options based upon the relative per share trading prices of First Data and Western Union stock immediately following the spin-off. Both options, when combined, will preserve the intrinsic value of the original First Data option, and each will preserve the ratio of the exercise price to the fair market value of the stock subject to the option. The substitute Western Union option will take into account all employment with First Data for purposes of determining when the option becomes exercisable and when it terminates. All other terms of the substitute option will be the same as the current First Data option. As of March 31, 2006, there were outstanding options to purchase 57.4 million shares of First Data common stock that would be converted in this manner.

Treatment of Restricted Stock. The employee matters agreement will provide that each holder of a First Data restricted stock award that is outstanding at the time of the spin-off will receive the distribution of Western Union common stock in the form of restricted stock. The First Data restricted stock awards of persons who are or will be employees or directors of Western Union immediately after the spin-off will be replaced with substitute Western Union restricted stock awards. The number of substitute shares of Western Union restricted stock will be adjusted to preserve the intrinsic value of the First Data restricted stock award. These restricted stock awards will be subject to the same vesting conditions as the First Data restricted stock award. If any shares of Western Union restricted stock are forfeited by the holder, whether a current or former Western Union employee or a current or former First Data employee, the shares will revert to Western Union. Similarly, if any shares of First Data restricted stock are forfeited by the holder the shares will revert to First Data. In addition, to the extent applicable and permitted by law, for both groups of employees, any noncompetition covenants will apply to competition with both Western Union and First Data.

Treatment of Restricted Stock Units. The employee matters agreement will provide that each outstanding First Data restricted stock unit held by a person who is or will be an employee or director of Western Union immediately after the spin-off will be cancelled at the time of the spin-off and Western Union will issue replacement Western Union restricted stock units that immediately following the spin-off have the same economic value as of the spin-off date as the cancelled First Data restricted stock units. The employee matters agreement will provide that each outstanding First Data restricted stock unit held by a person who was or is an employee or director of First Data prior to the spin-off (and does not become an employee or director of Western Union at the time of the spin-off) will be adjusted at the time of the spin-off so that each holder of such restricted stock units will be issued a number of restricted stock units relating to Western Union common stock, equal to the number of shares of Western Union common stock that such holder would receive in connection with the spin-off assuming the restricted stock units relating to First Data common stock represented actual shares of First Data common stock.

The spin-off will not constitute a change in control for purposes of the First Data equity plans, and therefore no vesting of awards will occur as a result of the spin-off.

Western Union will be entitled to claim all tax deductions for compensation arising after the spin-off from the exercise of substitute Western Union options, the vesting of Western Union restricted stock or the vesting of restricted stock units held by current or former Western Union employees, and First Data will not claim any such deduction. First Data will be entitled to claim all tax deductions for compensation arising after the spin-off from the exercise of adjusted First Data options or Western Union options, the vesting of First Data restricted stock or Western Union restricted stock or the vesting of First Data restricted stock units or Western Union restricted stock units held by current or former First Data employees, and Western Union will not claim any such deduction.

Tax Allocation Agreement

We will enter into a tax allocation agreement with First Data setting forth the rights and obligations of First Data and us with respect to:

•	taxes imposed on our respective businesses both prior to and after the spin-off, which we refer to as “General Taxes”; and

•	taxes and other liabilities that could be imposed in connection with the spin-off (and certain related transactions) if such transactions do not qualify for tax-free treatment under the Internal Revenue Code, which we refer to as “Restructuring Taxes.”

Under the terms of the tax allocation agreement, we will be required to indemnify First Data for taxes attributable to us with respect to periods before the spin-off, adjusted to reflect the results of any audit (including any adjustments with respect to taxes associated with our foreign business that is the subject of the 2003 legal restructuring and the APA discussions with the Internal Revenue Service referred to under “Risk Factors—Risks Relating to the Spin-Off—Our separation from First Data could have negative consequences on our effective tax rate”). In the case of taxes computed on a consolidated, combined or unitary basis, the portion of the taxes attributable to us will be determined under the tax allocation agreement, taking into account any intergroup adjustments. First Data will provide a similar indemnity to us with respect to taxes attributable to it with respect to periods before the spin-off and generally will compensate us for certain federal income tax benefits that it realizes that are attributable to us.

First Data will be liable for all Restructuring Taxes, except Restructuring Taxes resulting from actions taken by or with respect to us, one of our affiliates, or any person that, after the spin-off, is an affiliate thereof. If any Restructuring Taxes are attributable to the actions of both parties and either party’s actions alone would not have resulted in the imposition of such Restructuring Taxes, then each party will be liable for the proportional share of such Restructuring Taxes caused by the party’s actions.

First Data will prepare and file the consolidated federal and applicable combined or unitary state and local income tax returns in which we or one of our affiliates, on the one hand, and First Data or one of its affiliates, on the other hand, are included. Tax controversies generally will be controlled by the party bearing economic responsibility (directly or through indemnification) for the underlying tax liability, subject, in certain cases, to certain rights retained by the other party to protect its interests where appropriate.

Money Order Agreements

Currently, we manage the consumer-facing aspects of our money order business, including managing the agents who sell the Western Union® branded money orders that are issued by IPS. IPS also conducts the First Data® official check and financial institution money order businesses. Following the spin-off, IPS will remain a subsidiary of First Data; however, in connection with the spin-off we will enter into agreements with IPS that will permit us to continue to conduct our money order business. In general, under this arrangement, IPS will continue to issue the money orders used in, and collect the revenue generated by, selling Western Union branded money orders, and will continue to manage the investment portfolio consisting of the proceeds from the sale of money orders that are held until the money orders are cashed and will perform the processing and clearing services necessary for payment of the money orders. Western Union will provide a number of services, including product management, sales, marketing and relationship management, supply management (i.e., the purchase and distribution of the paper on which the money orders are printed), consumer and agent support, distribution and maintenance of POS equipment, data processing and programming. For these services, IPS will agree to pay us a fee at market based rates based on the outstanding balances in the investment portfolio derived from the money orders sold, subject to reduction based on the size of the investment portfolio.

Patent Ownership Agreement

We will enter into a patent ownership agreement with First Data which will govern the ownership of and rights relating to certain patents. Under the patent ownership agreement, (i) First Data will transfer to Western Union all right, title and interest in certain specified patents, including the right to sue for past infringement, (ii) First Data will retain ownership of certain other patents and (iii) certain other patents will be jointly owned by First Data and Western Union. First Data and Western Union will each grant to the other immunity from infringement claims for the patents owned by that party. Patents that are jointly owned by First Data and Western

Union will be designated as controlled by either First Data or Western Union. Each party will have the exclusive right to grant licenses to the patents controlled by that party, to sue third parties for infringement of those patents and to prosecute and maintain those patents.

Other Spin-Off Agreements

In addition to the separation related agreements, Western Union and First Data will also enter into a number of commercial service agreements in connection with the spin-off pursuant to which First Data or its subsidiaries will provide services to us. The material terms of those agreements are described below.

Output Services Agreement. Under this agreement, First Data Resources Inc., a First Data subsidiary, will produce and mail cards and other material on behalf of Western Union. This agreement is expected to have a term of [•] years.

Remittance Processing Agreement. Under this agreement, First Data will provide check printing services to Speedpay. This agreement is expected to have a term of [•] years.

Check Clearing Agreement. Under this agreement, IPS will provide check clearing and processing services to support our money transfer checks and other items. This agreement is expected to have a term of [•] years.

POS Deployment Agreement. Under this agreement, TASQ Technology, Inc., a First Data subsidiary, will deploy and provide maintenance services for the FDX-400® automated transaction terminals used in certain Western Union businesses. This agreement is expected to have a term of three years.

Voice Services Agreement. Under this agreement First Data Voice Services, a First Data subsidiary, will provide interactive voice response support for the Western Union call centers located in the United States and develop and provide interactive voice response maintenance services for Western Union. This agreement is expected to have a term of [•] years.

Transaction Authorization Agreement. Under this agreement, TeleCheck Services, Inc., a First Data subsidiary, will provide transaction validation services for Western Union Money Transfer® and consumer payment transactions initiated over the Internet, by telephone or by any other method that does not involve a physical location, referred to as “card not present” transactions. This agreement is expected to have a term of three years.

Consumer Identification Agreement. Under this agreement, First Data Solutions, LLC, a First Data subsidiary, will provide consumer identification validation services to Western Union for its call centers. This agreement is expected to have a term of three years.

Payer Authentication Agreement. Under this agreement, First Data will provide payer authentication services for “card not present” transactions. This agreement is expected to have a term of three years.

WUIB Data Center Agreement. Under this agreement, First Data Austria, GmbH, a First Data subsidiary, will host and operate the Western Union International Bank banking software in its data center. This agreement is expected to have a term ending in December 2012.

Existing Agreements

In addition to the commercial service agreements we expect to enter into with First Data in connection with the spin-off, we have several existing agreements with First Data that we expect to continue under amended terms following the spin-off. The material terms of those agreements are described below.

Agreements with First Data as Service Provider

Suntrust Merchant Processing Agreement. Under this agreement, Suntrust Merchant Services, LLC, a joint venture in which First Data is a member, provides merchant processing services for E Commerce Group’s electronic consumer payment transactions. This agreement expires on                     , unless renewed.

Chase Merchant Processing Agreement. Under this agreement, Chase Paymentech Solutions, LLC, a joint venture in which First Data is a member, provides merchant processing services for money transfer and consumer payment transactions made through westernunion.com. This agreement expires on                     , unless renewed.

PIN-less Debit Sponsorship Agreement. Under this agreement, First Financial Bank, a First Data subsidiary, provides PIN-less debit sponsorship services to Western Union. The agreement expires on                     , unless renewed.

Sponsorship Addendum to NYCE Network Participant Agreement. Under this agreement, First Financial Bank provides sponsorship services to Western Union Financial Services and ECG. The agreement expires on                     , unless renewed.

Card Sponsorship Agreement. Under this agreement, First Financial Bank provides card sponsorship services to Western Union. The agreement continues in effect from year to year unless terminated by either party upon 180 days notice.

MasterCard International Special Issuing Program Agreement. Under this agreement, First Financial Bank provides sponsorship services to Western Union for issuing the Western Union cash card. The agreement has a term ending in April 2009, unless renewed.

Taxware Services Agreement. Under this agreement, Taxware, LP, a joint venture in which First Data is a member, provides tax calculation services at the point-of-sale for Western Union. The agreement expires on                     , unless renewed.

Agreement with Western Union as Service Provider

Quick Collect Processing Services Agreement. Under this agreement, Western Union provides processing services to First Data for cash and Internet transactions for California child support services. The agreement has a term ending in December 2009, unless renewed.

Subleases

First Data and Western Union expect to continue following the spin-off or enter into agreements with respect to the lease or sublease of certain properties to the other. The locations of these leases or subleases are as follows:

Leases or Subleases with First Data as Landlord or Sublandlord

First Data will lease or sublease property to Western Union in Atlanta, Georgia; Hunt Valley, Maryland; Dallas, Texas; Auckland, New Zealand; Dublin, Ireland; Sao Paulo, Brazil; and Tokyo, Japan.

Leases or Subleases with Western Union as Landlord or Sublandlord

Western Union will lease or sublease property to First Data in Cerritos, California; San Francisco, California; Denver, Colorado; Hollywood, Florida; Alpharetta, Georgia; Montvale, New Jersey; Plano, Texas; San Jose, Costa Rica; Paris, France; Mumbai, India; and Dubai, United Arab Emirates.

OUR MANAGEMENT

Our Directors and Executive Officers

We expect that our board of directors following the spin-off will be comprised of [•] directors, at least a majority of whom will be considered independent under the independence requirements of the New York Stock Exchange.

Set forth below is information concerning those persons that we expect will become our directors and executive officers as of the distribution date. Our board of directors will be divided into three classes. Each director will serve for a term expiring at the annual meeting of stockholders in the year indicated below. For more information, see “Certain Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and By-Laws.”

Name	Age	Position	Term as Director
Christina A. Gold	58	Chief Executive Officer and Director
Guy A. Battista	57	Executive Vice President
Royal Cole	44	Senior Vice President and General Manager, Western Union Payment Services
Hikmet Ersek	45	Senior Vice President, Europe/Middle East/Africa/South Asia
David Larkworthy	53	Senior Vice President, Global Operations
Ian Marsh	52	Senior Vice President and Managing Director, Asia Pacific Region
Scott Scheirman	43	Senior Vice President and Chief Financial Officer
David Schlapbach	47	General Counsel and Secretary
William D. Thomas	53	President of The Americas
Grover Wray	45	Senior Vice President of Human Resources
Jack M. Greenberg	63	Non-Executive Chairman of the Board

Christina A. Gold is our Chief Executive Officer and one of our directors. Prior to the spin-off, she was a Senior Executive Vice President of First Data and President of Western Union from May 2002 to 2006. From October 1999 to May 2002 she was Chairman, President and Chief Executive Officer of Excel Communications, Inc. Ms. Gold served as President and Chief Executive Officer of The Beaconsfield Group from March 1998 to October 1999. In 1969 she joined Avon Products, Inc., serving as President and Chief Executive Officer of Avon Canada from 1989 to 1993 and President of Avon North America from 1993 to 1997 and Executive Vice President of Global Development from 1997 to 1998. Ms. Gold is a Director of ITT Industries, Inc., Torstar Corporation and New York Life Insurance Company.

Guy A. Battista is our Executive Vice President. Prior to the spin-off, he was an Executive Vice President and Chief Information Officer of First Data from March 2001 to 2006. Mr. Battista joined First Data in 1990.

Royal Cole is our Senior Vice President and General Manager, Western Union Payment Services. Prior to the spin-off, Mr. Cole held various positions with the Western Union from 1991 to 2006, most recently with responsibility for Western Union’s Payment Services including Retail Money Orders and Prepaid Services. Prior to joining Western Union, Mr. Cole held sales and sales management positions with the Pepsi-Cola Company.

Hikmet Ersek is our Senior Vice President, Europe/Middle East/Africa/South Asia. Prior to the spin-off, Mr. Ersek held various positions with Western Union from September 1999 to 2006, most recently as Senior Vice President, Europe/Middle East/Africa/South Asia. Prior to joining Western Union, Mr. Ersek was with GE Capital specializing in European payment systems and consumer finance.

David Larkworthy is our Senior Vice President, Global Operations. Prior to the spin-off, he served in a similar capacity in the Western Union from March 2004 to 2006. From 2002 to 2003, he was the Chief Executive

Officer of Collection Works Inc., a software company. Prior to that time, Mr. Larkworthy worked for American Express Company from 1975 to 1996, Citibank from 1997 to 1999 and DBS Bank from 2000 to 2001, in each case, serving most recently in a senior operations executive position.

Ian Marsh is our Senior Vice President and Managing Director, Asia Pacific Region. Prior to the spin-off, he served in a similar capacity in Western Union from March 2004 to 2006. Prior to joining Western Union, Mr. Marsh was President, Reader’s Digest Europe from May 2001 to February 2003 and had a 30-year career with American Express, most recently serving as President and Chief Executive Officer, Japan.

Scott Scheirman is our Senior Vice President and Chief Financial Officer. Prior to the spin-off, Mr. Scheirman held a variety of positions with First Data, most recently serving as the Senior Vice President and Chief Financial Officer for Western Union from 1999 to 2006. Prior to joining First Data, Mr. Scheirman was with Ernst & Young LLP where he was responsible for leading multiple audit and business advisory services for public and non-public clients. Mr. Scheirman serves as the Chairman of the First Data Corporation/Western Union Foundation.

David Schlapbach is our General Counsel and Secretary. Prior to the spin-off, he held a variety of positions with First Data from 1996 to 2006, most recently acting as General Counsel of Western Union. Prior to joining First Data, Mr. Schlapbach was an attorney at the law firm of Blackwell Sanders Peper Martin LLP.

William D. Thomas is our President of The Americas. Prior to the spin-off, he held various positions with Western Union from September 2000 to 2006, most recently serving as the President of The Americas for Western Union. Mr. Thomas previously worked for Bristol-Meyers Squibb’s Mead Johnson Nutritional Division, where he spent 13 years and most recently held the position of President, International Operations.

Grover Wray is our Senior Vice President of Human Resources. He served in a similar capacity for Western Union from October 2005 to 2006. Prior to joining Western Union, Mr. Wray held senior human resources positions for Janus Capital Group from 2004 to 2005, Heidrick & Struggles from 2003 to 2004 and Arthur Andersen LLP from 1988 to 2003.

Jack M. Greenberg is our Non-Executive Chairman of our board of directors. He was Chairman (from May 1999) and Chief Executive Officer (from August 1998) of McDonald’s Corporation until December 2002. Mr. Greenberg joined McDonald’s Corporation as Executive Vice President and Chief Finance Officer and as a member of the Board of Directors in 1982. He served as a director of First Data Corporation from 2003 to 2006. Mr. Greenberg is a Director of Abbott Laboratories, The Allstate Corporation, Hasbro, Inc. and Manpower Inc.

Annual Meeting

Our amended and restated by-laws will provide that an annual meeting of stockholders will be held each year on a date specified by our board of directors. We expect the first annual meeting of our stockholders following the spin-off to be held in 2007.

Committees of the Board of Directors

Pursuant to our amended and restated by-laws, our board of directors will be permitted to establish committees from time to time as it deems appropriate. Initially, to facilitate independent director review and to make the most effective use of the directors’ time and capabilities, our board of directors will establish the following committees: audit committee, corporate governance and compliance committee and compensation and benefits committee. The membership and function of each committee are described below.

Audit Committee

The audit committee will be comprised solely of directors who meet the independence requirements of the New York Stock Exchange and the Exchange Act, and are financially literate, as required by the New York Stock

Exchange. At least one member of the audit committee will be a financial expert, as defined by the rules and regulations of the SEC. No director will be permitted to serve as a member of the audit committee if such director serves on the audit committee of more than two other public companies unless our board of directors determines that such simultaneous service would not impair the ability of such director to serve effectively on the audit committee. The audit committee will assist the board of directors in fulfilling its oversight responsibilities with respect to:

•	the integrity of our financial statements;

•	our disclosure controls and procedures;

•	the independence and qualification of our independent registered public accounting firm;

•	the performance of our internal auditors and our independent registered public accounting firm;

•	our contingency plans for business continuity; and

•	preparing the report of the audit committee to be included in our annual proxy statement.

We expect that our audit committee will establish a policy to pre-approve all audit and non-audit services provided by our independent registered public accounting firm and all accounting firms. These services may include audit services, audit-related services, tax services and other services. We expect that the policy will provide that pre-approval will generally provided for up to one year and that any pre-approval must be detailed as to the particular service or category of services and is subject to a specific budget. We also expect that the policy will provide that once pre-approved, the services and pre-approved amounts will be monitored against actual charges incurred and modified if appropriate. The audit committee will be governed by the audit committee charter, which will be available at our website www.westernunion.com.

We expect that the members of the audit committee as of the date of the spin-off will be [•].

Corporate Governance and Compliance Committee

The corporate governance and compliance committee will be comprised solely of directors who meet the independence requirements of the New York Stock Exchange. The corporate governance and compliance committee will be responsible for:

•	recommending to our board of directors criteria for selecting new directors and committee members;

•	assessing, considering and recruiting candidates to fill positions on our board of directors;

•	evaluating current directors for re-nomination to our board of directors;

•	recommending the director nominees for approval by our board of directors and our stockholders;

•	recommending to our board of directors appointments to committees;

•	reviewing at least annually and recommending modifications to our board of directors corporate governance guidelines;

•	advising our board of directors with respect to the charters, structure, operations and membership qualifications for the various committees of our board of directors;

•	overseeing the development and implementation of an orientation and continuing education program for our directors;

•	establishing and implementing self-evaluation procedures for our board of directors and its committees and overseeing the reporting to our board of directors by the committees;

•	reviewing and advising our board of directors regarding stockholder proposals submitted for inclusion in our proxy statement;

•	reviewing any significant legal, compliance or regulatory matters that may have a material effect on us;

•	consulting with our management, internal auditors and independent register public accounting firm regarding the procedures to insure compliance with laws and regulations to which we are subject; and

•	reviewing the program established by our management to monitor compliance with our code of conduct and approving any waiver of the code for our directors and executive officers.

The corporate governance and compliance committee will be governed by the corporate governance and compliance committee charter, which will be available at our website www.westernunion.com.

We expect that the members of the corporate governance and compliance committee as of the date of the spin-off will be [•].

Compensation and Benefits Committee

The compensation and benefits committee will be comprised solely of directors who meet the independence requirements of the New York Stock Exchange, meet the requirements for “Non-Employee Directors” under the Exchange Act, and meet the requirements for “outside directors” under the Internal Revenue Code. The compensation and benefits committee will be responsible for:

•	overseeing our compensation and benefit plans generally;

•	recommending to our board of directors compensation for outside directors;

•	establishing our general compensation philosophy and overseeing the development and implementation of compensation and benefit programs;

•	with input from our board of directors, reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers, evaluating the performance of our chief executive officer and other executive officers in light of those goals and objectives, and setting our chief executive officer’s and other executive officers’ compensation levels based on this evaluation;

•	establishing, overseeing and delegating authority to employee committees with respect to our employee compensation and benefit plans;

•	overseeing our regulatory compliance with respect to compensation matters;

•	reviewing and approving severance or similar termination payments to any of our current or former executive officers;

•	preparing reports on executive compensation;

•	reporting activities of the compensation and benefits committee to our board of directors on a regular basis and reviewing issues with our board of directors as the compensation and benefits committee deems appropriate;

•	preparing and reviewing with our board of directors an annual performance evaluation of the compensation and benefits committee; and

•	reviewing our management succession planning.

The compensation and benefits committee will be governed by the compensation and benefits committee charter, which will be available at our website www.westernunion.com.

We expect that the members of the compensation and benefits committee as of the date of the spin-off will be [•].

Corporate Governance

Communications with the Board of Directors

After the spin-off, any holder of our stock who desires to contact the non-management directors or the other members of our board of directors may do so by writing to: The Western Union Company, Non-Executive Chairman of the Board of Directors, 12500 East Belford Avenue, Englewood, Colorado 80112. Communications that are intended specifically for non-management directors, whom we refer to as outside directors, should be addressed to the attention of the chairperson of the corporate governance and compliance committee. All communications will be forwarded to the chairperson of the corporate governance and compliance committee unless the communication is specifically addressed to another member of the board of directors, in which case, the communication will be forwarded to that director.

Presiding Director of Outside Director Meetings

We expect that the outside directors will meet in regularly scheduled executive sessions without management to promote open and honest discussion. We expect that the non-executive chairperson of our board of directors or, if there is no non-executive chairperson, the chairperson of the corporate governance and compliance committee, will be the presiding director at these meetings.

Nomination of Directors

The board of directors is responsible for nominating directors for election by the stockholders and filling any vacancies on the board of directors that may occur. The corporate governance and compliance committee will be responsible for identifying, screening and recommending candidates to the board of directors for membership. In formulating its recommendations, the corporate governance and compliance committee will consider recommendations offered by any stockholder, director or officer of Western Union.

Director Qualifications

General criteria for the nomination of director candidates include experience, integrity, skills, diversity, ability to make independent analytical inquiries, understanding of our business environment, international experience and willingness to devote adequate time to board of directors duties—all in the context of an assessment of the perceived needs of the board of directors at that point in time. It is expected that in exercising its director nomination responsibilities, the corporate governance and compliance committee will consider women and minority candidates consistent with our nondiscrimination policies. Each director will be expected to ensure that other existing and planned future commitments do not materially interfere with the member’s service as a director or committee member.

Code of Ethics

We expect that our Director Code of Conduct, Code of Ethics for Senior Financial Officers, Employee Complaint Policy for Accounting and Auditing Matters, Professional Conduct Policy for Attorneys, and the Employee Code of Conduct will available without charge through the “Governance” portion of our web site, www.westernunion.com, or by writing to the attention of: Investor Relations, The Western Union Company, 12500 East Belford Avenue, Englewood, Colorado 80112.

Compensation of Directors

Cash Compensation

We expect that each outside director (other than our Non-Executive Chairman) will receive the following cash compensation for service on our board of directors and committees of our board of directors:

•	an annual retainer fee of $70,000;

•	an annual retainer fee of $15,000 for the chairperson of each committee of our board of directors other than the audit committee; and

•	an annual retainer fee of $25,000 for the chairperson of the audit committee of our board of directors and $10,000 for each other member of the audit committee of our board of directors.

Directors who also are our employees will not receive any of the compensation described above.

Equity Compensation

Each outside director will have the option of electing to receive all or a portion of the annual retainer fees described above in the form of stock options and fully vested shares of our common stock pursuant to the 2006 Non-Employee Director’s Equity Plan (the “2006 Director’s Plan”), which we intend to adopt, subject to the approval of First Data in its capacity as our sole stockholder.

The purpose of the 2006 Director’s Plan will be to advance the interest of Western Union and its stockholders by encouraging increased stock ownership by our outside directors, in order to promote long-term stockholder value through continuing ownership of our common stock.

We expect that each outside director (other than our Non-Executive Chairman) will receive the following equity compensation under the 2006 Director’s Plan for service on our board of directors and committees of our board of directors:

•	an annual grant of options to purchase shares of our common stock with a value of $66,667;

•	an annual grant of fully vested shares of our common stock with a value of $33,333; and

•	options to purchase shares of our common stock with a value of $66,667 and fully vested shares of our common stock with a value of $33,337 upon initially becoming a director and upon reelection to serve as a director.

Directors who also are our employees will not receive any of the compensation described above.

Compensation of Our Non-Executive Chairman

In lieu of the compensation outlined above for other outside directors, we expect that our Non-Executive Chairman will receive the following compensation:

•	an annual retainer fee of $100,000;

•	an annual grant of options to purchase shares of our common stock with a value of $233,333;

•	an annual grant of fully vested shares of our common stock with a value of $116,667;

•	options to purchase shares of our common stock with a value of $66,667 and fully vested shares of our common stock with a value of $33,337 upon initially becoming our Non-Executive Chairman and upon reelection to serve in such capacity.

Our Non-Executive Chairman will have the option to receive all or a portion of his annual retainer fee in the form of stock options and fully vested shares of our common stock pursuant to our 2006 Director’s Plan.

Reimbursements

Directors will be reimbursed for their expenses incurred in attending board of directors, committee and stockholder meetings, including those for travel, meals and lodging.

Indemnification Agreements

We will enter into director indemnification agreements with each of our outside directors. Consistent with the indemnification rights that will be provided to all of our directors under our amended and restated certificate of incorporation, we will indemnify and hold harmless each outside director to the fullest extent permitted or authorized by the General Corporation Law of the State of Delaware in effect on the date of the agreement or as such laws may be amended or replaced to increase the extent to which a corporation may indemnify its directors.

EXECUTIVE COMPENSATION

Historical Compensation of Executive Officers

The following table contains compensation information for our Chief Executive Officer and four other persons who are our executive officers and who, based on employment with First Data, were the most highly compensated for the year ended December 31, 2005. We will refer to these executive officers as the “named executive officers.” All of the information included in this table reflects compensation earned by the named executive officers for services rendered to First Data and its subsidiaries. Unless the context suggests otherwise, references to “restricted stock,” “restricted stock units” and “stock options” mean shares of First Data common stock and options to purchase First Data common stock, respectively. Amounts shown are for the individuals in their last position with First Data and do not necessarily reflect the compensation which these individuals will earn in their new capacities as our executive officers.

Summary Compensation Table

		Annual Compensation				Long Term Compensation					All Other Compensation ($)(1)
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation($)		Restricted Stock Awards($)		Securities Underlying Options (#)	LTIP Payouts($)
Christina A. Gold	2005	625,000	0	0		2,003,750	(2)	150,000	0		45,295
Chief Executive Officer	2004	500,000	600,000	0		2,040,750	(2)	100,000	0		24,487
	2003	500,000	480,000	0		0		75,000	0		11,004

Guy A. Battista	2005	520,833	0	0		1,402,625	(3)	100,000	963,346	(4)	205,972
Executive Vice President	2004	487,500	450,000	0		2,040,750	(3)	100,000	1,031,293	(5)	168,034
	2003	420,833	235,025	0		0		60,000	492,558	(6)	121,363

William D. Thomas	2005	397,500	120,000	0		0		50,000	578,008	(4)	43,090
President of The Americas	2004	383,333	280,000	296,228	(7)	0		100,000	0		17,661
	2003	350,000	209,371	540,248	(7)	0		50,000	0		18,729

Hikmet Ersek(8)	2005	355,712	99,367	0		0		0	0		25,354
Senior Vice President, Europe/	2004	368,028	197,081	0		0		80,000	0		25,710
Middle East/Africa/South Asia	2003	324,956	117,601	0		0		36,600	0		20,899

Ian Marsh(8)	2005	291,420	75,065	360,762	(9)	0		0	0		29,142
Senior Vice President and Managing Director, Asia	2004 2003	245,007 0	167,558 0	287,901 0	(9)	0 0		55,000 0	0 0		0 0
Pacific Region

(1)	Amounts shown for the named executive officers include contributions by us to defined contribution plans and the dollar value of above market interest accrued in First Data’s Supplemental Incentive Savings Plan. For 2005, these amounts were, respectively, as follows: Ms. Gold: $36,750/$8,545, Mr. Battista: $181,813/$24,159, Mr. Thomas: $39,665/$3,425, Mr. Ersek: $25,354/$0 and Mr. Marsh: $29,142/$0.
(2)	The value at December 31, 2005 of Ms. Gold’s 100,000 shares of restricted stock was $4,288,000. 50,000 shares of Ms. Gold’s restricted stock award vest, if she is still employed by our company at the time, at 25% per year on the anniversary date of the grant (February 23, 2005). The remaining 50,000 shares vest, if she is still employed by our company at the time, on the earlier of (i) February 25, 2009 or (ii) at any time after February 25, 2007 if on each trading day during the previous 30-day period the highest intra-day trading price of the First Data’s common stock on the New York Stock Exchange is equal to or greater than $70.00 per share. Vesting may be accelerated pursuant to the terms of First Data’s 2002 Long-Term Incentive Plan. Dividends on all restricted shares are paid at the same rate as paid to all stockholders; however, the cash dividends accrue during the restriction period(s) and are paid at the time the restrictions on the shares lapse.
(3)

The value at December 31, 2005 of Mr. Battista’s 85,000 shares of restricted stock was $3,644,800. 35,000 shares of Mr. Battista’s restricted stock award vest, if he is still employed by our company at the time, at

25% per year on the anniversary date of the grant (February 23, 2005). The remaining 50,000 shares vest, if he is still employed by our company at the time, on the earlier of (i) February 25, 2009 or (ii) at any time after February 25, 2007 if on each trading day during the previous 30-day period the highest intra-day trading price of First Data’s common stock on the New York Stock Exchange is equal to or greater than $70.00 per share. Vesting may be accelerated pursuant to the terms of First Data’s 2002 Long-Term Incentive Plan. Dividends on all restricted shares are paid at the same rate as paid to all stockholders; however, the cash dividends accrue during the restriction period(s) and are paid at the time the restrictions on the shares lapse.

(4)	2005 LTIP Payout Awards for Mr. Battista and Mr. Thomas represent amounts “banked” at the end of the two-year performance period which ended December 31, 2002.
(5)	2004 LTIP Payout Awards for Mr. Battista represent amounts “banked” at the end of the two-year performance period which ended December 31, 2001.
(6)	2003 LTIP Payout Awards for Mr. Battista represent amounts “banked” at the end of the two-year performance period which ended December 31, 2000.
(7)	2004 amount includes payment of ex-patriate expenses associated with Mr. Thomas’ international assignment which totaled $235,739 and relocation expenses which totaled $59,165. 2003 amount includes payment of ex-patriate expenses associated with Mr. Thomas’ international assignment which totaled $480,436 and relocation expenses which totaled $24,150.
(8)	Compensation for Mr. Ersek and Mr. Marsh is paid in foreign currency which has been converted to U.S. dollars for each year at the exchange rate in effect for the last business day of each year.
(9)	Includes payment of ex-patriate expenses, such as housing, utilities, cost of living allowance and travel, associated with Mr. Marsh’s international assignment which totaled $354,784 in 2005 and $282,934 in 2004.

Stock Option Grants

The following table contains information relating to the First Data stock option grants made in 2005 to the named executive officers. The options are subject to the terms of the First Data 2002 Long-Term Incentive Plan. In connection with the spin-off, we intend to adopt, with the approval of First Data in its capacity as our sole stockholder, the 2006 Western Union Company Long-Term Incentive Plan and, subject to the approval of First Data’s compensation and benefits committee, options to acquire First Data common stock that are outstanding immediately prior to the spin-off and are held by the named executive officers will be converted into substitute options to purchase our common stock.

Options Grants in 2005

	Number of Securities Underlying Option Granted(1)	Percent of Total Options Granted to Employees in Fiscal Year(2)	Exercise or Base Price ($/sh)	Expiration Date
					Grant Date Present Value(3)
Christina A. Gold	150,000	3.67	40.0750	02/23/2015	$2,699,385
Guy A. Battista	100,000	2.45	40.0750	02/23/2015	$1,799,590
William D. Thomas	50,000	1.22	40.0750	02/23/2015	$614,105
Hikmet Ersek	0	N/A	N/A	N/A	N/A
Ian Marsh	0	N/A	N/A	N/A	N/A

(1)	Options were granted under the First Data 2002 Long-Term Incentive Plan and carry an exercise price of 100% of the fair-market value of the underlying First Data common stock on the date of grant and vesting was accelerated on December 22, 2005.
(2)	Based on options to purchase an aggregate of 4,084,600 shares granted to employees of First Data under the First Data 2002 Long-Term Incentive Plan during 2005.
(3)

These values were calculated using the Black-Scholes single option-pricing model, a formula widely used and accepted for valuing traded stock options. Any ultimate value will depend on the market value of our common stock at a future date. First Data uses assumptions that consider all substantive characteristics of the options and are based on an analysis of historical information, external data, and other factors. Assumptions used are based on grant date of the options. The following assumptions were used to calculate the values for grants under the First Data 2002 Long-Term Incentive Plan with the exception of Mr. Thomas: estimated future dividend yield of .567%; expected price volatility of 37.00%; weighted average risk-free rate of return of 4.143%. Estimated future dividend yield of .567%; expected price volatility of 31.40%; weighted average risk-free rate of return of 3.749% was used for Mr. Thomas. See Note 15—“Stock Compensation Plans” to our historical combined financial statements.

Stock Option Exercises

The following table contains information relating to the exercise of options to purchase First Data common stock by the named executive officers in 2005, as well as the number and value of their unexercised options to purchase First Data common stock as of March 31, 2006.

Name and Principal Position	Shares Acquired on Exercise (#)	Value Realized ($)	Shares Subject to Options at March 31, 2006 (#)		Value of Unexercised In-The-Money Options at March 31, 2006(1)
			Exercisable	Unexercisable	Exercisable ($)	Unexercisable ($)
Christina A. Gold	0	0	475,000	250,000	3,425,250	341,250
Guy A. Battista	3,000	71,525	588,332	150,000	8,415,218	204,750
William D. Thomas	84,500	1,064,744	0	32,000	0	88,480
Hikmet Ersek	0	0	167,698	40,000	1,566,196	110,600
Ian Marsh	0	0	55,000	17,000	296,975	47,005

(1)	The amounts shown for options granted under the First Data 2002 Long-Term Incentive Plan reflect the $46.6950 average high and low prices of First Data common stock on March 31, 2006 less the option exercise price, but they do not reflect the impact of taxes.

Restricted Stock

The following table contains information relating to grants of First Data restricted stock made in 2005 to the named executive officers. We expect that, subject to the approval of First Data’s compensation and benefits committee, in connection with the spin-off, outstanding restricted stock awards granted to the named executive officers under the First Data equity compensation plans will be replaced with substitute Western Union restricted stock awards and continue to vest on the same schedule. See “Our Relationship with First Data After the Spin-Off—Employee Matters Agreement.”

	Individual Grants
Name	Number of Restricted Stock Awards Issued		% of Total Restricted Stock issued Employees in 2005(1)	Market Value ($/share)	Total Issue Date Market Value ($)
Christina A. Gold	50,000	(2)	9.09	40.0750	2,003,750
Guy A. Battista	35,000	(2)	6.36	40.0750	1,402,625
William D. Thomas	0		0.00	N/A	N/A
Hikmet Ersek	0		0.00	N/A	N/A
Ian Marsh	0		0.00	N/A	N/A

(1)	Based on aggregate of 550,000 restricted stock awards granted to employees under the First Data Corporation 2002 Long-Term Incentive Plan during 2005.
(2)	Restricted stock award vests, if the executive is still employed by the company at the time, at 25% per year on the anniversary date of the grant. Vesting may be accelerated pursuant to the terms of First Data Corporation’s 2002 Long-Term Incentive Plan.

Defined Benefit Retirement Plan

First Data’s defined benefit retirement plans were frozen in 1997. Mr. Battista has a frozen benefit, which would provide for an annual payment at age 65 of approximately $6,052.32.

Employment Agreement

Western Union Hong Kong Limited, one of our subsidiaries, is party to an employment agreement with Mr. Marsh, pursuant to which Mr. Marsh has served as our Senior Vice President and Managing Director, Asia Pacific, since February 2004. The terms of Mr. Marsh’s employment agreement provide for (i) annual base salary of $280,000, (ii) eligibility to participate in health and welfare benefits programs, (iii) vacation leave, (iv) a car allowance, (v) an international service allowance, (vi) certain allowances related to maintaining a residence, (vii) club membership fees, (viii) certain travel expenses for Mr. Marsh’s children and (ix) tax preparation assistance. Mr. Marsh’s employment agreement also includes non-solicitation, non-competition and confidentiality provisions. Either party may terminate the employment agreement upon one month’s prior written notice, provided that Western Union Hong Kong may terminate the employment agreement for justifiable cause (as defined in the agreement) without prior written notice to Mr. Marsh.

Executive Severance Plan

Effective as of the time of the spin-off, we intend to establish and adopt an executive severance plan for the payment of certain benefits to senior executives, including our named executive officers, upon termination of employment from Western Union and upon a change of control of Western Union.

2006 Western Union Company Long-Term Incentive Plan

We intend to adopt, subject to the approval of First Data, in its capacity as our sole stockholder, the 2006 Western Union Company Long-Term Incentive Plan (the “2006 LTIP”). The purposes of the 2006 LTIP will be (i) to advance the interests of Western Union by attracting and retaining high caliber employees and other key individuals, (ii) to align the interests of Western Union’s stockholders and recipients of awards under the 2006 LTIP by increasing the proprietary interest of such recipients in Western Union’s growth and success and (iii) to motivate award recipients to act in the long-term best interests of Western Union and its stockholders.

Shares Available. [            ] million (            ) shares of our common stock may be subject to awards under the 2006 LTIP, subject to adjustment in the event of a stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off or other similar event.

Eligibility. All employees of Western Union, its subsidiaries and their respective affiliates and other individuals who perform services for Western Union, a subsidiary of Western Union or any of their respective affiliates will be eligible to receive awards. Our compensation and benefits committee will have discretion to select participants and determine the form, amount and timing of each award to such persons, the exercise price or base price associated with the award, the time and conditions of exercise or settlement of the award and all other terms and conditions of an award.

Forms of Awards. Awards under the 2006 LTIP may include one or more of the following types: (i) stock options (both nonqualified and incentive stock options), (ii) stock appreciation rights (“SARs”), (iii) restricted stock awards, (iv) restricted stock unit awards, (v) phantom stock units, (vi) performance grants and (vii) bonus awards.

Options are rights to purchase a specified number of shares of our common stock at a price fixed by our compensation and benefits committee. In the case of purchased stock options, a specified number of nonqualified stock options are offered for grant to selected participants in exchange for a purchase price that is payable at the time of grant. Options generally expire no later than ten years after the date of grant. Options will become exercisable at such time and in such installments as our compensation and benefits committee will determine; however, the minimum vesting period is generally six months. Payment of the option price (sometimes called the exercise price or strike price) must be made in full at the time of exercise in such form as our compensation and benefits committee shall determine. Payment methods will include cash, the exchange of shares already owned, broker-cashless exercise, or a combination of cash and exchange of shares. Incentive stock options may not be granted to any person who is not an employee of Western Union or any parent or subsidiary, as defined in section 424 of the Internal Revenue Code. All incentive stock options must be granted within ten years of the date the 2006 LTIP is approved by our compensation and benefits committee.

A SAR entitles the holder to receive, upon exercise, an amount equal to the positive difference between the fair market value of one share of common stock on the date the SAR is exercised and the exercise price, multiplied by the number of shares of common stock with respect to which the SAR is exercised. The compensation and benefits committee will have the power to determine whether the amount to be paid upon exercise of a SAR will be paid in cash, common stock (including restricted stock) or a combination of cash and common stock.

Restricted stock awards provide for a specified number of shares of common stock subject to a restriction against transfer during a period of time or until performance measures are satisfied, as established by our compensation and benefits committee. Unless otherwise set forth in the agreement relating to a restricted stock award, the holder has all rights as a stockholder of Western Union, including voting rights, the right to receive dividends and the right to participate in any capital adjustment applicable to all holders of common stock; provided, however, that a distribution with respect to shares of common stock will be deposited with Western Union and will be subject to the same restrictions as the shares of common stock with respect to which such distribution was made.

A restricted stock unit award is a right to receive a specified number of shares of our common stock (or the fair market value thereof in cash, or any combination of our common stock and cash, as determined by our compensation and benefits committee), subject to the expiration of a specified restriction period and/or the achievement of any performance measures selected by the compensation and benefits committee, consistent with the terms of the 2006 LTIP. The minimum restriction period is generally one year. The restricted stock unit award agreement will specify whether the award recipient is entitled to receive dividend equivalents with respect to the number of shares of our common stock subject to the award. Prior to the settlement of a restricted stock unit award in our common stock, the award recipient will have no rights as a stockholder of our company with respect to our common stock subject to the award.

Phantom stock units are rights to receive a cash bonus based on the performance of our common stock.

Performance grants are awards whose final value, if any, is determined by the degree to which specified performance measures have been achieved during a performance period set by our compensation and benefits committee. Performance measures that may be used include one or more of the following: the attainment by a share of common stock of a specified value within or for a specified period of time, earnings per share, earnings before interest expense and taxes, return to stockholders (including dividends), return on equity, earnings, revenues, market share, cash flow or cost reduction goals, operating profit, pretax return on total capital, economic value added or any combination of the foregoing. Such criteria and objectives may relate to results obtained by the individual, Western Union, a subsidiary, or an affiliate, or any business unit or division thereof, or may relate to results obtained relative to a specific industry or a specific index. Payment may be made in the form of cash, common stock, restricted stock, restricted stock units or a combination thereof, as specified by our compensation and benefits committee.

Bonus stock awards are shares of our common stock which are vested at the time of grant and are not subject to a restriction period or performance measures.

Termination of Employment. The effect of a participant’s termination of employment on his or her award depends on the reason for such termination. For stock options and SARs, unless otherwise specified in the agreement, termination of employment due to disability or death will result in the option becoming fully vested and exercisable for a period of one year from the date employment terminates or, if earlier, the date on which the option or SAR expires; involuntary termination without cause will result in the option or SAR being exercisable, to the extent vested on the date employment terminates, for a period of three months thereafter or, if earlier, the date on which the option or SAR expires; termination of employment due to retirement will result in the award continuing to vest and will be exercisable until four years following the date of retirement or, if earlier, the date on which the option or SAR expires; termination of employment for reasons other than disability, death, retirement or involuntary termination without cause result in the option or SAR ceasing to vest, and to the extent vested, such stock option or SAR may be exercised until the close of the New York Stock Exchange on the date of termination. If the New York Stock Exchange is closed at the time or on the date of such termination, then such stock option or SAR will be immediately forfeited and canceled.

For restricted stock or restricted stock unit awards, unless otherwise specified in the agreement, termination of employment due to disability or death will cause the restriction period to lapse on the date employment terminates and will result in any performance measures applicable to such award being deemed to have been satisfied at the maximum level; termination of employment for reasons other than disability or death will result in the award being immediately forfeited and canceled.

For performance grants, unless otherwise set forth in the agreement, if a participant’s employment with or service to Western Union terminates during the performance period by reason of disability, retirement or death, the performance period will continue and the participant (or the participant’s executor, administrator, legal representative, beneficiary or similar person, as applicable) may be entitled to a prorated award. The prorated award, if any, will be equal to the value of the award at the end of the performance period multiplied by a fraction, the numerator of which will equal the number of months the participant was employed with or performing services for Western Union during the performance period (fractional months will be ignored) and the denominator of which will equal the number of months in the performance period; provided, however, that such holder, or such holder’s executor, administrator, legal representative, beneficiary or similar person, as applicable, will not be entitled to payment or distribution of such performance grant earlier than the date set forth in the agreement. Unless the agreement specifies otherwise, if a participant’s employment with or service to Western Union terminates during the performance period for a reason other than disability, retirement or death, any unvested portion of the performance grant will be immediately forfeited.

Maximum Award. To the extent necessary for an award to be qualified performance-based compensation under section 162(m) of the Internal Revenue Code, the maximum aggregate number of shares of common stock with respect to which stock options, SARs, restricted stock, restricted stock units or performance grants may be issued to any individual during a calendar year is one-half of one percent of the total number of outstanding shares of common stock of Western Union as of the preceding December 31st. The maximum amount of cash payable during a calendar year to any person in connection with a performance grant is $8,000,000.

Change in Control. As of the effective date of a change in control (a) each outstanding stock option and SAR granted under the 2006 LTIP shall become fully vested and exercisable, (b) the restriction period applicable to each outstanding stock award granted under the plan shall lapse, (c) the performance period applicable to any outstanding performance grant issued under the plan shall lapse, and (d) the performance measures applicable to any outstanding award under the plan shall be deemed to be satisfied at the target level (or if greater, at the performance level actually attained). Each stock option or SAR granted to a holder whose employment is terminated for an eligible reason according to the terms of the Western Union severance policy applicable to the holder as of the effective date of a change in control during the period commencing on and ending twenty-four months after the effective date of the change in control shall remain exercisable by such holder (or his or her legal representative or similar person) until the earlier of (y) the end of the severance period applicable to the holder under such severance policy or, if later, the end of the otherwise applicable post-termination exercise period, or (z) the expiration date of the term of the stock option or SAR.

Federal Income Tax Consequences. A participant to whom a nonqualified stock option is granted will recognize no income at the time of the grant. When the participant exercises a nonqualified stock option, he or she will generally recognize ordinary income equal to the difference, if any, between the fair market value of the common stock received at such time and the exercise price. The tax basis of such shares to the participant will be equal to the exercise price paid plus the amount includable in his or her gross income as compensation. The holding period for such shares will normally commence on the day on which he or she recognizes taxable income in respect of such shares. A participant to whom a purchased stock option is granted will recognize no income at the time of grant. When the participant exercises a purchased stock option, he or she will generally recognize ordinary compensation income equal to the difference, if any, between the fair market value of the common stock he or she receives at such time and the sum of the exercise price for such shares.

A participant to whom an incentive stock option which qualifies under section 422 of the Internal Revenue Code is granted will generally recognize no income at the time of grant or at the time of exercise. However, upon the exercise of an incentive stock option, the excess of the fair market value of the common stock over the exercise price thereof may result in the participant being subject to an alternative minimum tax under applicable provisions of the Internal Revenue Code. In order to obtain incentive stock option treatment for federal income tax purposes, the participant (i) must be an employee of Western Union, a subsidiary of Western Union, or any of their respective affiliates continuously from the date of grant until any termination of employment and (ii) in the event of such a termination, must generally exercise an incentive stock option within three months after such termination. When a participant sells the common stock received upon exercise of an incentive stock option (more than one year after exercise and more than two years after the date of grant of such incentive stock option), he or she will normally recognize a long-term capital gain or loss equal to the difference, if any, between the sale price of such shares at such time and the exercise price. If the participant does not hold such shares for either period, when the participant sells such shares the participant will recognize ordinary compensation income equal to the lesser of (i) the difference, if any, between the fair market value of such shares on the date of exercise and the exercise price, or (ii) the difference, if any, between the sale price and the exercise price. Any other gain or loss on such sale (in addition to the ordinary income mentioned above), will normally be capital gain or loss. The tax basis of such shares to the participant, for purposes of computing such other gain or loss, should be equal to the exercise price paid (plus the amount includable in his gross income as compensation, if any).

The inclusion of SARs in a nonqualified stock option or an incentive stock option will normally not result in taxable income to the participant. At the time of exercise, the participant will normally recognize ordinary compensation income in an amount equal to the cash and the fair market value of the common stock he or she receives to satisfy his or her SAR. The tax basis of any such shares received by the participant pursuant to a SAR should be equal to the amount includable in his gross income as compensation in respect of such shares, and the participant’s holding period therefor should normally commence on the day on which he or she recognizes taxable income in respect of such shares.

A participant granted shares of restricted stock will not recognize taxable income at the time of grant and Western Union will not be allowed a deduction for federal income tax purposes at that time. However, a participant granted such shares may elect to recognize taxable compensation in the year of the grant in an amount equal to the fair market value of the shares at the time of grant by filing a “Section 83(b) election” to such effect with the Internal Revenue Service within 30 days after the date of grant. If shares with respect to which a participant has made the above-described Section 83(b) election are forfeited, no deduction will be allowed to the participant with respect to such forfeiture. If no Section 83(b) election is made, a participant granted shares of restricted stock will recognize taxable compensation in an amount equal to the fair market value of the shares at the time the shares first become transferable. Any dividends paid on shares of restricted stock prior to the date on which the participant recognizes taxable compensation with respect to the shares will be taxable to the participant as additional compensation rather than as ordinary dividends. Subject to a limit on the amount of compensation that can be deducted by Western Union for payments to its senior officers, Western Union will be allowed a deduction for federal income tax purposes at the time the holder of restricted stock recognizes taxable compensation equal to the amount of compensation recognized by such participant. A participant’s basis for shares of restricted stock will be the amount recognized as taxable compensation. A participant’s holding period for such shares will begin on the day after the date the participant recognizes taxable compensation with respect to the shares.

A person who has been granted a restricted stock unit award will not recognize taxable income on the date of grant and Western Union will not be entitled to a deduction at that time. When the restricted stock unit award vests and shares are transferred to the holder, the holder will recognize ordinary income in an amount equal to the fair market value of the transferred shares at such time less any cash consideration which the holder paid for the shares, and Western Union will be entitled to a corresponding deduction. Any gain or loss realized upon the holder’s sale or exchange of the shares will be treated as long-term or short-term capital gain or loss. The holder’s basis for the shares will be the amount recognized as taxable compensation plus any cash consideration which the holder paid for the shares. The holder’s holding period for the shares will begin on the day after the date the shares are transferred to the holder.

A person who has been granted a phantom stock unit will not recognize taxable income on the date of grant and Western Union will not be entitled to a deduction at that time. The recipient will have ordinary income when the cash payment based on the performance of the common stock is payable to the participant upon vesting.

A participant to whom a performance grant award is made should recognize no taxable income at the time such award is made. The participant should recognize taxable income, however, at the time cash, common stock or other Western Union securities or property is paid to the participant pursuant to such award, and the amount of such income should be the amount of such cash and the fair market value at such time of such shares or securities, or property. The tax basis of any such shares, securities or property received by the participant pursuant to a performance grant award should be equal to the amount includable in the participant’s gross income as compensation in respect of such shares, securities or property, and the holding period therefor should normally commence on the day following the date on which the participant recognizes taxable income in respect of such shares, securities or property. Any income equivalents paid to a recipient with respect to his or her performance grant award should generally be regarded for federal income tax purposes as compensation. A participant who receives a bonus stock award will recognize taxable income at the time the bonus stock is awarded.

If the participant is subject to section 16 of the Exchange Act, the tax consequences may be different than those described above. Generally, such a participant will not recognize income on receipt of property such as common stock until he or she is no longer subject to liability with respect to the disposition of such common stock. However, by filing an election under section 83(b) of the Internal Revenue Code with the Internal Revenue Service no later than 30 days after the date of transfer of property, such a participant may elect to be taxed at the time of such transfer.

Any compensation includable in the gross income of a recipient will be subject to appropriate federal income tax withholding.

The company for which a participant is performing services will generally be allowed to deduct amounts that are includable in the income of the participant as ordinary compensation income at the time such amounts are so includable, provided that the amounts qualify as reasonable compensation for personal services actually rendered.

The discussion set forth above is a brief overview of certain United States federal income tax consequences of awards made under the 2006 LTIP. This overview should not be relied upon as being a complete description of the applicable United States federal income tax consequences. In addition, this overview does not address the state, local, foreign or other tax aspects of awards made under the 2006 LTIP or the effect on such awards of guidance that may be issued by the United States Treasury under section 409A of the Internal Revenue Code.

Retirement Savings Plans

Certain of our union employees participate in the Western Union Financial Services, Inc. Retirement Savings Plan for Bargaining Unit Employees (the “Western Union Financial Services 401(k) Plan”). Effective as of the time of distribution, the obligations and assets of the Western Union Financial Services 401(k) Plan will be transferred to a master trust maintained by Western Union. The Western Union Financial Services 401(k) Plan is a tax qualified plan under section 401 of the Internal Revenue Code. The Western Union Financial Services 401(k) Plan permits participants to make pre-tax deferrals of up to 16% of their eligible compensation. Under the Western Union Financial Services 401(k) Plan, we make contributions of 4% of eligible employee compensation. In addition, union employees who make voluntary contributions receive up to a 1.5% matching contribution and a $650 per employee lump-sum contribution per year. In general, participants become vested in these matching and additional contributions over a five-year service period.

Effective as of the time of spin-off, we expect to adopt a defined contribution retirement plan (the “Western Union 401(k) Plan”) for our United States non-union employees, including our executive officers, which will be structured with the intention of qualifying under section 401(a) of the Internal Revenue Code. Under the Western Union 401(k) Plan, participants will be permitted to make pre-tax deferrals of up to the maximum allowable amount under the Internal Revenue Code. In addition, we will make matching contributions equal to 100% of the first 3% of eligible compensation deferred and 50% of the next 2% of eligible compensation deferred.

Supplemental Retirement Plan

Effective as of the time of distribution, we expect to adopt a non-qualified deferred compensation plan (the “Deferred Compensation Plan”) to provide participants with a contribution equal to the difference between the contributions payable to a participant under our 401(k) plan, calculated without regard to the annual benefit and compensation limitations imposed by the Internal Revenue Code, and the maximum contribution allowable to the participant under our 401(k) plan. The Deferred Compensation Plan will be unfunded. Each of the named executive officers will be eligible to participate in the Deferred Compensation Plan.

OWNERSHIP OF OUR STOCK

The following table sets forth the anticipated beneficial ownership of our common stock immediately following the distribution date by each of our directors and named executive officers, and all directors and executive officers as a group, based upon information available to us concerning ownership of First Data common stock on May 15, 2006 (and assuming a distribution ratio of one share of our common stock for each share of First Data common stock except for shares representing First Data stock based awards). The mailing address of each of these individuals is c/o The Western Union Company, 12500 East Belford Avenue, Englewood, CO 80112. As used in this information statement, “beneficial ownership” means that a person has, or may have within 60 days, the sole or shared power to vote or direct the voting of a security and/or the sole or shared investment power with respect to a security (i.e., the power to dispose or direct the disposition of a security). It is expected that, subject to approval by First Data’s compensation and benefits committee, in connection with the spin-off, First Data stock based awards held by these individuals will be converted or replaced, as applicable, to our stock-based awards pursuant to the First Data Corporation 1992 and 2002 Long-Term Incentive Plans and 1993 Director Stock Option Plan. Based on ownership of First Data common stock as of May 15, 2006, no person is expected to be a beneficial owner of five percent or more of our common stock immediately following the distribution date.

Name	Shares to be Owned(1)		First Data Restricted Stock Owned Subject to Replacement(1)	First Data Options Beneficially Owned Subject to Conversion(1)	Percent of Class(2)
Christina A. Gold	11,528	(3)	87,500	475,000	*
Guy A. Battista	2,893		76,250	588,332	*
Hikmet Ersek	1,324		2,184	167,698	*
Ian Marsh	0		1,708	55,000	*
William D. Thomas	0		3,310	0	*
Jack M. Greenberg	1,514		0	86,646	*
All directors and executive officers as a group (11 persons)	18,203		178,585	1,773,566	*

(1)	Except as otherwise noted, the directors and named executive officers, and all directors and executive officers as a group, have sole voting power and sole investment power over the shares listed.
(2)	An asterisk indicates that the percentage of common stock projected to be beneficially owned by the named individual does not exceed one percent of our common stock.
(3)	Includes 20 shares held by Ms. Gold’s husband in a broker-directed account.

DESCRIPTION OF OUR CAPITAL STOCK

Introduction

The following is a summary of information concerning our capital stock. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our certificate of incorporation and our by-laws, and are entirely qualified by those documents, which you must read for complete information on the terms of our capital stock and which are included as exhibits to the registration statement of which this information statement is a part.

Authorized Capital Stock

Immediately following the spin-off, our authorized capital stock will consist of 2,000,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. Based on approximately [•] shares of First Data common stock that we expect to be outstanding on the record date, approximately [•] shares of our common stock will be outstanding immediately following the spin-off. All of the shares of our common stock distributed to First Data stockholders in the spin-off will be validly issued, fully paid and non-assessable.

Common Stock

The holders of our common stock are entitled to one vote per share of common stock held on all matters voted on by our stockholders, including the election of directors, and except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of our common stock will possess all voting power. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available for that purpose. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock would be entitled to share ratably in all assets available for distribution to stockholders.

The holders of our common stock have no preemptive rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any outstanding preferred stock.

We intend to file an application to have our common stock authorized for listing on the New York Stock Exchange under the symbol “WU.”

Wells Fargo Bank Minnesota, National Association will serve as the transfer agent and registrar for our common stock.

Preferred Stock

Our certificate of incorporation will authorize our board of directors, without the approval of our stockholders, to fix the designation, powers, preferences and rights of one or more series of preferred stock, which may be greater than those of our common stock.

We believe that the ability of our board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise.

The issuance of shares of our preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to satisfy certain regulatory requirements or to discourage an unsolicited acquisition proposal. See

“Certain Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and By-Laws.” In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our common stock.

Immediately following the spin-off, no shares of preferred stock will be outstanding and we have no present plans to issue any shares of our preferred stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

First Data has historically performed many corporate functions for us, including treasury, tax administration, accounting, financial reporting, human resources, employee benefits and incentives, legal, procurement and other services. See Note 3—“Related Party Transactions” to our historical combined financial statements.

Also, in connection with the spin-off, we will enter into certain other agreements with First Data to define our ongoing relationship with First Data after the spin-off. These other agreements will define responsibility for obligations arising before and after the distribution date, including, among others, obligations relating to our employees, certain transition services and taxes. See “Our Relationship with First Data After the Spin-Off.”

CERTAIN ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BY-LAWS

Some provisions of our certificate of incorporation and by-laws will contain certain provisions that could make the acquisition of our company by means of a tender offer, proxy contest or otherwise more difficult. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement in their terms.

Certificate of Incorporation and By-Laws

The following is a summary of information concerning our certificate of incorporation and by-laws as they will be in effect immediately following the spin-off. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our certificate of incorporation and our by-laws, and are entirely qualified by those documents, which you must read for complete information on the terms of our certificate of incorporation and by-laws and which are included as exhibits to the registration statement of which this information statement is a part.

Classified board of directors

Our certificate of incorporation will provide that our board of directors will be divided into three classes as nearly equal in number as possible. Class I will initially be elected for a one year term, Class II will initially be elected for a two year term and Class III will initially be elected for a three year term. At each succeeding annual meeting of stockholders beginning in 2007, successors to the class of directors will serve for a three-year term, with each director to hold office until his successor is duly elected and qualified. This structure of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because the staggered terms, together with the removal and vacancy provisions of our certificate of incorporation discussed below, would make it more difficult for a potential acquirer to gain control of our board of directors.

Number of Directors; Filling Vacancies; Removal

Our certificate of incorporation will provide that the number of directors will be between one and fifteen and our board of directors will fix the exact number of directors to comprise our board of directors. A director may only be removed from office for cause by the affirmative vote of holders of a majority of shares of common stock entitled to vote at an election of directors. Additionally, only our board of directors will be authorized to fill any vacancies resulting in our board of directors. As discussed above, these provisions, in combination with the classified board of directors, have the effect of making it difficult for a potential acquirer to gain control of our board of directors.

No Stockholder Action by Written Consent; Special Meetings

Our certificate of incorporation will provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing of such stockholders. Further our certificate of incorporation and by-laws will provide that special meetings may be called only by the chairman of our board of directors, our chief executive officer, our president, our secretary or any officer at the request of our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the entire board of directors. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by an officer at the request of our board of directors or one of the other persons named above.

Advance Notice of Stockholder Nominations and Stockholder Proposals

Our by-laws will have advance notice procedures for stockholders to make nominations of candidates for election as directors or to bring other business before a meeting of the stockholders. The business to be conducted at an annual meeting will be limited to (i) business specified in the notice of meeting (or supplement to the notice) given by or at the direction of our board of directors or a duly authorized committee thereof or (ii) business properly brought before the annual meeting by or at the direction of our board of directors or a duly authorized committee thereof or by a stockholder of record who has given timely written notice to our secretary of that stockholder’s intention to bring such business before such meeting.

Our by-laws will govern stockholder nominations of candidates for election as directors except with respect to the rights of holders of our preferred stock. Under our by-laws, nominations of persons for election to our board of directors may be made at an annual meeting by a stockholder of record on the date of giving notice to our secretary and as of the record date for the determination of stockholders entitled to vote at the meeting if the stockholder submits a timely notice of nomination. A notice of a stockholder nomination will be timely only if it is delivered to us at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, if the annual meeting is called for a date that is not within 30 days prior to or after that anniversary date (or if there has not been an annual meeting in the previous year), notice by the stockholder must be received not later than the close of business on the 10th day following the earlier of the day on which such notice of the date of the annual meeting was mailed or the day of public disclosure of the date of the annual meeting was made.

The notice of a stockholder nomination must contain specified information, including, without limitation:

•	the name and address of the stockholder of record making the nomination;

•	the class or series and number of shares of capital stock owned beneficially or of record by the stockholder;

•	a description of all arrangements or understandings between the stockholder and each candidate to serve as a director and any other person pursuant to which such nomination is made by the stockholder;

•	a representation that the stockholder intends to appear in person or by proxy at the annual meeting to nominate the persons named in its notice;

•	the name, age, business and residence addresses and principal occupation or employment of the stockholder’s candidate;

•	the class or series and number of shares of capital stock owned beneficially or of record by the stockholder’s candidate;

•	the consent of each candidate to serve as a director if so elected; and

•	such other information that would be required to be included in a proxy statement or other filings pursuant to the proxy rules of the SEC.

Our by-laws will govern the notification process of all other stockholder proposals to be brought before an annual meeting. Under our by-laws, notice of a stockholder proposal will be timely only if it is delivered to us at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the date of the immediately preceding annual meeting of stockholders. However, if the annual meeting is called for a date that is not within 30 days prior to or after that anniversary date (or if there has not been an annual meeting in the previous year), notice by the stockholder must be received not later than the close of business on the 10th day following the earlier of the day on which such notice of the date of the annual meeting was mailed or the day of public disclosure of the date of the annual meeting was made.

The notice of a stockholder proposal must contain specified information, including, without limitation:

•	a brief description of the business to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

•	the name and address of the stockholder of record making the proposal;

•	the class or series and number of shares of capital stock owned beneficially or of record by the stockholder;

•	a description of all arrangements or understandings between the stockholder and any other person in connection with the proposal of such business by the stockholder and any material interest of the stockholder in the business; and

•	a representation that the stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the annual meeting.

If the chairman of the meeting determines that the stockholder nomination or proposal was not properly brought before the meeting in accordance with the provisions of our certificate of incorporation or by-laws, as the case may be, that person will not be eligible for election as a director or that business will not be conducted at the meeting, as the case may be.

The advance notice provisions may preclude a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed. Additionally, the advance notice provisions may deter a third party from conducting a solicitation to elect its own slate of directors or approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our stockholders.

Preferred Stock

Our certificate of incorporation will authorize our board of directors, without the approval of our stockholders, to provide for the issuance of all or any shares of our preferred stock in one or more classes or series and to fix the designation, powers, preferences, rights, qualifications, limitations or restrictions of such series of preferred stock, which may be greater than those of our common stock. The issuance of shares of our preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of our common stockholders.

Amendment of the Certificate of Incorporation and By-Laws

Under Delaware law, the stockholders of a corporation have the right to adopt, amend or repeal the by-laws and, with the approval of the board of directors, the certificate of incorporation of a corporation. In addition, under Delaware law, if the certificate of incorporation so provides, the by-laws may be adopted, amended or repealed by the board of directors.

Under Delaware law, the affirmative vote of the holders of a majority of the voting power of all shares of capital stock entitled to vote on the amendment will be required to amend our certificate of incorporation. Our certificate of incorporation also will provide that our board of directors may amend our by-laws.

LIMITATION OF LIABILITY AND INDEMNIFICATION

OF OUR DIRECTORS AND OFFICERS

Limitation of Liability of Directors

Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any breach of their duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law relating to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

The limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

Indemnification of Officers and Directors

Our certificate of incorporation provides that each person who was or is a director shall be indemnified to the fullest extent permitted by Delaware law and further provides that we may, to the extent deemed appropriate by our board of directors and as authorized under Delaware law, indemnify any officers, employees and agents of Western Union. Our by-laws provide that each person who is, or was an officer or employee of Western Union, and each person who is, or was, serving at our request as an officer or employee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, will be indemnified by us, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of Western Union, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The certificate of incorporation provides that this right to indemnification will not be exclusive of any other right which any person may otherwise have or acquire. The certificate of incorporation also permits us to secure and maintain insurance on behalf of any director, officer, employee or agent of Western Union and each person who is, or was, serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against and incurred by such person in any such capacity.

We intend to obtain directors’ and officers’ liability insurance providing coverage to our directors and officers. In addition, we intend to enter into indemnification agreements with each of our outside directors. See “Our Management—Compensation of Directors—Indemnification Agreements.”

2007 ANNUAL MEETING OF STOCKHOLDERS

Our by-laws provide that an annual meeting of stockholders will be held each year on a date specified by our Board of Directors. The first annual meeting of our stockholders after the distribution is expected to be held in [•] of 2007. In order to be considered for inclusion in our proxy materials for the 2007 annual stockholders meeting, any proposals by stockholders must be received at our principal executive offices at The Western Union Company, Attn: Corporate Secretary, [•] prior to [•], 2007. We anticipate commencing the mailing of proxies for the 2007 annual stockholders meeting in [•] 2007. In addition, stockholders at the 2007 annual stockholders meeting may consider nominations for the election of directors brought by a stockholder of record on the record date for the meeting who is entitled to vote at such meeting and who has complied with the advance notice procedures established by our by-laws. A stockholder nomination for the election of directors intended to be brought before the 2007 annual stockholders meeting must be received by our corporate secretary on or after [•], 2007 and on or prior to [•], 2007. See “Certain Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and By-Laws.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement, of which this information statement constitutes a part, under the Exchange Act with respect to our common stock being received by First Data stockholders in the spin-off. This information statement does not contain all of the information set forth in the registration statement. For further information with respect to our business and our common stock being received by First Data stockholders in the spin-off, please refer to the registration statement. While we have provided a summary of the material terms of certain agreements and other documents, the summary does not describe all of the details of the agreements and other documents. In each instance where a copy of an agreement or other document has been filed as an exhibit to the registration statement, please refer to the registration statement. Each statement in this information statement regarding an agreement or other document is qualified in all respects by such exhibit. You may read and copy all or any portion of the registration statement at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC maintains a Web site, http://www.sec.gov, that contains reports, proxy and information statements and other information regarding registrants, such as First Data and Western Union, that file electronically with the SEC. Upon completion of the distribution, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms and the SEC’s Web site.

You also can find additional information about First Data and Western Union at www.firstdata.com and www.westernunion.com, respectively. The information contained in those websites does not constitute a part of this information statement.

We intend to furnish our stockholders with annual reports containing consolidated financial statements (beginning with the year ending December 31, 2006) audited by our independent registered public accounting firm.

You should rely only on the information contained in this information statement and other documents referred to in this information statement. Neither we nor First Data has authorized anyone to provide you with information that is different. This information statement is being furnished by First Data solely to provide information to First Data stockholders who will receive our common stock in the distribution. It is not, and it is not to be construed as, an inducement or encouragement to buy or sell any securities of First Data or Western Union. We and First Data believe that the information presented herein is accurate as of the date hereof. Changes will occur after the date of this information statement, and neither we nor First Data will update the information except to the extent required in the normal course of our respective public disclosure practices and as required pursuant to the federal securities laws.

THE WESTERN UNION COMPANY

Index To Combined Financial Statements and Schedule

Report of Independent Registered Public Accounting Firm	F-2
Combined Balance Sheets as of March 31, 2006 (unaudited) and December 31, 2005 and 2004	F-3
Combined Statements of Income for the three months ended March 31, 2006 and 2005 (unaudited) and for each of the three years in the period ended December 31, 2005	F-4
Combined Statements of Cash Flows for the three months ended March 31, 2006 and 2005 (unaudited) and for each of the three years in the period ended December 31, 2005	F-5
Combined Statements of Net Investment in The Western Union Company for each of the three years in the period ended December 31, 2005 and for the three months ended March 31, 2006 (unaudited)	F-6
Notes to Combined Financial Statements	F-7
Schedule II—Valuation and Qualifying Accounts	F-39

All other financial statement schedules for The Western Union Company have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the respective financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors of

First Data Corporation

We have audited the accompanying Combined Balance Sheets of The Western Union Company as of December 31, 2005 and 2004, and the related Combined Statements of Income, Net Investment in The Western Union Company, and Cash Flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the Index to Combined Financial Statements and Schedule at page F-1. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of The Western Union Company at December 31, 2005 and 2004, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Denver, Colorado

June 1, 2006

THE WESTERN UNION COMPANY

Combined Balance Sheets

(Dollars in millions, except per share amounts)

	March 31, 2006	Pro Forma March 31, 2006	December 31,
			2005	2004
	(unaudited)	(unaudited)
Assets
Cash and cash equivalents	$494.5	$1,178.6	$510.2	$469.7
Settlement assets	877.0	877.0	929.1	716.9
Receivables from affiliated companies, net	87.2	—	185.7	42.6
Notes receivable from affiliated companies	748.8	—	741.3	255.0
Property and equipment, net	91.2	130.8	82.4	70.7
Goodwill	1,618.0	1,618.0	1,618.0	1,343.6
Other intangible assets, net	236.7	236.7	180.4	119.9
Other assets	479.8	494.2	342.0	288.6

Total assets	$4,633.2	$4,535.3	$4,589.1	$3,307.0

Liabilities and net investment in The Western Union Company (stockholders’ deficiency)
Liabilities:
Accounts payable and accrued liabilities	$209.3	$357.9	$238.6	$218.2
Settlement obligations	874.7	874.7	926.7	711.0
Pension obligations	69.3	69.3	69.8	82.9
Deferred tax liability, net	251.6	251.6	244.9	207.0
Notes payable to affiliated companies	64.7	—	163.5	9.9
Other liabilities	148.1	148.1	147.9	169.2
Long-term debt	—	3,600.0	—	—

Total liabilities	1,617.7	5,301.6	1,791.4	1,398.2

Commitments and contingencies (Notes 11 and 12)

Net investment in The Western Union Company (stockholders’ deficiency):
Preferred stock, $0.01 par value; 10 shares authorized pro forma; no shares issued and outstanding pro forma	—	—	—	—
Common stock, $0.01 par value; 2,000 shares authorized pro forma; 765.6 shares issued and outstanding pro forma	—	7.7	—	—
Capital deficiency	—	(715.4)	—	—
Net investment in The Western Union Company	3,074.1	—	2,844.5	1,994.3
Accumulated other comprehensive loss	(58.6)	(58.6)	(46.8)	(85.5)

Total net investment in The Western Union Company (stockholders’ deficiency)	3,015.5	(766.3)	2,797.7	1,908.8

Total liabilities and net investment in The Western Union Company (stockholders’ deficiency)	$4,633.2	$4,535.3	$4,589.1	$3,307.0

See accompanying notes.

THE WESTERN UNION COMPANY

Combined Statements of Income

(Dollars in millions)

	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
Revenues:
Transaction fees	$875.7	$774.9	$3,354.5	$2,988.8	$2,656.4
Foreign exchange revenue	146.3	117.1	530.8	443.7	372.7
Commission and other revenues	28.6	23.5	102.1	91.9	91.7

Total revenues	1,050.6	915.5	3,987.4	3,524.4	3,120.8
Expenses:
Cost of services	557.8	483.6	2,118.9	1,859.4	1,618.6
Selling, general and administrative	172.5	140.4	599.8	576.1	530.0

Total expenses *	730.3	624.0	2,718.7	2,435.5	2,148.6

Operating income	320.3	291.5	1,268.7	1,088.9	972.2
Interest income from affiliates, net	11.5	4.6	24.3	9.1	—
Other income (expense), net	7.1	2.7	10.7	0.1	(2.5)

Income before income taxes	338.9	298.8	1,303.7	1,098.1	969.7
Provision for income taxes	109.3	92.9	405.5	346.0	331.0

Net income	$229.6	$205.9	$898.2	$752.1	$638.7

*	As further described in Note 3, total expenses include amounts paid to related parties of $95.0 million and $82.9 million for the three months ended March 31, 2006 and 2005, respectively, and $344.0 million, $263.4 million and $211.2 million for the years ended December 31, 2005, 2004 and 2003, respectively.

See accompanying notes.

THE WESTERN UNION COMPANY

Combined Statements of Cash Flows

(Dollars in millions)

	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
Cash flows from operating activities
Net income	$229.6	$205.9	$898.2	$752.1	$638.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	24.6	19.8	79.5	79.2	78.4
Deferred income tax provision	8.3	7.4	14.0	46.6	65.4
Other non-cash items, net	8.2	4.5	25.8	13.9	18.7
Increase (decrease) in cash, excluding the effects of acquisitions and dispositions, resulting from changes in:
Other assets	(27.3)	4.2	4.0	(6.3)	(27.5)
Accounts payable and accrued liabilities	(28.6)	(4.2)	(17.9)	(6.3)	(11.8)
Other liabilities	(1.7)	(5.5)	(1.3)	27.8	0.1

Net cash provided by operating activities	213.1	232.1	1,002.3	907.0	762.0

Cash flows from investing activities
Capitalization of contract costs	(69.0)	(1.9)	(22.5)	(7.3)	(57.7)
Capitalization of software development costs	(0.8)	(1.5)	(7.7)	(15.7)	(18.5)
Purchases of property and equipment	(20.2)	(6.1)	(34.8)	(26.5)	(23.6)
Notes receivable issued to agents	(140.0)	(4.4)	(8.4)	—	—
Acquisition of businesses, net of cash acquired, and contingent purchase consideration paid	—	—	(349.1)	(28.7)	(43.7)
Purchase of equity method investments	—	(5.4)	(5.4)	(42.0)	—

Net cash used in investing activities	(230.0)	(19.3)	(427.9)	(120.2)	(143.5)

Cash flows from financing activities
Advances from (to) affiliated companies	107.5	(205.9)	(153.2)	250.0	(359.0)
Capital contributed by parent in connection with acquisitions	—	—	369.2	28.7	44.1
Proceeds from notes payable issued to affiliated companies	—	—	400.1	255.0	9.9
Repayments of notes payable to affiliated companies	(98.8)		(246.5)	(255.0)	—
Additions to notes receivable from affiliated companies	(7.5)	—	(504.7)	(255.0)	—
Proceeds from repayments of notes receivable from affiliated companies	—	—	18.4	—	—
Dividends to parent company	—	—	(417.2)	(675.5)	(324.2)

Net cash provided by (used in) financing activities	1.2	(205.9)	(533.9)	(651.8)	(629.2)

Net change in cash and cash equivalents	(15.7)	6.9	40.5	135.0	(10.7)
Cash and cash equivalents at beginning of period	510.2	469.7	469.7	334.7	345.4

Cash and cash equivalents at end of period	$494.5	$476.6	$510.2	$469.7	$334.7

Supplemental cash flow information
Interest paid	$—	$—	$0.1	$0.1	$0.1
Income taxes paid (primarily to parent company)	101.1	84.8	383.6	294.8	275.8

See accompanying notes.

THE WESTERN UNION COMPANY

Combined Statements of Net Investment in The Western Union Company

(Dollars in millions)

	Net Investment in The Western Union Company	Accumulated Other Comprehensive Income (Loss)	Total Net Investment in The Western Union Company	Comprehensive Income (loss)
Balance at December 31, 2002	$1,530.4	$(59.7)	$1,470.7
Net Income	638.7		638.7	$638.7
Dividends	(324.2)		(324.2)
Capital contributed by parent in connection with acquisitions	44.1		44.1
Other comprehensive income (loss):
Unrealized losses on investment securities, net of tax		(1.4)	(1.4)	(1.4)
Foreign currency translation adjustment, net of tax		11.1	11.1	11.1
Unrealized losses on hedging activities, net of tax		(4.6)	(4.6)	(4.6)
Minimum pension plan liability, net of tax		(5.1)	(5.1)	(5.1)

Comprehensive income				$638.7

Balance at December 31, 2003	1,889.0	(59.7)	1,829.3
Net income	752.1		752.1	$752.1
Dividends	(675.5)		(675.5)
Capital contributed by parent in connection with acquisitions	28.7		28.7
Other comprehensive income (loss):
Unrealized losses on investment securities, net of tax		(3.0)	(3.0)	(3.0)
Foreign currency translation adjustment, net of tax		1.7	1.7	1.7
Unrealized losses on hedging activities, net of tax		(10.9)	(10.9)	(10.9)
Minimum pension plan liability, net of tax		(13.6)	(13.6)	(13.6)

Comprehensive income				$726.3

Balance at December 31, 2004	1,994.3	(85.5)	1,908.8
Net income	898.2		898.2	$898.2
Dividends	(417.2)		(417.2)
Capital contributed by parent in connection with acquisitions	369.2		369.2
Other comprehensive income (loss):
Unrealized losses on investment securities, net of tax		(2.2)	(2.2)	(2.2)
Foreign currency translation adjustment, net of tax		(4.8)	(4.8)	(4.8)
Unrealized gains on hedging activities, net of tax		40.8	40.8	40.8
Minimum pension plan liability, net of tax		4.9	4.9	4.9

Comprehensive income				$936.9

Balance at December 31, 2005	2,844.5	(46.8)	2,797.7
Net income (unaudited)	229.6		229.6	229.6
Other comprehensive income (loss) (unaudited):
Unrealized losses on investment securities, net of tax		(0.1)	(0.1)	(0.1)
Foreign currency translation adjustment, net of tax		—	—	—
Unrealized losses on hedging activities, net of tax		(11.7)	(11.7)	(11.7)

Comprehensive income (unaudited)				$217.8

Balance at March 31, 2006 (unaudited)	$3,074.1	$(58.6)	$3,015.5

See accompanying notes.

THE WESTERN UNION COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2005 (unaudited) and

the Years Ended December 31, 2005, 2004 and 2003

1. Distribution, Description of Business and Basis of Presentation

Distribution and Description of the Business

On January 26, 2006, First Data Corporation (“First Data”) announced that its board of directors had authorized in principle the separation of its money transfer and consumer payments businesses into an independent publicly traded company, The Western Union Company, through a spin-off of 100% of the common stock of The Western Union Company to the holders of record of First Data’s common stock (the “Distribution”). The Distribution will be pursuant to a separation and distribution agreement by which First Data will contribute to The Western Union Company the subsidiaries that operate its money transfer and consumer payments businesses and its interest in a Western Union money transfer agent, as well as related assets, including intellectual property and real estate (together with the subsidiaries and other assets to be contributed by First Data, “Western Union” or the “Company”). The spin-off is intended to be tax free to the stockholders and to First Data and Western Union. First Data will distribute all of the shares of Western Union common stock as a dividend on First Data common stock as of the record date for the Distribution. First Data and Western Union will each be independent and have separate public ownership, boards of directors and management. The Distribution is subject to final approval by First Data’s board of directors, which approval is subject to, among other things, receipt of a private letter ruling from the Internal Revenue Service and an opinion of Sidley Austin LLP, counsel to First Data (or other nationally recognized tax counsel), in each case with respect to the tax-free nature of the spin-off. Completion is expected in the fourth quarter of 2006. The Western Union Company was incorporated in Delaware as a wholly owned subsidiary of First Data on February 17, 2006; 1,000 shares of the common stock of Western Union, par value $0.01 per share, were authorized and 100 shares are issued and outstanding. The Company will increase the number of shares of its common stock to facilitate the Distribution.

The Western Union business consists of the following services:

•	Consumer-to-consumer provides money transfer services between consumers, primarily through a global network of third-party agents using its multi-currency, real-time money transfer processing systems. This service is available for both intra-country transfers—that is, money transfers from one location to another in the same country—and internationally—that is, the transfer of funds into or out of the country.

•	Consumer-to-business focuses on payments from consumers to businesses and other organizations that receive consumer payments, including utilities, auto finance companies, mortgage servicers, financial service providers and government agencies, through Western Union networks of third-party agents and various electronic channels. This service is generally available only inside a particular country, although in some instances Western Union provides the ability for senders to make payments from one country to another.

•	Other includes the Company’s money order business and prepaid services. The Company sells Western Union branded money orders issued by Integrated Payment Systems Inc. (“IPS”), a subsidiary of First Data, to consumers at non-bank retail locations. Western Union’s prepaid service business markets a Western Union branded prepaid debit card, and a Western Union branded phone card, and provides top-up services for third parties that allow consumers to pay in advance for mobile phone and other services.

The primary entities providing the services described above to be distributed in connection with the spin-off are Western Union Financial Services, Inc. (“WUFSI”), Vigo Remittance Corp. (“Vigo”), Orlandi Valuta, E Commerce Group and Paymap Inc., as well as the Convenience Pay and money order services. There are

THE WESTERN UNION COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

the Years Ended December 31, 2005, 2004 and 2003

additional legal entities included with the Distribution that do not have significant operating activity including First Financial Management Corporation (“FFMC”), WUFSI’s parent company.

Various aspects of the Company’s services and businesses are subject to U.S. federal, state and local regulation, as well as regulation by foreign jurisdictions, including banking regulations in certain foreign countries.

As of March 31, 2006, Western Union has two four-year labor contracts (both expiring August 6, 2008) with the Communications Workers of America, AFL-CIO representing approximately 23% of the Company’s workforce.

Basis of Presentation

The accompanying combined financial statements were prepared in connection with the Distribution. The accompanying combined financial statements reflect the combined historical results of operations, financial position and cash flows of the First Data subsidiaries that operate its money transfer and consumer payments businesses and a Western Union money transfer agent in which First Data holds an interest, as described above under the caption “Distribution and Description of the Business,” as if such businesses had been combined for all periods presented. All significant intercompany transactions and accounts have been eliminated. The assets and liabilities have been reflected in these combined financial statements on a historical basis, as prior to the Distribution all of the assets and liabilities presented are 100% owned by First Data and are being transferred within the First Data consolidated group. Management believes the assumptions underlying the combined financial statements, including the assumptions around allocating general corporate overhead costs from First Data (Note 3), are reasonable. However, these combined financial statements do not include all of the actual expenses that would have been incurred had Western Union been a stand-alone entity during the periods presented and do not reflect Western Union’s combined results of operations, financial position and cash flows had Western Union been a stand-alone company during the periods presented.

Due to the limited number of shares outstanding of Western Union prior to the Distribution, earnings per share has not been presented in these combined financial statements.

The accompanying Combined Balance Sheets are unclassified due to the short-term nature of Western Union’s settlement obligations, contrasted with its ability to invest cash awaiting settlement in long-term investment securities.

Unaudited Interim Financial Information

The accompanying unaudited combined financial statements as of March 31, 2006 and for the three months ended March 31, 2006 and 2005 have been prepared in accordance with accounting principles generally accepted in the United States (“U.S.”) and with the instructions to Form 10-Q and Article 10 of Regulation S-X. The unaudited combined financial statements as of March 31, 2006 and for the three month periods ended March 31, 2006 and 2005 have been prepared on the same basis as the combined financial statements as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 included herein, and in the opinion of management, reflect all adjustments, consisting only of normal and recurring accruals, considered necessary to present fairly the Company’s combined financial position as of March 31, 2006 and the combined results of its operations and its cash flows for the three month periods ended March 31, 2006 and 2005. The combined results of operations for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006 or for any other period.

THE WESTERN UNION COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

the Years Ended December 31, 2005, 2004 and 2003

Unaudited Pro Forma Information

The unaudited Pro Forma Combined Balance Sheet as of March 31, 2006 displays the pro forma effect of the Distribution as if it had occurred on March 31, 2006. Such unaudited Pro Forma Combined Balance Sheet gives effect to the assumed issuance by Western Union of $3.6 billion in debt, the satisfaction of the amounts contributed/owed between First Data and Western Union, the issuance by Western Union to First Data shares of Western Union common stock, the distribution of such shares to the holders of First Data common stock, and the transfer between First Data and Western Union of certain assets and liabilities related to the Company’s and First Data’s businesses.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of combined financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation

Western Union utilizes the equity method of accounting when it has an ownership interest of between 20% and 50% in an entity, provided it is able to exercise significant influence over the entity’s operations.

Western Union consolidates financial statements when it will absorb a majority of an entity’s expected losses or residual returns or when it has the ability to exert control over the entity. Control is normally established when ownership interests exceed 50% in an entity. However, when Western Union does not have the ability to exercise control over a majority-owned entity as a result of other investors having contractual rights over the management and operations of the entity, it accounts for the entity under the equity method. As of December 31, 2005 and 2004, there were no greater-than-50%-owned affiliates whose financial statements were not consolidated.

Fair Value of Financial Instruments

Carrying amounts for Western Union financial instruments, including cash and cash equivalents, settlement assets (other than investment securities) and settlement obligations, approximate fair value due to their short maturities. Investment securities, included in settlement assets, are carried at fair market value and are considered available for sale (Note 6).

Cash and Cash Equivalents

Highly liquid investments (other than those included in settlement assets) with maturities of three months or less at the date of purchase (that are readily convertible to cash) are considered to be cash equivalents and are stated at cost, which approximates market value.

Western Union maintains cash and cash equivalent balances with various financial institutions. Western Union limits the concentration of its cash and cash equivalents with any one institution; however, such balances may at times exceed federal insurance limits. Western Union periodically evaluates the credit worthiness of these institutions to minimize risk.

THE WESTERN UNION COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

the Years Ended December 31, 2005, 2004 and 2003

Allowance for Doubtful Accounts

Western Union records an allowance for doubtful accounts when it is probable that the related receivable balance will not be collected based on its history of collection experience, known collection issues, such as agent suspensions and bankruptcies, and other matters the Company identifies in its routine collection monitoring. The allowance for doubtful accounts was $8.4 million and $13.3 million at December 31, 2005 and 2004, respectively.

Settlement Assets and Obligations

Settlement assets represent funds received or to be received from agents for unsettled money transfers and consumer payments. Western Union records corresponding settlement obligations relating to amounts payable under money transfer and payment service arrangements.

Settlement assets are comprised of cash and cash equivalents, receivables from selling agents and investment securities. Cash received by Western Union agents generally becomes available to Western Union within one week after initial receipt by the agent. Cash equivalents consist of short-term time deposits, commercial paper and other highly liquid investments. Receivables from selling agents represent funds collected by such agents, but in transit to Western Union. Western Union has a large and diverse agent base, thereby reducing the credit risk of the Company from any one agent. In addition, Western Union performs ongoing credit evaluations of its agents’ financial condition and credit worthiness. See Note 6 for information concerning the Company’s investment securities.

Settlement obligations consist of money transfer and payment service payables and payables to agents. Money transfer payables represent amounts to be paid to transferees when they request their funds. Payment service payables represent amounts to be paid to utility companies, collection agencies, finance companies, mortgage servicers, government entities and others. Most agents typically settle with transferees first and then obtain reimbursement from Western Union. Due to the agent funding and settlement process, payables to agents represent amounts due to agents for money transfers that have been settled with transferees.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation, which is computed using the straight-line method over the lesser of the estimated life of the related assets (generally three to 10 years) or the lease term. Maintenance and repairs, which do not extend the useful life of the respective assets, are charged to expense as incurred.

Deferred Customer Set Up Costs

The Company capitalizes direct incremental costs associated with the enrollment of customers in the Equity Accelerator program, a service that allows consumers to complete ACH transactions to make recurring mortgage payments. Deferred customer set up costs, included in “Other assets” in the Combined Balance Sheets, are amortized to “Cost of services” in the Combined Statements of Income over the length of the customer’s expected participation in the program (generally five to seven years). Actual customer attrition data is assessed at least annually and the amortization period is adjusted prospectively.

THE WESTERN UNION COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

the Years Ended December 31, 2005, 2004 and 2003

Goodwill

Goodwill represents the excess of purchase price over the fair value of tangible and other intangible assets acquired, less liabilities assumed arising from business combinations. The Company’s annual goodwill impairment test did not identify any goodwill impairment in 2004 or 2003; however, Western Union recorded a goodwill impairment charge of $8.7 million in 2005 due to a change in strategic direction relating to one of its majority owned prepaid businesses (Note 4). The majority of goodwill on Western Union’s Combined Balance Sheets arose in connection with FFMC’s acquisition of WUFSI in November 1994. FFMC is WUFSI’s direct parent company and was acquired by First Data in October 1995.

Other Intangible Assets

Other intangible assets primarily consist of contract costs (primarily contracts associated with agent relationships) and software. Other intangible assets are amortized on a straight-line basis over the length of the contract or benefit periods. Included in “Cost of services” in the Combined Statements of Income is amortization expense of approximately $47.5 million, $45.2 million and $42.6 million for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company capitalizes initial payments for new and renewed agent contracts to the extent recoverable through future operations, contractual minimums and/or penalties in the case of early termination. The Company’s accounting policy is to limit the amount of capitalized costs for a given contract to the lesser of the estimated ongoing future cash flows from the contract or the termination fees the Company would receive in the event of early termination of the contract.

The Company develops software that is used in providing services. Software development costs are capitalized once technological feasibility of the software has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when the Company has completed all planning, designing, coding and testing activities that are necessary to determine that a product can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the product is available for general use. Software development costs and purchased software are amortized over a term of three to five years.

The following table provides the components of other intangible assets (in millions):

	December 31, 2005			December 31, 2004
	Weighted- Average Amortization Period (in years)	Initial Cost	Net of Accumulated Amortization	Initial Cost	Net of Accumulated Amortization
Capitalized contract costs	5.3	$118.2	$56.7	$105.5	$56.1
Acquired contracts	8.8	55.0	42.0	21.7	12.1
Acquired trademarks	25.0	28.6	28.0	—	—
Developed software	4.2	57.2	16.0	57.2	25.0
Purchased or acquired software	3.4	38.4	15.9	28.0	12.4
Other intangibles	8.9	38.3	21.8	27.0	14.3

Total other intangibles	7.8	$335.7	$180.4	$239.4	$119.9

THE WESTERN UNION COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

the Years Ended December 31, 2005, 2004 and 2003

The estimated future aggregate amortization expense for existing other intangible assets as of December 31, 2005 is expected to be $50.4 million in 2006, $36.5 million in 2007, $19.3 million in 2008, $12.5 million in 2009, $8.9 million in 2010 and $52.8 million thereafter.

Other intangible assets are reviewed for impairment on an annual basis and whenever events indicate that their carrying amount may not be recoverable. In such reviews, estimated undiscounted cash flows associated with these assets or operations are compared with their carrying values to determine if a write-down to fair value (normally measured by the present value technique) is required. Western Union did not record any impairment related to other intangible assets during the years ended December 31, 2005, 2004 and 2003.

Revenue Recognition

The majority of the Company’s revenues are comprised of consumer money transfer transaction fees that are based on the principal amount of the money transfer and the locations from and to which funds are transferred. Consumer money transfer transaction fees are set by the Company and recorded as revenue at the time of sale. In certain consumer money transfer transactions involving different send and receive currencies, the Company generates revenue based on the difference between the exchange rate set by Western Union to the consumer and the rate at which Western Union is able to acquire currency. This foreign exchange revenue is recorded at the time the related transaction fee revenue is recognized.

The Company also offers several consumer-to-business payment services, including payments from consumers to utility companies, collection agencies, finance companies, mortgage servicers, government entities and others. Revenues for these services are primarily derived from transaction fees, which are recorded as revenue when payments are sent to the intended recipients.

The Company’s Equity Accelerator service requires a consumer to pay an upfront enrollment fee to participate in this mortgage payment service. These enrollment fees are deferred and recognized into income over the length of the customer’s expected participation in the program. Actual customer attrition data is assessed at least annually and the period over which revenue is recognized is adjusted prospectively. Many factors impact the duration of the expected customer relationship, including interest rates, refinance activity and trends in consumer behavior.

The Company sells money orders issued by IPS under the Western Union brand and manages the agent network through which such money orders are sold. Western Union recognizes monthly commissions from IPS based on a fixed investment yield on the average investable balance resulting from the sale of money orders. Western Union also recognizes transaction fees received, collected by IPS and remitted to Western Union at the time a money order is issued to the consumer.

Loyalty Program

Western Union operates a loyalty program which consists of points that are awarded to program participants. Such points may be redeemed for either a discount on future money transfers or merchandise. Costs associated with such discounts and merchandise are recognized based upon expected redemption rates and are reflected as a reduction of revenue for discounts and “Selling, general and administrative” expenses for awarded merchandise in the Combined Statements of Income.

THE WESTERN UNION COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

the Years Ended December 31, 2005, 2004 and 2003

Cost of Services

Cost of services consists of costs directly associated with providing services to consumers, including commissions paid to agents, which are generally recognized at the time of sale. Some agents outside the U.S. also receive additional commissions based on a portion of the foreign exchange revenue associated with money transfer transactions. Other costs included in costs of services include personnel, software, equipment, telecommunications, bank fees, depreciation and amortization, and other operating expenses incurred in connection with providing money transfers and other payment services.

Advertising Costs

Advertising costs, which are included in “Selling, general and administrative” expenses in the Combined Statements of Income, are expensed as incurred or at the time the advertising first takes place. Advertising costs for the years ended December 31, 2005, 2004 and 2003 were $243.3 million, $227.9 million and $183.5 million, respectively.

Income Taxes

Western Union’s taxable income has historically been included in the consolidated U.S. federal income tax return of First Data and also in a number of state income tax returns, which are filed as consolidated returns. Western Union files its own separate tax returns in foreign jurisdictions. Western Union’s provision for income taxes has been computed as if it were a separate tax-paying entity. Federal and state income taxes payable are remitted to First Data. The state and other income tax provisions represent applicable taxes payable to the various jurisdictions in which Western Union operates. Foreign taxes are paid in each respective jurisdiction locally.

Western Union accounts for income taxes under the liability method, which requires that deferred tax assets and liabilities be determined based on the expected future income tax consequences of events that have been recognized in the combined financial statements.

Deferred tax assets and liabilities are recognized based on temporary differences between the combined financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

Foreign Currency Translation

The U.S. dollar is the functional currency for all of Western Union’s businesses except certain investments located primarily in the United Kingdom, Ireland and Argentina. Foreign currency denominated assets and liabilities for those entities for which the local currency is the functional currency are translated into U.S. dollars based on exchange rates prevailing at the end of the period. Revenues and expenses are translated at average exchange rates prevailing during the period. The effects of foreign exchange gains and losses arising from the translation of assets and liabilities of those entities where the functional currency is not the U.S. dollar are included as a component of accumulated other comprehensive income or loss. Foreign currency translation gains and losses on assets and liabilities of foreign operations in which the U.S. dollar is the functional currency are recognized in operations.

THE WESTERN UNION COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

the Years Ended December 31, 2005, 2004 and 2003

Derivative Financial Instruments

Western Union utilizes derivative instruments to mitigate foreign currency risk related to future revenues. Western Union recognizes all derivative financial instruments that are designated and qualify as a cash flow hedge as assets or liabilities at fair value and has reported such amounts in the “Other assets” or “Other liabilities” captions in the Combined Balance Sheets. Generally, Western Union’s foreign currency hedges qualify as hedges of future cash flows and, accordingly, the change in fair value is recorded as a component of accumulated other comprehensive income or loss and recognized in earnings in the period or periods in which the hedged item affects earnings.

The estimated fair value of Western Union’s derivative financial instruments is based on market and dealer quotations. Accordingly, these estimated values may not be representative of actual values that could have been realized as of December 31, 2005 or 2004 or that will be realized in the future.

Stock-Based Compensation

Western Union participates in First Data’s stock-based compensation plans that provide for the granting of First Data stock options, restricted stock awards and employee stock purchase plan rights to employees and other key individuals who perform services for the Company.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment” (“SFAS 123R”), using the modified prospective method. SFAS 123R requires all stock-based compensation to employees be measured at fair value and expensed over the requisite service period and also requires an estimate of forfeitures when calculating compensation expense. The Company recognizes compensation cost on awards with graded vesting on a straight-line basis over the requisite service period for the entire award. In accordance with the Company’s chosen method of adoption, results for prior periods have not been adjusted. Prior to the adoption of SFAS 123R, the Company followed Accounting Principles Board (“APB”) Opinion No. 25 which accounts for stock-based payments to employees using the intrinsic value method and, as such, generally recognized no compensation cost for employee stock options. Refer to Note 15 for additional discussion regarding details of the Company’s stock-based compensation plans and the adoption of SFAS 123R.

3. Related Party Transactions

Related Party Transactions with First Data

The Combined Statements of Income include expense allocations for certain corporate functions historically provided to Western Union by First Data. If possible, these allocations were made on a specific identification basis. Otherwise, the expenses related to services provided to Western Union by First Data were allocated to Western Union based on relative percentages, as compared to First Data’s other businesses, of headcount or other appropriate methods depending on the nature of each item of cost to be allocated.

Charges for functions historically provided to Western Union by First Data are primarily attributable to First Data’s performance of many shared services that the Company benefits from such as treasury, tax, accounting and reporting, mergers and acquisitions, risk management, legal, internal audit, procurement, human resources, investor relations and information technology. The Company also participates in certain First Data insurance, benefit and incentive plans, and it receives services directly related to the operations of its businesses such as call center services, credit card processing, printing and mailing. The Combined Statements of Income reflect charges

THE WESTERN UNION COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

the Years Ended December 31, 2005, 2004 and 2003

from First Data and its affiliates for these services of $48.2 million and $42.9 million for the three months ended March 31, 2006 and 2005, respectively, and $166.3 million, $158.3 million and $142.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. Certain of these services will continue to be provided subsequent to the Distribution for varying periods. Included in the charges above are amounts recognized for stock-based compensation expense (Note 15), as well as net periodic benefit income associated with the Company’s pension plans (Note 10).

As of December 31, 2005 and 2004, the Company has notes payable to First Data subsidiaries of approximately $163.5 million and $9.9 million, respectively. Included in “Receivables from affiliated companies, net” in the Combined Balance Sheets, the Company has accrued interest payable on these notes of $4.1 and $1.0 million as of December 31, 2005 and 2004, respectively. Included in “Interest income from affiliates, net” in the Combined Statements of Income for the years ended December 31, 2005 and 2004 was interest expense of $4.5 million and $6.4 million, respectively. No interest expense was incurred for the year ended December 31, 2003. These notes bear interest at rates ranging from 3.89% to 8.375% annually.

As of December 31, 2005 and 2004, the Company has notes receivable from First Data subsidiaries of approximately $741.3 million and $255.0 million, respectively. These notes were made to finance certain international acquisitions made by these First Data subsidiaries. Included in “Receivables from affiliated companies, net” in the Combined Balance Sheets, the Company has accrued interest receivable on these notes of $7.8 million and $8.3 million as of December 31, 2005 and 2004, respectively. Included in “Interest income from affiliates, net” in the Combined Statements of Income for the years ended December 31, 2005 and 2004 was interest income of $28.8 million and $15.5 million, respectively. There was no interest income on notes receivable from affiliates during 2003. These notes bear interest at rates ranging from 3.45% to 7.0% annually.

During the years ended December 31, 2005, 2004 and 2003, Western Union received transaction fee and commission revenue from IPS in connection with the sale and distribution of money orders through its agent network of approximately $63.9 million, $60.5 million and $61.4 million, respectively.

Other Related Party Transactions

The Company has ownership interests in certain of its agents, all of which are accounted for under the equity method of accounting. The Company pays these agents, as it does its other agents, commissions for money transfer and other services provided on the Company’s behalf. Commissions paid to these agents, from the date of investment, for the three months ended March 31, 2006 and 2005 totaled $46.8 million and $40.0 million, respectively, and for the years ended December 31, 2005, 2004 and 2003 totaled $177.7 million, $105.1 million and $69.0 million, respectively.

Richard Kiphart, a director of First Data, is the manager of the corporate finance department and a principal at William Blair & Company, L.L.C. (“William Blair”). Prior to First Data’s acquisition of GMT Group, Inc. (“GMT”), the parent company of Vigo, in October 2005 (Note 4), GMT hired William Blair to advise it in connection with its consideration of the proposed acquisition and to provide a fairness opinion in connection with the acquisition. GMT paid William Blair a fee of $2.8 million upon completion of the acquisition and reimbursed William Blair for all of its out of pocket expenses reasonably incurred by it in connection with its services (including fees and expenses of its counsel). GMT has also agreed to indemnify William Blair against potential liabilities arising out of its engagement.

THE WESTERN UNION COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

the Years Ended December 31, 2005, 2004 and 2003

4. Acquisitions

In October 2005, First Data acquired 100% of GMT, the owner of Vigo, a provider of consumer-to-consumer money transfer services to various countries with nearly 18,000 agent locations, for approximately $369.2 million, including cash acquired of $20.1 million. GMT is being contributed to Western Union in connection with the Distribution and the purchase price is reflected as a capital contribution in the Combined Statements of Net Investment in The Western Union Company. The results of Vigo’s operations have been included in the combined financial statements since the acquisition date. The purchase price allocation resulted in $78.4 million of identifiable intangible assets, which are being amortized over 3.5 to 11 years, except for acquired trademarks aggregating $28.6 million, which are being amortized over 25 years. Goodwill of $283.1 million was recorded in connection with the acquisition of GMT, none of which is expected to be deductible for tax purposes. The purchase price allocation is preliminary and subject to the finalization of certain liabilities.

In 2004, the Company purchased 30% equity interests in two of its international money transfer agents. The aggregate consideration paid during 2004 for these agents was $42.0 million, net of $5.4 million of holdback reserves to cover claims arising from the acquisitions, which was paid in 2005 upon successful resolution of the related claims. The aggregate purchase price allocation for these acquisitions resulted in $12.9 million of identifiable intangible assets, which are being amortized over three to seven years. Western Union’s investments in these agents are accounted for under the equity method of accounting.

In August 2003, the Company acquired a 51% ownership interest in Eposs Limited (“Eposs”), a United Kingdom-based seller of cellular prepaid products in Europe, for approximately $12.2 million, including cash acquired of $9.2 million. The purchase price allocation resulted in identifiable intangible assets of $7.2 million, which were being amortized over three to nine years, and goodwill of $28.0 million. In the fourth quarter of 2005, Western Union recorded a goodwill impairment charge of $8.7 million due to a change in strategic direction. The Company’s majority interest in Eposs was sold on April 28, 2006 and the fair value of net assets on disposition approximated the net book value subsequent to the recognition of the impairment charge noted above.

The pro forma impact of all acquisitions on net income in 2005, 2004 and 2003 was immaterial.

The following table presents changes to goodwill for the years ended December 31, 2005 and 2004 (in millions):

	Consumer-to- Consumer	Consumer-to- Business	Other	Total
January 1, 2004 balance	$1,098.1	$159.5	$38.7	$1,296.3
Purchase price adjustments and contingent consideration paid	—	35.6	11.7	47.3

December 31, 2004 balance	1,098.1	195.1	50.4	1,343.6
Acquisitions	283.1	—	—	283.1
Impairments	—	—	(8.7)	(8.7)

December 31, 2005 balance	$1,381.2	$195.1	$41.7	$1,618.0

The terms of certain of the Company’s acquisition agreements provide for additional consideration to be paid if the acquired entity’s results of operations exceed certain targeted levels. Such additional consideration is paid in cash and is recorded as additional purchase price when targeted levels are achieved. Additional

THE WESTERN UNION COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

the Years Ended December 31, 2005, 2004 and 2003

consideration paid in 2004 and 2003 totaled $28.7 million and $40.7, respectively. There was no additional consideration paid in 2005, and there are no potential additional consideration payments remaining as of December 31, 2005.

5. Settlement Assets and Settlement Obligations

Settlement assets represent funds received or to be received from agents for unsettled money transfers and consumer payments. Western Union records corresponding settlement obligations relating to amounts payable under money transfer and payment service arrangements. The difference in the aggregate amount of settlement assets and obligations is primarily due to unrealized net investment gains and losses, which are reported as a component of other comprehensive income or loss.

Settlement assets and obligations are comprised of the following (in millions):

	December 31,
	2005	2004
Settlement Assets:
Cash and cash equivalents	$183.9	$215.1
Receivables from selling agents, net	593.4	331.6
Investment securities	151.8	170.2

	$929.1	$716.9

Settlement Obligations:
Money transfer and payment services payables	$535.9	$430.7
Payables to agents	390.8	280.3

	$926.7	$711.0

6. Investment Securities

Investment securities consist primarily of high-quality state and municipal debt instruments. All of the Company’s investment securities were marketable securities during all periods presented. The Company is required to maintain specific grades of investments and such investments are restricted to satisfy outstanding settlement liabilities in accordance with applicable state regulations. Western Union does not hold financial instruments for trading purposes, and all investment securities are classified as available-for-sale and recorded at fair value, which is based primarily on market quotations. Investment securities are exposed to market risk due to changes in interest rates and credit risk. Western Union regularly monitors credit risk and attempts to mitigate its exposure by making high quality investments. At December 31, 2005, all investment securities had credit ratings of “AA” or better from a major credit rating agency.

Unrealized gains and losses on available-for-sale securities are excluded from earnings and presented as a component of accumulated other comprehensive income or loss, net of related deferred income taxes. There were no significant realized gains transferred out of other comprehensive income during the periods presented.

Realized gains and losses on investments are calculated using the specific-identification method and are recognized during the period the investment is sold or when an investment experiences an other than temporary

THE WESTERN UNION COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

the Years Ended December 31, 2005, 2004 and 2003

decline in value below cost or amortized cost. When an investment is deemed to have an other than temporary decline in value it is reduced to its fair value, which becomes the new cost basis of the investment. Western Union considers both qualitative and quantitative indicators, including, but not limited to, the length of time the investment has been in an unrealized loss position, when judging whether a decline in value is other than temporary in nature.

The components of investment securities, all of which are classified as available-for-sale, are as follows (in millions):

December 31, 2005	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Net Unrealized Gains (Losses)
State and municipal obligations	$142.4	$144.9	$2.6	$(0.1)	$2.5
Preferred stock	6.9	6.9	—	—	—

	$149.3	$151.8	$2.6	$(0.1)	$2.5

December 31, 2004	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Net Unrealized Gains (Losses)
State and municipal obligations	$156.3	$162.9	$6.9	$(0.3)	$6.6
Preferred stock	8.0	7.3	—	(0.7)	(0.7)

	$164.3	$170.2	$6.9	$(1.0)	$5.9

No individual investment balance included within investment securities represents greater than 10% of total investment securities as of December 31, 2005 and 2004.

The following summarizes contractual maturities of state and municipal obligations as of December 31, 2005 (in millions):

	Amortized Cost	Fair Value
Due within 1 year	$24.7	$25.0
Due after 1 year through 5 years	104.8	107.0
Due after 5 years	12.9	12.9

	$142.4	$144.9

Preferred stock is not included above because the securities do not have fixed maturities. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay the obligations.

THE WESTERN UNION COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

the Years Ended December 31, 2005, 2004 and 2003

The following tables present the gross unrealized losses and fair value of Western Union’s investment securities with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2005 and 2004 (in millions):

	Less than 12 months		Greater than 12 months		Total Fair Value	Total Unrealized Losses
December 31, 2005	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
State and municipal obligations	$18.5	$(0.1)	$—	$—	$18.5	$(0.1)

	$18.5	$(0.1)	$—	$—	$18.5	$(0.1)

	Less than 12 months		Greater than 12 months		Total Fair Value	Total Unrealized Losses
December 31, 2004	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
State and municipal obligations	$—	$—	$3.3	$(0.3)	$3.3	$(0.3)
Preferred stock	3.3	(0.3)	3.9	(0.4)	7.2	(0.7)

	$3.3	$(0.3)	$7.2	$(0.7)	$10.5	$(1.0)

The Company’s unrealized losses related to the following:

State and municipal obligations—The unrealized losses as of December 31, 2005 and 2004 on the Company’s investments in state and municipal obligations were the result of increases in interest rates and were not related to credit quality. These unrealized losses were deemed to be not other-than-temporary because the Company has the ability and intent to hold these investments until a recovery of fair value occurs, which may be upon maturity.

Preferred stock—The majority of the Company’s investments in preferred stock are in government sponsored mortgage entities. The unrealized losses on preferred stock as of December 31, 2004 resulted primarily from the illiquidity of such investments and a decline in interest rates and were not related to credit quality. Analyses of the unrealized losses on preferred stock performed during 2005 and 2004 indicated other-than-temporary impairments on a portion of the Company’s investments, resulting in impairment charges of $1.1 million and $1.0 million for 2005 and 2004, respectively.

7. Property and Equipment

Property and equipment consists of the following (in millions):

	December 31,
	2005	2004
Equipment	$222.0	$197.6
Leasehold improvements	27.1	25.1
Furniture and fixtures	16.6	13.5
Projects in process	0.3	0.3

	266.0	236.5
Less accumulated depreciation	(183.6)	(165.8)

Property and equipment, net	$82.4	$70.7

THE WESTERN UNION COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

the Years Ended December 31, 2005, 2004 and 2003

Amounts charged to expense for depreciation of property and equipment were $32.0 million, $34.0 million and $35.8 million during the years ended December 31, 2005, 2004 and 2003, respectively.

8. Other Assets and Liabilities

The following table summarizes the components of other assets and other liabilities (in millions):

	December 31,
	2005	2004
Other assets:
Equity method investments	$150.2	$156.4
Deferred customer set up costs	46.2	40.7
Amounts advanced to agents	46.0	7.1
Accounts receivable, net	24.8	22.3
Prepaid expenses	9.0	6.4
Derivative financial instruments	19.4	—
Other	46.4	55.7

Total other assets	$342.0	$288.6

Other liabilities:
Deferred revenue	$87.1	$82.1
Derivative financial instruments	1.1	31.1
Due to minority interest holder	23.8	24.6
Other liabilities	35.9	31.4

Total other liabilities	$147.9	$169.2

Amounts advanced to agents

From time to time the Company makes short term advances and longer term loans to agents. These advances and loans generally are secured by settlement funds payable by the Company to these agents. In January 2006, the Company signed a six year agreement with one of its existing agents which included a four year loan of $140.0 million to the agent. The terms of the loan agreement require that certain percentages of commissions earned by the agent be withheld by the Company as repayment of the loan. The loan receivable was recorded in “Other assets” in the Combined Balance Sheets as of March 31, 2006. The Company imputes interest on this note receivable and has recorded the note net of a discount of $52.0 million.

9. Income Taxes

The components of pretax income are as follows (in millions):

	Year ended December 31,
	2005	2004	2003
Components of pretax income:
Domestic	$802.3	$674.8	$862.4
Foreign	501.4	423.3	107.3

	$1,303.7	$1,098.1	$969.7

THE WESTERN UNION COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

the Years Ended December 31, 2005, 2004 and 2003

The provision for income taxes is as follows (in millions):

	Year ended December 31,
	2005	2004	2003
Federal	$322.2	$271.0	$274.4
State and local	45.1	35.2	31.4
Foreign	38.2	39.8	25.2

	$405.5	$346.0	$331.0

The Company’s effective tax rates differ from statutory rates as follows:

	Year ended December 31,
	2005	2004	2003
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefits	2.0%	2.0%	2.1%
Foreign rate differential	(5.7)%	(4.8)%	(1.4)%
Federal tax credits	(0.4)%	(0.5)%	(0.5)%
Other	0.2%	(0.2)%	(1.1)%

Effective tax rate	31.1%	31.5%	34.1%

Western Union’s income tax provision consists of the following components (in millions):

	Year ended December 31,
	2005	2004	2003
Current:
Federal	$310.2	$228.9	$213.8
State and local	41.9	30.7	26.6
Foreign	39.4	39.8	25.2

Total current taxes	391.5	299.4	265.6

Deferred:
Federal	12.0	42.1	60.6
State and local	3.2	4.5	4.8
Foreign	(1.2)	—	—

Total deferred taxes	14.0	46.6	65.4

	$405.5	$346.0	$331.0

THE WESTERN UNION COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

the Years Ended December 31, 2005, 2004 and 2003

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the book and tax bases of Western Union’s assets and liabilities. The following table outlines the principal components of deferred tax items (in millions):

	December 31,
	2005	2004
Deferred tax assets related to:
Reserves and accrued expenses	$15.1	$4.4
Pension obligations	25.6	30.3
Deferred revenue	6.2	3.4
Other	11.0	7.9

Total deferred tax assets	57.9	46.0

Deferred tax liabilities related to:
Property, equipment and intangibles	292.8	239.3
Net undistributed earnings	—	3.0
Other	10.0	10.7

Total deferred tax liabilities	302.8	253.0

Net deferred tax liability	$244.9	$207.0

At December 31, 2005, no provision had been made for U.S. federal and state income taxes on foreign earnings of approximately $547.3 million, which are expected to be reinvested outside the U.S. indefinitely. Upon distribution of those earnings in the form of dividends or otherwise, Western Union would be subject to U.S. income taxes (subject to an adjustment for foreign tax credits), state income taxes, and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. tax liability is not practicable because of the complexities associated with its hypothetical calculation.

To address certain aspects of a 2003 legal restructuring of Western Union’s international operations, First Data initiated discussions with the Internal Revenue Service (“IRS”) pursuant to the IRS’s Advance Pricing Agreement (“APA”) Program. If an APA is successfully negotiated, the Company generally will avoid further examination, during the term of the APA, of the transfer pricing methods applicable to, and valuations of, the covered transactions. The Company continues to negotiate with the IRS in the APA process, and while it is hopeful of reaching resolution through the process, there can be no assurances that the APA negotiations will be resolved in a manner acceptable to the Company. If not so resolved, the matter would then likely proceed to other forums within the IRS. The amount of accounting and tax benefit resulting from the legal restructuring, as recorded in Western Union’s combined financial statements, is included in the “Foreign rate differential” line in the above effective tax rate reconciliation. Any differences from Western Union’s positions as recorded in its financial statements upon resolution of these issues will be reflected as a part of income tax expense in the period during which the resolution occurs. Such resolution could also affect Western Union’s effective tax rate for future periods.

Western Union is subject to other tax matters which management believes will not result in a material adverse effect on Western Union’s financial position, results of operations or cash flows. Western Union accrues for loss contingencies as they become probable and estimable.

THE WESTERN UNION COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

the Years Ended December 31, 2005, 2004 and 2003

10. Employee Benefit Plans

Defined Contribution Plans

Eligible full-time employees of Western Union are covered under one of two defined contribution retirement and savings plans. Non-union employees participate in a First Data sponsored plan. Non-union employees make voluntary contributions to this plan and receive up to a 3% Western Union matching contribution, service related contributions of 1.5% to 3% of eligible employee compensation and additional discretionary Western Union contributions. Union employees receive a contribution from the Company of 4% of eligible employee compensation, and those union employees who make voluntary contributions receive up to a 1.5% matching contribution and a $650 per employee lump-sum contribution per year. In addition, First Data provides non-qualified deferred compensation plans for certain highly compensated employees. These plans provide tax-deferred contributions, matching and the restoration of Company contributions under the defined contribution plans otherwise limited by IRS or plan limits. The aggregate amount charged to expense in connection with these plans was $8.1 million, $7.5 million and $6.5 million during the years ended December 31, 2005, 2004 and 2003, respectively.

Defined Benefit Plans

FFMC’s acquisition of WUFSI in November 1994 included the assumption of $304.0 million of underfunded pension obligations related to two suspended defined benefit pension plans. Benefit accruals under these plans were suspended in 1988. First Data reduced these underfunded obligations by contributing $35.6 million in 2004 and $20.2 million in 2003 to the plans. No contributions were made by First Data in 2005. As part of the Distribution, Western Union will be responsible for any remaining underfunded pension obligations. Western Union does not expect to contribute to the pension plans in 2006. A September 30 measurement date is used for the Company’s plans.

The following table provides a reconciliation of the changes in the pension plans’ benefit obligations and fair value of assets for the plan years ended September 30, 2005 and 2004, and a statement of the funded status of the plans as of September 30, 2005 and 2004 (in millions):

	September 30,
	2005	2004
Change in benefit obligation
Benefit obligation at October 1,	$515.7	$515.0
Interest costs	25.6	29.0
Actuarial loss	0.4	20.8
Benefits paid	(47.6)	(49.1)

Benefit obligation at September 30,	494.1	515.7

Change in plan assets
Fair value of plan assets at October 1,	432.8	411.9
Actual return on plan assets	39.1	34.4
Benefits paid	(47.6)	(49.1)
Contributions	—	35.6

Fair value of plan assets at September 30,	424.3	432.8

Funded status of the plan	(69.8)	(82.9)
Unrecognized amounts, principally net loss	114.2	121.8

Total recognized	$44.4	$38.9

THE WESTERN UNION COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

the Years Ended December 31, 2005, 2004 and 2003

According to SFAS No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”), the pension obligations and changes in the value of plan assets to meet those obligations are not recognized as actuarial gains and losses of the plan as they occur but are recognized systematically over subsequent periods. These differences are treated as an unrecognized net gain/loss and not an immediate recognized amount.

The following table provides the amounts recognized in the Combined Balance Sheets (in millions):

	December 31,
	2005	2004
Accrued benefit liability	$(69.8)	$(82.9)
Accumulated other comprehensive income	114.2	121.8

Net amount recognized	$44.4	$38.9

For the plan years ended September 30, 2005 and 2004, the projected benefit obligation was equal to the accumulated benefit obligation.

The following table provides the components of net periodic benefit income for the plans (in millions):

	Three Months Ended March 31,		Year ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
Interest cost	$6.2	$6.4	$25.6	$29.0	$31.9
Expected return on plan assets	(7.5)	(8.4)	(33.8)	(35.3)	(35.1)
Amortization	1.1	0.7	2.7	0.7	—

Net periodic benefit income	$(0.2)	$(1.3)	$(5.5)	$(5.6)	$(3.2)

The minimum pension liability included in other comprehensive income (loss), net of tax, decreased $4.9 million in 2005, increased $13.6 million in 2004 and increased $5.1 million in 2003.

The weighted-average rate assumptions used in the measurement of the Company’s benefit obligation are as follows:

	2005	2004
Discount rate	5.25%	5.18%

The weighted-average rate assumptions used in the measurement of the Company’s net cost (income) are as follows:

	2005	2004	2003
Discount rate	5.19%	5.90%	6.40%
Expected long-term return on plan assets	7.75%	8.00%	8.00%

SFAS 87 requires the sponsor of a defined benefit plan to measure the plan’s obligations and annual expense using assumptions that reflect best estimates and are consistent to the extent that each assumption reflects expectations of future economic conditions. As the bulk of the pension benefits will not be paid for many years, the computation of pension expenses and benefits is based on assumptions about future interest rates and expected rates of return on plan assets. In general, pension obligations are most sensitive to the discount rate assumption, and it is set based on the rate at which the pension benefits could be settled effectively.

THE WESTERN UNION COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

the Years Ended December 31, 2005, 2004 and 2003

Western Union employs a building block approach in determining the long-term rate of return for plan assets. Historical markets are studied and long-term historical relationships between equities and fixed-income securities are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established using a building block approach with proper consideration of diversification and re-balancing. Peer data and historical returns are reviewed to check for reasonableness and appropriateness.

Pension plan asset allocation at September 30, 2005 and 2004, and target allocations based on investment policies, are as follows:

	Percentage of Plan Assets at Measurement Date
Asset Category	2005	2004
Equity securities	44%	44%
Debt securities	55%	54%
Other	1%	2%

	100%	100%

Target Allocation
Equity securities	30-50%
Debt securities	50-60%
Other	0-10%

The following table details plan assets invested in related party securities:

	2005
Plan Asset Holdings	Shares (in thousands)	Fair Market Value (in millions)	% of Total Plan Assets
First Data common stock	18.1	$0.7	0.16%
Bank of New York common stock	23.8	$0.7	0.16%
Hewitt Associates, Inc. common stock	5.5	$0.1	0.02%

	2004
Plan Asset Holdings	Shares (in thousands)	Fair Market Value (in millions)	% of Total Plan Assets
First Data common stock	54.2	$2.4	0.55%
Bank of New York common stock	42.8	$1.2	0.28%
Hewitt Associates, Inc. common stock	11.8	$0.3	0.07%

The maturities of debt securities at September 30, 2005 range from current to 49 years with a weighted-average maturity of 14 years.

Western Union employs a total return investment approach whereby a mix of equities and fixed income investments are used in an effort to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities and plan funded status. The investment

THE WESTERN UNION COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

the Years Ended December 31, 2005, 2004 and 2003

portfolio contains a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as securities deemed to be growth, value, and small and large capitalizations. Other assets, primarily private equity, are used judiciously in an effort to enhance long-term returns while improving portfolio diversification. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements, and periodic asset and liability studies.

The estimated future benefit payments are expected to be $46.2 million in 2006, $45.0 million in 2007, $44.0 million in 2008, $42.9 million in 2009, $41.8 million in 2010 and $189.8 million in 2011 through 2015.

Western Union administers a post-retirement health care plan to union employees that was in effect when First Data acquired FFMC. Generally, retired employees bear the entire cost of the premiums. Western Union also offers a short-term disability plan for union employees.

11. Operating Lease Commitments

Western Union leases certain real properties for use as customer service centers and administrative and sales offices. Western Union also leases data communications terminals, computers and office equipment. Certain of these leases contain renewal options and escalation provisions. Total rent expense under operating leases was $28.6 million, $26.3 million and $21.8 million during the years ended December 31, 2005, 2004 and 2003, respectively.

As of December 31, 2005, the minimum aggregate rental commitments under all noncancelable operating leases, net of sublease income commitments, are as follows (in millions):

Year Ending December 31,
2006	$25.1
2007	19.1
2008	15.6
2009	8.7
2010	7.0
Thereafter	23.8

Total future minimum lease payments	$99.3

12. Commitments and Contingencies

In the normal course of business, Western Union is subject to claims and litigation. Management of Western Union believes such matters involving a reasonably possible chance of loss will not, individually or in the aggregate, result in a materially adverse effect on Western Union’s combined financial position, results of operations or cash flows. Western Union accrues for loss contingencies as they become probable and estimable.

Western Union is subject to unclaimed or abandoned property (escheat) laws in the United States and abroad which require the Company to turn over to certain government authorities the property of others held by the Company that has been unclaimed for a specified period of time, such as unredeemed money transfers. The Company holds property subject to escheat laws and the Company has an ongoing program to comply with those laws. The Company is subject to audit with regard to its escheatment practices.

THE WESTERN UNION COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

the Years Ended December 31, 2005, 2004 and 2003

In 2002, Affiliated Computer Services (“ACS”) notified First Data of its intent to audit First Data’s escheatment practices (and those of all its subsidiaries) on behalf of 19 states (the “ACS States”). The ACS States have subsequently increased to 44 states. However, the ACS States have agreed to allow First Data and its subsidiaries to conduct an internal examination of their escheatment practices utilizing third-party experts. First Data has independently entered into Voluntary Disclosure Agreements with four other states (the “VDA States”). Like the ACS States, the VDA States agreed to allow First Data and its subsidiaries to conduct their own internal review in place of an audit by the states.

First Data completed the majority of its internal review in December 2005. As a result of that review, and in addition to amounts already recorded, the Company recognized an $8.2 million pretax charge in the fourth quarter of 2005 for domestic and international escheatment liabilities (portions of this charge are not scheduled to be remitted until periods beyond 2006).

Western Union plans to complete the internal review and discuss the results thereof with the ACS States and the VDA States in 2006. Any difference between the amounts accrued by the Company and that claimed by a state or foreign jurisdiction will be reflected in the periods in which any resolutions occur.

The Company has $32.8 million in outstanding letters of credit at December 31, 2005 with expiration dates through 2010, certain of which contain a one-year renewal option. The letters of credit are held in connection with lease arrangements and agent settlement agreements. The Company expects to renew the letters of credit prior to expiration.

13. Accumulated Other Comprehensive Loss

The income tax effects allocated to and the cumulative balance of each component of accumulated other comprehensive loss are as follows (in millions):

December 31, 2005	Beginning Balance	Pretax Gain (Loss)	Tax Benefit (Expense)	Net of Tax Amount	Ending Balance
Unrealized gains (losses) on investment securities	$3.8	$(3.4)	$1.2	$(2.2)	$1.6
Foreign currency translation adjustment	15.3	(7.2)	2.4	(4.8)	10.5
Unrealized gains (losses) on hedging activities	(25.5)	46.3	(5.5)	40.8	15.3
Minimum pension liability	(79.1)	7.6	(2.7)	4.9	(74.2)

	$(85.5)	$43.3	$(4.6)	$38.7	$(46.8)

December 31, 2004	Beginning Balance	Pretax Gain (Loss)	Tax Benefit (Expense)	Net of Tax Amount	Ending Balance
Unrealized gains (losses) on investment securities	$6.8	$(4.6)	$1.6	$(3.0)	$3.8
Foreign currency translation adjustment	13.6	2.7	(1.0)	1.7	15.3
Unrealized gains (losses) on hedging activities	(14.6)	(7.0)	(3.9)	(10.9)	(25.5)
Minimum pension liability	(65.5)	(20.8)	7.2	(13.6)	(79.1)

	$(59.7)	$(29.7)	$3.9	$(25.8)	$(85.5)

THE WESTERN UNION COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

the Years Ended December 31, 2005, 2004 and 2003

December 31, 2003	Beginning Balance	Pretax Gain (Loss)	Tax Benefit (Expense)	Net of Tax Amount	Ending Balance
Unrealized gains (losses) on investment securities	$8.2	$(2.1)	$0.7	$(1.4)	$6.8
Foreign currency translation adjustment	2.5	17.1	(6.0)	11.1	13.6
Unrealized gains (losses) on hedging activities	(10.0)	(7.1)	2.5	(4.6)	(14.6)
Minimum pension liability	(60.4)	(7.9)	2.8	(5.1)	(65.5)

	$(59.7)	$—	$—	$—	$(59.7)

14. Derivative Financial Instruments

Accounting for Derivative Instruments and Hedging Activities

Western Union presently uses derivatives to mitigate cash flow risks with respect to changes in foreign exchange rates on forecasted transactions related to revenues. Western Union recognizes all derivative instruments that are designated and qualify as a cash flow hedge in the “Other assets” and “Other liabilities” captions in the accompanying Combined Balance Sheets at their fair value. The estimated fair value of the derivatives is based primarily on market and dealer quotations. Upon entering into a foreign currency forward contract, Western Union designates the derivative as a hedge of a forecasted transaction (cash flow hedge). Changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income (loss) and reclassified into revenue in the same period or periods the hedged item affects earnings. Changes in the fair value of a derivative that is not designated and qualified as a cash flow hedge are recorded in earnings.

At December 31, 2005 and 2004, Western Union also had foreign currency forward contracts relating to settlement activities for its money transfer business. These derivative instruments are short-term, generally less than two weeks, and mitigate Western Union’s foreign currency risk relating to the receipt and payment of the notional amount of money transfers. Due to the short-term expiration, Western Union does not designate these forward contracts as foreign currency hedges. Accordingly, any changes in fair value are recognized immediately in foreign exchange gain or loss in the Combined Statements of Income. Other than these contracts, Western Union does not have any derivative instruments that were not designated and effective as a hedge at December 31, 2005 or 2004.

Western Union formally documents all relationships between hedging instruments and underlying hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions at the time the derivative is entered into. This process includes linking all derivatives that are designated as cash flow hedges to forecasted transactions. Western Union also formally assesses, both at inception of the hedge, and on an ongoing basis, whether the hedge is highly effective in offsetting changes in cash flows of the forecasted transactions. Western Union also performs an assessment of the probability of the forecasted transaction on a periodic basis. If it is determined that a derivative is not highly effective at inception, it ceases to be highly effective during the term of the hedge or if the forecasted transaction is no longer probable, Western Union will discontinue the hedge accounting prospectively for such derivative.

Risk Management Objectives and Strategies

Western Union is exposed to various risks related to changes in foreign currency rates that exist as part of ongoing business operations. Western Union utilizes certain derivative financial instruments to enhance its ability

THE WESTERN UNION COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

the Years Ended December 31, 2005, 2004 and 2003

to manage these risks. Derivative instruments are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. Western Union does not enter into derivative contracts for speculative purposes.

The Company’s policy is to minimize its cash flow exposure related to adverse changes in foreign currency exchange rates. The Company’s objective is to engage in risk management strategies that provide adequate downside protection.

Credit Risk

Western Union does not believe its derivative financial instruments expose it to more than a nominal amount of credit risk as the counterparties are established, well-capitalized financial institutions with credit ratings of “A” or better from major rating agencies. The credit risk inherent in these agreements represents the possibility that a loss may occur from the nonperformance of a counterparty to the agreements. Western Union performs a review at inception of the hedge, as circumstances warrant, and at least on a quarterly basis of the credit risk of these counterparties. Western Union also monitors the concentration of its contracts with any individual counterparty. Western Union anticipates that the counterparties will be able to fully satisfy their obligations under the agreements. Western Union’s exposures are in liquid currencies so there is minimal risk that appropriate derivatives to maintain the hedging program would not be available in the future.

Foreign Currency Derivatives

Western Union’s cash flows are exposed to foreign currency risk from revenue transactions denominated in foreign currencies primarily the Euro, Swiss franc, British pound and Canadian dollar. Western Union utilizes foreign currency foreign exchange forward contracts, which qualify as cash flow hedges, to mitigate some of this risk. Gains and losses on the derivatives are intended to offset losses and gains on the hedged transactions (forecasted revenues primarily for one year) in an effort to reduce the earnings volatility in cash flows resulting from fluctuating foreign currency exchange rates.

The aggregate notional amount of foreign currency forward sales contracts held by the Company as of the balance sheet dates (denominated in the respective foreign currency), are as follows (in millions):

	December 31,
	2005	2004
Euro	243.0	219.7
British pound	27.7	26.7
Swiss franc	18.2	—
Canadian dollar	35.9	30.8

The notional amount represents the portion of forecasted foreign currency denominated revenues hedged by the forward contracts. As of December 31, 2005 and 2004, the carrying value and fair value of Western Union’s foreign currency forward contracts was an $18.3 million net asset and a $31.1 million net liability, respectively, which are included in the “other assets” and “other liabilities” captions in the accompanying Combined Balance Sheets.

Since the critical terms of the forward contracts and the hedged transactions are the same, the amount of ineffectiveness relating to these cash flow hedges is immaterial. Changes in the fair value of the forward

THE WESTERN UNION COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

the Years Ended December 31, 2005, 2004 and 2003

contracts designated as hedging instruments associated with foreign currency risk are reported in other comprehensive income (loss). These amounts subsequently are reclassified into earnings in the same period in which the foreign currency transactions occur. As of December 31, 2005, the maximum length of time over which Western Union is hedging its exposure to the variability in future cash flows associated with foreign currency risk related to future revenues is one year. During the year ending December 31, 2006, approximately $15.3 million of gains in accumulated other comprehensive loss related to the forward contracts are expected to be reclassified into revenue in the Combined Statements of Income.

Accumulated Derivative Gains or Losses

The following table summarizes activity in other comprehensive income (loss) related to derivatives classified as cash flow hedges held by Western Union (in millions):

	2005	2004	2003
Accumulated (loss) included in accumulated other comprehensive income (loss) at January 1,	$(25.5)	$(14.6)	$(10.0)
Add: reclassifications into earnings from other comprehensive income (loss)	1.9	(15.8)	(20.0)
Changes in fair value of derivatives	38.9	4.9	15.4

Accumulated income (loss) included in accumulated other comprehensive income (loss) at December 31,	$15.3	$(25.5)	$(14.6)

15. Stock Compensation Plans

Stock Options and Employee Stock Purchase Plan Rights

Western Union participates in the First Data plans that provide for the granting of stock options to employees and other key individuals who perform services for the Company. A total of 237.8 million shares of First Data common stock have been reserved for issuance under the plans and a total of 44.8 million and 33.9 million shares remain available for future grant at December 31, 2005 and March 31, 2006, respectively. The options have been issued at prices equivalent to or in excess of the fair market value of First Data common stock at the dates of grant, have 10-year terms and become exercisable in three or four equal annual increments beginning 12 months after the dates of grant. The requisite service period for stock options is the same as the vesting period, with the exception of retirement eligible employees who have shorter requisite service periods ending when the employees become retirement eligible. Compensation expense related to stock options is recognized over the requisite service period, except as discussed further below for certain options granted prior to the adoption of SFAS 123R (Note 2).

In October 1996, First Data instituted an employee stock purchase plan (“ESPP”) for which a total of 24.0 million First Data shares have been reserved for issuance, of which 7.0 million and 6.5 million shares remain available for future purchase at December 31, 2005 and March 31, 2006, respectively. Amounts accumulated through payroll deductions elected by eligible employees are used to make quarterly purchases of First Data common stock at a 15% discount from the lower of the market price at the beginning or end of the quarter. The fair value of these awards was recognized as compensation expense in the Combined Statements of Income for the three months ended March 31, 2006 in accordance with the provisions of SFAS 123R.

First Data received all cash proceeds and realized and retained all tax benefits related to the exercise of stock options and ESPP purchases by Western Union employees during all periods presented.

THE WESTERN UNION COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

the Years Ended December 31, 2005, 2004 and 2003

A summary of First Data stock option activity relating to Western Union employees for the years ended December 31, 2005, 2004 and 2003 is as follows (options in millions):

	2005		2004		2003
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at January 1,	8.1	$36	6.3	$33	6.0	$32
Granted	0.5	40	3.2	40	1.6	35
Exercised	(0.8)	29	(0.6)	26	(0.9)	25
Canceled	(0.4)	39	(0.4)	39	(0.6)	35
Net employee transfers from (to) other FDC businesses	0.5	35	(0.4)	34	0.2	34

Outstanding at December 31,	7.9	$37	8.1	$36	6.3	$33

Options exercisable at December 31,	7.0	$37	2.5	$31	1.8	$26

A summary of First Data stock option activity relating to Western Union employees for the three months ended March 31, 2006 is as follows (options and aggregate intrinsic value in millions):

	Three Months Ended March 31, 2006
	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1,	7.9	$37
Granted	1.7	$44
Exercised	(1.1)	$35
Net employee transfers from (to) other FDC businesses	(0.5)	$37

Outstanding at March 31,	8.0	$39	8 years	$65.3

Options exercisable at March 31,	5.8	$37	7 years	$56.7

The total intrinsic value of stock options exercised by Western Union employees during the three months ended March 31, 2006 and 2005 was $12.5 million and $0.9 million, respectively.

THE WESTERN UNION COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

the Years Ended December 31, 2005, 2004 and 2003

The following summarizes information about First Data stock options outstanding at December 31, 2005 for Western Union employees (options in millions):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 12/31/05	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable at 12/31/05	Weighted- Average Exercise Price
$12.02–$17.00	0.2	3	$14	0.2	$14
$18.28–$22.44	0.3	4	$22	0.3	$22
$24.06–$29.83	0.7	5	$29	0.7	$29
$32.45–$35.95	1.4	7	$34	1.3	$34
$36.04–$91.37	5.3	8	$40	4.5	$40

	7.9	7	$37	7.0	$37

Restricted Stock Awards and Restricted Stock Units

In February 2005, First Data awarded 50,000 shares of restricted stock to the Chief Executive Officer of Western Union. The stock award vests at 25% per year on the anniversary date of the grant if the Chief Executive Officer is still employed by First Data at the time. The fair value of the 2005 grant of $2.0 million was recorded based on the market value of the shares on the date of grant and is being amortized over four years.

In February 2004, First Data awarded 50,000 shares of restricted stock to the Chief Executive Officer of Western Union. The stock award vests if the Chief Executive Officer is still employed on the earlier of (i) February 25, 2009 or (ii) at any time after February 25, 2007 if on each trading day during the previous 30-day period the highest intra-day trading price of the First Data’s common stock on the New York Stock Exchange is equal to or greater than $70.00 per share. The fair value of the 2004 grant of $2.0 million was recorded based on the market value of the shares on the date of grant and is being amortized over five years.

During the first quarter of 2006, First Data implemented a new incentive compensation plan for certain employees which provides for the issuance of restricted stock awards or restricted stock units upon the achievement of certain performance criterion. Once the performance criterion are met, which First Data currently deems probable, the awards will vest at 33% per year on the anniversary date of the grant. The fair value of the awards granted in February 2006 was measured based on the market value of the shares on the date of grant and is being amortized over three years.

THE WESTERN UNION COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

the Years Ended December 31, 2005, 2004 and 2003

A summary of First Data restricted stock award and restricted stock unit activity relating to Western Union employees for the three-month period ended March 31, 2006 is as follows (awards/units in millions):

	Three Months Ended March 31, 2006
	Number Outstanding	Weighted- Average Grant-Date Fair Value
Non-vested at January 1,	0.1	$40.45
Granted	0.2	$47.80
Vested	—	$40.08
Forfeited	—	—

Non-vested at March 31,	0.3	$44.34

Stock-Based Compensation

In December 2005, First Data accelerated vesting of all outstanding unvested stock options granted by First Data to its officers and employees under First Data’s 2002 Long-Term Incentive Plan. The decision to accelerate the vesting of these stock options was made primarily to reduce stock-based compensation expense that otherwise likely would be recorded in future periods following the adoption of SFAS 123R, which became effective January 1, 2006. The Company recognized compensation expense of $1.8 million during the fourth quarter of 2005 resulting from accelerated vesting. The Company must recognize compensation expense related to any awards outside of the 2002 Long-Term Incentive Plan that are not fully vested as of January 1, 2006, as well as options granted after that date.

As discussed in Note 2, effective January 1, 2006, the Company adopted SFAS 123R following the modified prospective method. The following table sets forth total stock-based compensation expense (benefit) recognized in the noted line items of the Combined Statements of Income resulting from First Data stock options, restricted stock awards, restricted stock units, as well as ESPP rights for Western Union employees for the three month period ended March 31, 2006 (in millions):

Three months ended March 31, 2006
Income before income taxes	$3.1
Income tax benefit from stock-based compensation expense	(0.9)

Net income	$2.2

There was no stock-based compensation capitalized during the three months ended March 31, 2006.

THE WESTERN UNION COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

the Years Ended December 31, 2005, 2004 and 2003

For periods prior to the adoption of SFAS 123R, pro forma information regarding the Company’s net income is required by SFAS No. 123, “Accounting for Stock Based Compensation” (“SFAS 123”), as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS 123. The Company’s pro forma information for the three month period ended March 31, 2005 and the years ended December 31, 2005, 2004 and 2003 under SFAS 123, which reflects compensation expense equal to the fair value of the options, restricted stock awards and ESPP rights for Western Union Employees recognized over their vesting periods, is as follows (in millions):

	Three Months Ended March 31, 2005	Year Ended December 31,
		2005	2004	2003
Reported net income	$205.9	$898.2	$752.1	$638.7
Restricted stock expense and effect of accelerated vesting included in reported net income, net of tax	0.1	1.9	—	—
SFAS No. 123 expense, net of tax	(4.3)	(37.7)	(14.9)	(14.1)

Pro forma net income	$201.7	$862.4	$737.2	$624.6

Certain of the Company’s employee stock-based compensation awards have terms that provide for vesting to continue after retirement. Prior to the adoption of SFAS 123R, the Company accounted for this type of arrangement by recognizing pro forma compensation cost over the stated vesting period for the SFAS 123 pro forma disclosures. Upon adoption of SFAS 123R, compensation cost is being recognized over a shorter period that ends with retirement eligibility. The impact of applying SFAS 123R requirements for accelerated expense recognition would have impacted pro forma SFAS 123 compensation expense, net of tax, by benefits of $0.1 million and $1.7 million during the three-month period ended March 31, 2005 and year ended December 31, 2005, respectively, and charges of $1.0 million and $0.7 million for the years ended December 31, 2004 and 2003, respectively.

As of March 31, 2006, there was $15.8 million of total unrecognized compensation cost related to non-vested stock options which is expected to be recognized over a weighted-average period of four years. As of March 31, 2006, there was $9.3 million of total unrecognized compensation cost related to non-vested restricted stock awards and restricted stock units which is expected to be recognized over a weighted-average period of 3 years.

THE WESTERN UNION COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

the Years Ended December 31, 2005, 2004 and 2003

The fair value for First Data stock options and ESPP rights granted to Western Union employees for the three months ended March 31, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003 was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

	Three months ended March 31,		Year ended December 31,
	2006	2005	2005	2004	2003
Stock Options Granted:
Weighted average risk-free interest rate	4.59%	4.03%	4.14%	3.25%	2.95%
Weighted average dividend yield	0.58%	0.57%	0.58%	0.20%	0.22%
Volatility	23.7%	35.3%	32.7%	30.5%	37.0%
Expected term (in years)	5.0	7.0	6.0	5.0	5.0
Weighted average fair value	$12	$16	$15	$13	$13

ESPP:
Weighted average risk-free interest rate	4.70%	2.32%	3.12%	1.69%	2.89%
Weighted average dividend yield	0.58%	0.57%	0.58%	0.20%	0.22%
Volatility	23.5%	19.8%	19.1%	20.5%	35.9%
Expected term (in years)	0.25	0.25	0.25	0.25	0.25
Weighted average fair value	$ 9	$ 8	$ 8	$ 8	$ 7

Expected volatility—Prior to 2006, the Company used historical volatility to estimate the grant-date fair value of stock options and ESPP rights. The Company changed its method of estimating expected volatility for all stock options granted and ESPP rights after January 1, 2006 to implied volatility. The change in assumption, made in conjunction with the adoption of SFAS 123R, is expected to result in a more accurate estimate of the grant-date fair value of employee stock options. The Company calculates implied volatility on a daily basis using a Black-Scholes option pricing model. This calculation incorporates the market prices of a variety of traded options, the market price of the Company’s stock, the exercise price and remaining term of the traded options, the expected dividends, and the risk-free rate. The traded options used are similar in exercise price to awards granted to employees, are near-the-money, and typically have a remaining maturity of greater than one year. For each grant, the Company uses the average of the daily implied volatilities for the six months preceding the grant date. Using implied volatility versus historical volatility to value the stock options granted in the first quarter of 2006 resulted in a decrease in the total grant-date fair value, to be recognized over the requisite service period, of approximately $4.2 million.

Expected dividend yield—The dividend yield is the calculation of a rolling 12-month average First Data stock price divided by the annualized First Data dividend rate of $0.24 as of March 31, 2006.

Expected term—The Company has aggregated stock option awards into classes. For each class, the expected term is primarily based on the results of a study performed on the historical exercise and post-vesting employment termination behavior for similar grants. The expected terms are as follows: 4.5 year life for employees (Non-Board of Directors, Non-Executive Committee), 7 year life for the Board of Directors and 7.5 year life for the Executive Committee. The expected term of ESPP rights is determined to be 0.25 years as purchase rights are achieved over the course of the quarter in which the employee participates in the ESPP. Once the shares have been purchased, the employee can sell their respective shares.

THE WESTERN UNION COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

the Years Ended December 31, 2005, 2004 and 2003

Risk-free interest rate—The risk-free rate for stock options granted during the period is determined by using a zero-coupon U.S. Treasury rate for the period that coincides with the expected terms listed above. The risk-free rate for ESPP rights is determined by using a 3-month maturity U.S. Treasury bond rate for the 90 day period that coincides with the expected terms listed above.

16. Segment Information

The Company classifies its businesses into two reportable segments: consumer-to-consumer and consumer-to-business (Note 1). Operating segments are defined by SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information,” as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance.

The consumer-to-consumer reporting segment is viewed as one global network where a money transfer can be sent from one location to another, anywhere in the world. The segment is managed as three regions, primarily to coordinate agent network management and marketing activities. The Company’s CODM makes decisions regarding resource allocation and monitors performance based on specific corridors within and across these regions, but also reviews total revenue and operating profit of each region. Each region and corridor offer the same services distributed by the same agent network, have the same types of customers, are subject to similar regulatory requirements, are processed on the same system, and have similar economic characteristics, allowing the geographic regions to be aggregated into one reporting segment.

All businesses that have not been classified into consumer-to-consumer or consumer-to-business, primarily the Company’s money order business and prepaid services, are reported as “Other.” The Company previously operated internet auction payments, messaging and international prepaid cellular top-up businesses. These three businesses, representing aggregated revenues in 2005, 2004 and 2003 of $28.9 million, $35.4 million and $38.1 million, respectively, and operating loss before taxes of $16.2 million, $8.2 million and $1.4 million, respectively, were shut down or sold in 2005 and early 2006. Due to the immaterial nature of these three businesses, they have not been presented separately as discontinued operations.

The Company’s reportable segments are reviewed separately below because each reportable segment represents a strategic business unit that offers different products and serves different markets. The business segment measurements provided to, and evaluated by, the Company’s CODM are computed in accordance with the following principles:

•	The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

•	Segment revenue includes intersegment revenue.

•	Corporate overhead is allocated to the segments based on a percentage of each segment’s revenue.

•	Costs incurred to effect the spin-off are not allocated to the segments.

THE WESTERN UNION COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

the Years Ended December 31, 2005, 2004 and 2003

The following tables present the Company’s reportable segment results for the three month periods ended March 31, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003, respectively (in millions):

	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
Revenues:
Consumer-to-Consumer:
External revenue
Transaction fees	$711.0	$615.5	$2,723.7	$2,373.6	$2,028.2
Foreign exchange revenue	146.0	116.8	529.4	442.4	371.5
Other revenues	7.4	5.6	25.6	22.5	23.4

	864.4	737.9	3,278.7	2,838.5	2,423.1
Consumer-to-Business:
External revenue
Transaction fees	151.3	142.7	565.0	545.4	553.7
Foreign exchange revenue	0.3	0.3	1.4	1.3	1.2
Other revenues	10.2	7.8	33.8	29.6	31.2

	161.8	150.8	600.2	576.3	586.1
Other:
External revenue
Transaction fees	13.4	16.7	65.8	69.8	74.5
Commission and other revenues	11.0	10.1	42.7	39.8	37.1
Internal revenue	0.9	1.4	5.2	6.0	1.5

	25.3	28.2	113.7	115.6	113.1
Eliminations	(0.9)	(1.4)	(5.2)	(6.0)	(1.5)

Total revenues	$1,050.6	$915.5	$3,987.4	$3,524.4	$3,120.8

Operating income:
Consumer-to-Consumer	$254.7	$232.0	$1,047.4	$863.3	$734.4
Consumer-to-Business	58.7	57.1	220.4	219.5	230.0
Other	6.9	2.4	0.9	6.1	7.8

Total operating income	$320.3	$291.5	$1,268.7	$1,088.9	$972.2

Assets:
Consumer-to-Consumer	$3,878.2	$2,687.9	$3,756.7	$2,524.8	$2,330.8
Consumer-to-Business	530.1	570.3	587.0	565.8	504.4
Other	224.9	224.0	245.4	216.4	194.7

Total	$4,633.2	$3,482.2	$4,589.1	$3,307.0	$3,029.9

Depreciation and amortization:
Consumer-to-Consumer	$18.8	$12.9	$54.0	$51.4	$49.4
Consumer-to-Business	4.6	5.2	19.8	21.2	23.4
Other	1.2	1.7	5.7	6.6	5.6

Total	$24.6	$19.8	$79.5	$79.2	$78.4

Capital expenditures:
Consumer-to-Consumer	$83.0	$6.6	$48.3	$31.6	$70.2
Consumer-to-Business	6.5	2.1	12.7	12.8	24.7
Other	0.5	0.8	4.0	5.1	4.9

Total	$90.0	$9.5	$65.0	$49.5	$99.8

THE WESTERN UNION COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Three Months Ended March 31, 2006 and 2005 (unaudited) and

the Years Ended December 31, 2005, 2004 and 2003

Information concerning principal geographic areas was as follows (in millions):

	Year Ended December 31,
	2005	2004	2003
Revenue:
United States	$1,842.2	$1,685.1	$1,609.9
International	2,145.2	1,839.3	1,510.9

Total	$3,987.4	$3,524.4	$3,120.8

Long-lived assets:
United States	$73.4	$64.0	$70.7
International	9.0	6.7	9.0

Total	$82.4	$70.7	$79.7

The geographic split of revenue above has been determined based upon the country where a money transfer is initiated and the country where a money transfer is paid with revenue being split 50% between the two countries. Long-lived assets, consisting of “Property and equipment, net,” are presented based upon the location of the assets.

A majority of Western Union’s consumer-to-consumer transactions involve at least one non-United States location. No individual country outside the United States accounted for more than 10% of segment revenue for the three months ended March 31, 2006 or the years ended December 31, 2005, 2004 and 2003. In addition, no individual agent accounted for greater than 10% of segment revenue during these periods.

17. Quarterly Financial Information (Unaudited)

Summarized quarterly results for the years ended December 31, 2005 and 2004 are as follows (in millions):

2005 by Quarter:	Q1	Q2	Q3	Q4	Year Ending December 31, 2005
Revenues	$915.5	$977.2	$1,019.1	$1,075.6	$3,987.4
Expenses	624.0	663.8	676.6	754.3	2,718.7
Other income , net	7.3	7.7	7.6	12.4	35.0

Income before income taxes	298.8	321.1	350.1	333.7	1,303.7
Income tax expense	92.9	99.9	108.9	103.8	405.5

Net income	$205.9	$221.2	$241.2	$229.9	$898.2

2004 by Quarter:	Q1	Q2	Q3	Q4	Year Ending December 31, 2004
Revenues	$822.5	$863.2	$897.5	$941.2	$3,524.4
Expenses	568.8	599.3	601.7	665.7	2,435.5
Other income (expense), net	(1.2)	2.1	3.9	4.4	9.2

Income before income taxes	252.5	266.0	299.7	279.9	1,098.1
Income tax expense	79.6	83.8	94.4	88.2	346.0

Net income	$172.9	$182.2	$205.3	$191.7	$752.1

THE WESTERN UNION COMPANY

SCHEDULE II—Valuation and Qualifying Accounts

(Dollars in Millions)

Description	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions	Balance at End of Year
Allowance for doubtful accounts for the years ended:
December 31, 2005	$13.3	$16.1	$(21.0)	$8.4
December 31, 2004	$16.3	$13.6	$(16.6)	$13.3
December 31, 2003	$18.9	$13.7	$(16.3)	$16.3